712

08004647

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nippon Mining Holdings

*CURRENT ADDRESS

PROCESSED

SEP 03 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34805 FISCAL YEAR 3-31-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 9/4/08

RECEIVED
2008 SEP -2 A 8:31
FICE OF INTERNATIONAL
CORPORATE FINANCE

File No. 82-34805

ANNEX A

List of Documents Published, Filed or Distributed since

May 15, 2008

3-31-08
ARIS

JAPANESE LANGUAGE DOCUMENTS published, filed or distributed ONLY IN JAPAN

1. Press release dated May 28, 2008 in connection with Nippon Mining Holdings in a Joint Venture to Manufacture and Market Polycrystalline Silicon for Solar Cells (Attached as Exhibit 1)

2. Press release dated June 19, 2008 in connection with Block WA-412-P awarded to Japan Energy Corporation (Attached as Exhibit 2)

3. Press release dated July 30, 2008 in connection with Revision of earnings forecast (Attached as Exhibit 3)

ENGLISH LANGUAGE DOCUMENTS

4. Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2009 ("Fiscal 2008") (Attached as Exhibit 4)

5. Annual Report 2008 for the fiscal year ended March 31, 2008 (Attached as Exhibit 5)

May 28, 2008

Company name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	Tokyo 5016
Contact	Nobuyuki Yamaki, Director in charge of General Administration Group
Telephone	03-5573-5129

Nippon Mining Holdings in a Joint Venture to Manufacture and Market Polycrystalline Silicon for Solar Cells

Nippon Mining Holdings, Inc. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi; the "Company") announced today that it will establish a joint venture with Chisso Corp. and Toho Titanium Co., Ltd., to manufacture and market polycrystalline silicon feedstock for solar cells. This decision was made at the Company's Board of Director's meeting on May 28, 2008.

1. Reason for establishing the joint venture

Since January 2007, the Company has been working with Chisso Corp. and Toho Titanium Co., Ltd., to validate a proprietary zinc reduction technology, the Japan Solar Silicon (JSS) method, for manufacturing polycrystalline silicon for solar cells. Given the results, the three companies recently decided to establish a joint venture to manufacture and market polycrystalline silicon for solar cells.

2. Overview of the joint venture

1) Company name	(not decided yet)
2) Main business	Manufacture and sale of polycrystalline silicon for solar cells
3) Established	June 30, 2008 (current plan)
4) Head office	3-2, Kajicho 2-chome, Chiyoda-ku, Tokyo (current plan)
5) Representative	Kazuo Ohki, President (currently a director (Senior Managing Director) at the Company)
6) Capital	100 million yen
7) Fiscal year end	March
8) Investment ratios	Chisso Corp. 50% the Company 30% Toho Titanium Co., Ltd. 20%

3. Overview of joint-venture partners

A. Chisso Corp.

1) Company Name	Chisso Corp.
2) Main business	Chemical products
3) Established	January 12, 1950
4) Main office	6-32, Nakanoshima 3-chome, Kita-ku, Osaka
	(Head office: 2-1 Otemachi 2-chome, Chiyoda-ku, Tokyo)
5) Representative	Shun'ichi Okada, President
6) Capital	7,813 million yen
7) Employees	2,762 (consolidated, as of March 31, 2008)
8) Major shareholders and percentage ownership	Mizuho Corporate Bank Ltd. 4.34% Tokio Marine & Nichido Fire Insurance Co., Ltd. 1.52% The Bank of Tokyo-Mitsubishi UFJ, Ltd. 1.41% (as of March 31, 2008)
9) Business relationships	The company has no capital, personnel, or trade alliances with the Company

B. Toho Titanium Co., Ltd.

1) Company Name	Toho Titanium Co., Ltd.
2) Main business	Titanium metals, catalysts, and electrical materials businesses
3) Established	September 6, 1948.
4) Head office	3-5 Chigasaki 3-chome, Chigasaki City, Kanagawa Prefecture
5) Representative	Takeshi Kurushima, President
6) Capital	4,812 Billion yen
7) Employees	799 (consolidated, as of March 31, 2008)
8) Major shareholders	Nippon Mining Holdings, Inc. 42.46% Nippon Steel Corp. 4.94% Mitsui & Co., Ltd. 3.32% (as of March 31, 2008)
9) Business relationships	the Company holds a 42.46% stake in Toho Titanium. Further, Toho Titanium will become a consolidated subsidiary of the Campany, if a proposal to seat five directors from the Nippon Mining Holdings Group on the seven-member board of directors at Toho Titanium is approved at Toho Titanium's ordinary shareholders' meeting scheduled for June 27, 2008, placing it under the Company's control.

4. Schedule

1) Resolution of the board of directors	May 28, 2008
2) Signing of the joint-venture agreement	May 28, 2008 (current schedule)
3) Start of business	June 30, 2008 (current schedule)

* The joint-venture company will build a mass-production factory within the Kashima Okunoyahama industrial complex in Ibaraki Prefecture.

5. Outlook

The effect of the joint venture on the Company's financial results is expected to be negligible.

###

Inquiries

For more information, please contact:
Mr. Ohta or Mr. Tashiro
Public Relations,
Nippon Mining Holdings, Inc.
Tel: +81-3-5573-5129

Appendix

May 28, 2008

Chisso Corp.

Nippon Mining Holdings, Inc.

Toho Titanium Co., Ltd.

Japanese Consortium to Manufacture and Sell Polycrystalline Silicon for Solar Cells

—Investment of Around 24 Billion Yen, Annual Capacity of 3,000 Tons—

Chisso Corp. (head office: Otemachi 2-chome, Chiyoda-ku, Tokyo; President: Shun'ichi Okada), Nippon Mining Holdings, Inc. (head office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) and Toho Titanium Co., Ltd. (head office: Chigasaki 3-chome, Chigasaki City, Kanagawa Prefecture; President: Takeshi Kurushima) have been working since January 2007 to validate a proprietary zinc-reduction technology (the Japan Solar Silicon (JSS) method) for manufacturing polycrystalline silicon feedstock for solar cells. Given the results, the three companies agreed today to establish a joint venture and invest a total of 24 billion yen to build a factory for mass-producing polycrystalline silicon within the Kashima Okunoyahama industrial complex in Ibaraki Prefecture.

Global demand for solar power generation is surging as a measure to fight global warming. Demand for polycrystalline silicon, the main material used in solar cells, is expected to continue growing rapidly. The three companies therefore plan to offer a steady supply of high-quality, low-cost polycrystalline silicon. Going forward, the three companies are working toward achieving an annual production capacity of 10,000 tons.

1. Overview of the joint venture

1) Company name	(not decided yet)
2) Established	June 30, 2008
3) Head office	Chiyoda-ku, Tokyo
4) Factory location	Kamisu City, Ibaraki Prefecture (within the Kashima Okunoyahama industrial complex)
5) Factory space	50,000 sq. meters
6) Capital	100 million yen
7) Investment ratios	Chisso Corp. 50%, Nippon Mining Holdings, Inc. 30%, Toho Titanium Co., Ltd. 20%
8) President	Kazuo Ohki (currently a director (Senior Managing Director) at Nippon Mining Holdings, Inc.)
9) Purpose of business	Manufacture and market of polycrystalline silicon feedstock for solar cells
10) Employees	About 110 (when annual production capacity reaches 3,000 tons)

1. Production plan

In phase one, the companies plan to build a mass-production plant with an annual output capacity of 400 tons. Additional facilities will be built to boost annual capacity to 3,000 tons during phase two.

1) Phase one

a. Annual output capacity: 400 tons
b. Construction: Starts in July 2008
c. Start of production: H1 FY2010

2) Phase two

a. Annual output capacity: 3,000 tons
b. Construction: Additional facilities from H1 FY2010 and beyond

3) Total Investment

Around 24 billion yen (phases one and two combined)

2. Characteristics of manufacturing technology

(1) The characteristics of the zinc-reduction process (JSS method) are as follows:

a. The process employs the same chlorination method as used in the Siemens method, the mainstream method in the market for polycrystalline silicon feedstock for solar cells. The process can produce high purity polycrystalline silicon of 8N–9N (99.999999% to 99.9999999%), meeting the performance requirements for use in solar cells.
b. In contrast to the Siemens Method, the process uses silicon tetrachloride ($SiCl_4$) as a basic ingredient. This lowers costs because it improves the response efficiency and the silicon tetrachloride can be recycled easily.

(2) This technology combines proprietary technology developed by the three firms.

Inquiries

For more information, please contact:

Nippon Mining Holdings, Inc.	Mr. Ohta or Mr. Tashiro Public Relations	+81 3-5573-5129

Exhibit 1. Overview of the joint-venture partners

1. Chisso Corp.

1) Head office	2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
2) President	Shun'ichi Okada
3) Established	January 1950
4) Capital	7.8 billion yen
5) Main business	Chemical products
6) Sales	269.7 billion yen (consolidated, fiscal year ended March 31, 2008)
7) Employees	2,762 (consolidated, as of March 31, 2008)

2. Nippon Mining Holdings, Inc.

1) Head office	10-1, Toranomon 2-chome, Minato-ku, Tokyo
2) President	Mitsunori Takahagi
3) Established	September 2002
4) Capital	73.9 billion yen
5) Main business	Petroleum (Japan Energy Corp.) and metals (Nippon Mining and Metals Co., Ltd.)
6) Sales	4,339.5 billion yen (consolidated, fiscal year ended March 31, 2008)
7) Employees	10,316 (consolidated, as of March 31, 2008)

3. Toho Titanium Co., Ltd.

1) Head Office	3-5 Chigasaki 3-chome, Chigasaki City, Kanagawa Prefecture
2) President	Takeshi Kurushima
3) Established	September 1948
4) Capital:	4.8 billion yen
5) Main business	Titanium metals, catalysts, and electrical materials businesses
6) Sales	44.9 billion yen (consolidated, fiscal year ended March 31, 2008)
7) Employees	799 (consolidated, as of March 31, 2008)

Exhibit 2. JSS Method Flow Chart


Zn
*1
*2
SiCl4
*3
*4
SiCl4
ZnCl2
Zn
*5
Cl2

*1 Polycrystalline silicon (product)
*2 Reductive reaction
*3 Chlorination reaction
*4 Metallic silicon (raw material)
*5 Electrolysis

Exhibit 3. Polycrystalline silicon (photograph)



English Translation of Japan Energy's Press Release

June 19, 2008

Block WA-412-P awarded to Japan Energy Corporation

Japan Energy Corporation (President: Mr. Isao Matsushita) announced today that Japan Energy Corporation entered into a Production Contract for Block WA-412-P, which is located at 150km northwest offshore Australian Continent.

1. Project Summary
 (1) Block : Block WA-412-P
 (2) Signing Date : June 13, 2008
 (3) Block Acreage : Approximately 730 km2
 (4) Working Interest : JAPAN ENERGY CORPORATION 100%
2. Term
 (1) Exploration Period : 6 years(June 2008 - June 2014)
 (2) Plan : Processing new 3D seismic, Drilling of 2 exploration wells

Figure : Location of Block WA-412-P


ガス田
油田
WA-412-P
Dampier
Barrow島
KILOMETRES
Australia

July 30, 2008

Company name	NIPPON MINING HOLDINGS, INC.
Representative	Mitsunori Takahagi, President and Chief Executive Officer
Stock code	Tokyo 5016
Contact	Nobuyuki Yamaki, Director in charge of General Administration Group
Telephone	03-5573-5129

REVISION OF EARNINGS FORECAST

Based on the recent operating performance, Nippon Mining Holdings, Inc. (Head Office: Toranomon 2-chome, Minato-ku, Tokyo; President: Mitsunori Takahagi) revises its earnings forecast for the first six months of the fiscal year ending March 31, 2009 that was previously announced on April 30, 2008. Details of the revision are as follows:

1. Revision of consolidated earnings forecast for the first half of the fiscal year ending March 31, 2009 (April 1, 2008 – September 30, 2008)

(millions of yen)

	Net sales	Operating income	Income before special items	Net income	Net income per share (yen)
Previous forecast (A) (announced on Apr. 30, 2008)	2,145,000	27,000	51,000	26,000	28.05
Revised forecast (B)	2,340,000	66,000	100,000	54,000	58.26
Change (B - A)	195,000	39,000	49,000	28,000	-
Percentage change	9.1%	144.4%	96.1%	107.7%	-
Actual results for previous period (Apr.1 - Sep.30, 2007)	2,010,629	50,345	95,707	51,011	55.04

<Reason for the Revision>

Consolidated net sales for the first six months are expected to increase due mainly to higher prices of petroleum products reflecting the crude oil market as well as rising metal prices. Income before special items is projected to rise ¥49 billion to ¥100 billion, owing primarily to higher inventory valuation gain as a result of rising crude oil prices and profit growth in conjunction with rising copper prices. Net income is expected to increase by ¥28 billion to ¥54 billion, mainly reflecting the increase in income before special items.

<Segment breakdown of income before special items (Consolidated forecast for the first six months of the fiscal year ending March 31, 2009)>

(100 millions of yen)

		Previous (A)	Revised (B)	Change (B-A)	Reason for change in income before special items	Previous period (actual) (Apr. 1 - Sep. 30, 2007)
Petroleum	Sales	15,900	17,700	1,800	Increase in inventory valuation and other factors for the first half of FY2008	14,349
	Income before special items	75	450	375		321
Metals	Sales	5,350	5,450	100	Higher copper price, depreciation of yen, and other factors for the first half of FY2008	5,652
	Income before special items	380	500	120		593
Other operations	Sales	400	440	40		326
	Income before special items	55	50	(5)		44
Eliminations	Sales	(200)	(190)	10		(221)
Total	Sales	21,450	23,400	1,950		20,106
	Income before special items	510	1,000	490		957

2. Revision of consolidated earnings forecast for the full fiscal year ending March 31, 2009 (April 1, 2008 – March 31, 2009)

In view of the difficult-to-predict business conditions of crude oil market, metal prices and exchange rates, etc., we have not changed the fiscal forecasts for the full year ending March 31, 2009. We will revise the forecasts when we announce the operating results for the first half of the fiscal year ending March 31, 2009.

[Reference]

Key factors for consolidated earnings forecast for the first half of the year ending March 31, 2009

		Previous (A)	Revised (B)	Change (B-A)	Previous period (actual) (Apr. 1 - Sep. 30, 2007)
All segments	Exchange rate (¥ / $)	100	105	5	119
Petroleum	Crude oil (FOB) ($ / bbl, Dubai spot price)	93.0	121.0	28	67.4
	Paraxylene ($ / tons, ACP)	1,301	1,444	143	1,141
Metals	Copper (cent / lb, LME)	350	367	17	348
	Electrolytic copper sales (1,000 tons / period)	322	315	(7)	326
	Gold recovery volume by metal recycling (tons / period)	3.7	3.2	(0.5)	3.4
	Treated rolled copper foil sales (1,000 meters / month)	4,166	3,520	(646)	3,959
	Precision rolled products sales (1,000 tons / period)	24.1	22.7	(1.4)	21.7

Remark Assumptions for the second quarter of the fiscal year ending March 31, 2009 are as follows:
Exchange rate : ¥105 / $, Crude oil (FOB) : $125 / bbl, Copper : 350 ¢ / lb

(Note) The forecasts described above are based on information available as of the release date of this document. Actual results are subject to change due to various factors.

###

Inquiries

For more information, please contact:
Mr. Ohta or Mr. Tashiro
Public Relations,
Nippon Mining Holdings, Inc.
Tel: +81-3-5573-5129

Consolidated Financial Results for the First Quarter of the Fiscal Year Ending March 31, 2009 ("Fiscal 2008")

NIPPON MINING HOLDINGS, INC. (URL: http://www.shinnikko-hd.co.jp/)

Code No.	: 5016	Stock listings	: Tokyo, Osaka and Nagoya
President and CEO	: Mitsunori Takahagi		
Address of head office	: 10-1, Toranomon 2-chome, Minato-ku, Tokyo		
Contact to	: Investor Relations Department	Telephone number	: +81-3-5573-5123
Date of filing of financial report	: August 13, 2008		

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in Japan.

1. Operating results for the First Quarter of Fiscal 2008 (the period from April 1, 2008 to June 30, 2008)

(1) Operating results (Consolidated basis)

Note: Percentage figures represent changes from the corresponding previous periods.

	Sales		Operating income		Income before special items		Net income	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%
Fiscal 2008 1Q	1,123,015	-	35,140	-	47,333	-	27,889	-
Fiscal 2007 1Q	960,004	12.4	22,630	(18.3)	40,842	(2.7)	24,622	9.9

	Basic EPS		Fully diluted EPS	
	yen	sen	yen	sen
Fiscal 2008 1Q	30	09	30	07
Fiscal 2007 1Q	26	56	26	55

(2) Financial position (Consolidated basis)

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share	
	millions of yen	millions of yen	%	yen	sen
As of June 30, 2008	2,417,761	784,723	28.4	741	44
As of March 31, 2008	2,251,208	765,264	30.3	735	22

Reference: Shareholders' equity : 687,190 millions of yen as of June 30, 2008 (681,411 millions of yen as of March 31, 2008)

2. Cash dividends

	Cash dividends per share									
(Cut-off date)	1Q		2Q		3Q		Year-end		Full year	
	yen	sen	yen	sen	yen	sen	yen	sen	yen	sen
Fiscal 2007	–		8	00	–		8	00	16	00
Fiscal 2008	–									
Fiscal 2008 (forecast)			8	00	–		8	00	16	00

Note: Revision of expected dividends during this period: None

3. Forecasts for Fiscal 2008 (April 1, 2008 - March 31, 2009)

Note: Percentage figures represent changes from the corresponding previous periods respectively.

	Sales		Operating income		Income before special items		Net income		Basic EPS	
	millions of yen	%	millions of yen	%	millions of yen	%	millions of yen	%	yen	sen
1st half	2,340,000	-	66,000	-	100,000	-	54,000	-	58	26
Full year	4,560,000	5.1	89,000	(13.7)	145,000	(24.5)	72,000	(27.5)	77	68

Note: Revision of forecast of consolidated operating results during this period: Yes

We have revised the forecasts of operating results for the first half of the fiscal year ending March 31, 2009, which was previously announced in April 30, 2008. On the other hand, we have not changed the fiscal forecasts for the full year ending March 31, 2009, in view of the difficult-to-predict business conditions of crude oil, metal prices and exchange rates, etc. We will revise the forecasts when we announce the operating results for the first half of the fiscal year ending March 31, 2009.

4. Other

(1) Changes to significant subsidiaries during the period (changes in specified subsidiaries due to changes in scope of consolidation): None

(2) Application of simplified accounting methods or specific accounting methods in the preparation of quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures, presentation, etc., pertaining to preparation of quarterly consolidated financial statements

1. Changes associated with changes in accounting standards: Yes

a) Accounting Standard for quarterly financial statements

Effective for the fiscal year ending March 31, 2009, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Quarterly Financial Reporting" (the Accounting Standards Board of Japan ("ASBJ") Statement No.12, March 14, 2007) and "Implementation Guidance for accounting standards for Quarterly Financial Reporting" (ASBJ Guidance No.14, March 14, 2007). The quarterly consolidated financial statements for the first quarter ended June 30, 2008 are prepared in accordance with "Regulation for Terminology, Forms and Preparation of Quartely Consolidated Financial Statements" issued by Financial Services Agency.

b) Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements

Effective for the first quarter ended June 30, 2008, the Company adopted "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (ASBJ Practical Issues Task Force No.18, May 17, 2006) and applied to its consolidated foreign subsidiaries. As a result of this adoption, retained earnings at the beginning increased by 16 million yen, operating income decreased by 1,220 million yen and income before special items and income before taxes and minority interests decreased by 1,113 million yen in the first quarter ended June 30, 2008, respectively.

c) Accounting Standard for Lease Transactions

Effective for the first quarter ended June 30, 2008, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Lease Transactions" (ASBJ Statement No.13, revised on March 30, 2007) and "Guidance on Accounting Standards for Lease Transactions" (ASBJ Guidance No.16, revised on March 30, 2007) for the lease transactions, entered into a contract on and after April 1, 2008, other than the lease transactions which deem to transfer ownership of the leased assets to the lessee. These lease transactions are accounted for as finance leases, while they were accounted for in the same manner as operating leases before adoption. On the other hand, the lease transactions entered into a contract on and before March 31, 2008, are still accounted for in the same manner as operating leases. As a result of this adoption, the effect on operating income, income before special items and income before taxes and minority interests for the first quarter ended June 30, 2008 was immaterial.

d) Change in useful lives of Property, Plant and Equipment

Effective for the first quarter ended June 30, 2008, the Company and its domestic consolidated subsidiaries applied the depreciation method prescribed in the revised Corporate Tax Law in line with the 2008 Tax Reform, in which useful lives for depreciation of property, plant and equipment, mainly machinery and equipment, were revised based on the number of years of actual use, as well as the classification of assets. As a result of this application, depreciation increased by 1,301 million yen, operating income decreased by 870 million yen, income before special items decreased by 877 million yen and income before taxes and minority interests decreased by 971 million yen, respectively.

2. Other changes: None

(4) Shares outstanding (common stock)

1. Number of shares outstanding (including treasury stock)			
As of June 30, 2008:	928,462,002	As of March 31, 2008:	928,462,002
2. Number of treasury stock outstanding			
As of June 30, 2008:	1,631,182	As of March 31, 2008:	1,649,131
3. Average number of shares outstanding (Consolidated basis)			
Fiscal 2008 1Q:	926,834,243	Fiscal 2007 1Q:	926,881,308

***The aforementioned forecasts are based on the information available as of June 30, 2008.**
The actual results are subject to change due to changes in the business environment.

Consolidated Balance Sheets

Account title	First quarter of Fiscal 2008 (As of June 30, 2008)	Fiscal 2007 (As of March 31, 2008)	<Reference> Increase (decrease)
	millions of yen	millions of yen	millions of yen
Assets	**2,417,761**	**2,251,208**	**166,553**
Current assets	1,308,712	1,157,158	151,554
Cash and time deposits	70,855	63,807	7,048
Notes and accounts receivable, trade	416,403	420,069	(3,666)
Merchandise and finished goods	153,005	135,274	17,731
Raw materials	429,538	307,760	121,778
Work in process	135,391	107,503	27,888
Supplies	13,820	12,356	1,464
Other current assets	90,708	111,472	(20,764)
Less: Allowance for doubtful accounts	(1,008)	(1,083)	75
Fixed assets	1,109,049	1,094,050	14,999
Property, plant and equipment	733,234	685,727	47,507
Machinery and equipment, other	248,737	243,490	5,247
Land	289,017	277,826	11,191
Construction in progress	35,875	11,558	24,317
Other	159,605	152,853	6,752
Intangible assets	87,083	89,897	(2,814)
Investments and other long-term assets	288,732	318,426	(29,694)
Investments in securities	244,264	274,977	(30,713)
Other	45,508	44,425	1,083
Less: Allowance for doubtful accounts	(1,040)	(976)	(64)
Total assets	2,417,761	2,251,208	166,553
Liabilities	**1,633,038**	**1,485,944**	**147,094**
Current liabilities	1,173,705	1,058,571	115,134
Notes and accounts payable, trade	373,560	314,828	58,732
Short-term borrowings	475,378	404,174	71,204
Commercial paper	126,000	126,000	—
Lease obligation	194	—	194
Accounts payable, other	105,876	111,241	(5,365)
Accrued income taxes	7,983	19,955	(11,972)
Other current liabilities	84,714	82,373	2,341
Long-term liabilities	459,333	427,373	31,960
Bonds	35,000	15,000	20,000
Long-term debt	259,417	250,726	8,691
Lease obligation	742	—	742
Allowance for retirement benefits	56,886	58,037	(1,151)
Other long-term liabilities	107,288	103,610	3,678
Net assets	**784,723**	**765,264**	**19,459**
Shareholders' equity	683,055	662,322	20,733
Common stock	73,920	73,920	—
Capital surplus	226,757	226,759	(2)
Retained earnings	383,089	362,360	20,729
Less: Treasury stock, at cost	(711)	(717)	6
Valuation and translation adjustment	4,135	19,089	(14,954)
Unrealized gain on marketable securities	30,222	23,241	6,981
Deferred hedge gain (loss)	(6,388)	16	(6,404)
Surplus from land revaluation	(3,090)	(3,088)	(2)
Accumulated translation adjustment	(16,609)	(1,080)	(15,529)
Stock acquisition rights	344	361	(17)
Minority interests in consolidated subsidiaries	97,189	83,492	13,697
Total liabilities and net assets	**2,417,761**	**2,251,208**	**166,553**

Consolidated Statements of Income

Account title	First quarter of Fiscal 2008 (from April 1, 2008 to June 30, 2008) millions of yen
Net sales	1,123,015
Cost of sales	1,040,581
Gross profit	82,434
Selling, general and administrative expenses	47,294
Operating income	35,140
Other income	21,027
Interest income	479
Dividend income	1,156
Amortization of negative goodwill	241
Equity in income of non-consolidated subsidiaries and affiliates	16,837
Other	2,314
Other expenses	8,834
Interest expenses	3,308
Exchange loss	2,850
Other	2,676
Income before special items	47,333
Special profit	2,068
Gain on sales of property, plant and equipment	655
Gain on sales of investments in subsidiary	1,075
Other	338
Special loss	1,769
Loss on sales of property, plant and equipment	63
Loss on disposal of property, plant and equipment	751
Loss due to fire accident	795
Other	160
Income before income taxes and minority interests	47,632
Income taxes	12,246
Deferred income tax	3,453
Minority interests in earnings of consolidated subsidiaries	4,044
Net income	27,889

Consolidated Statements of Cash Flows

Account title	First quarter of Fiscal 2008 (from April 1, 2008 to June 30, 2008)
	millions of yen
Cash flows from operating activities	
Income before income taxes and minority interests	47,632
Depreciation and amortization	18,741
Interest and dividend income	(1,635)
Interest expenses	3,308
Equity in income of non-consolidated subsidiaries and affiliates	(16,837)
Gain on sales of investments in subsidiary	(1,075)
Loss on sales and disposal of property, plant and equipment, net	159
Increase in trade receivables	(90)
Increase in inventories	(159,655)
Decrease in trade payables	64,499
Other, net	6,935
Subtotal	(38,018)
Receipts of interest and dividends	21,954
Payments for Interest	(3,538)
Payments for Income taxes	(26,221)
Net cash used in operating activities	(45,823)
Cash flows from investing activities	
Payments for acquisition of investments in securities	(573)
Proceeds from sales or maturities of investments in securities	11
Payments for acquisition of property, plant and equipment	(24,838)
Proceeds from sales of property, plant and equipment	1,130
Payments for acquisition of intangible assets	(825)
Other, net	(1,373)
Net cash used in investing activities	(26,468)
Cash flows from financing activities	
Increase in short-term borrowings, net	76,089
Proceeds from borrowings of long-term bank loans and other	8,608
Repayments of long-term bank loans and other	(9,880)
Proceeds from issuance of bonds	20,000
Repayments of lease obligation	(22)
Cash dividends paid	(7,420)
Cash dividends paid to minority shareholders	(6,285)
Other, net	(13)
Net cash provided by financing activities	81,077
Effect of exchange rate changes on cash and cash equivalents	(2,463)
Net increase in cash and cash equivalents	6,323
Cash and cash equivalents at beginning of period	62,621
Increase due to subsidiaries newly included consolidation	1,131
Increase due to merger of consolidated subsidiaries	179
Cash and cash equivalents at end of period	70,254

Segment Information

1. Segment Information summarized by product group

First quarter of Fiscal 2008 (from April 1, 2008 to June 30, 2008) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales	833,892	280,625	13,419	1,127,936	(4,921)	1,123,015
Operating income	22,150	10,742	1,993	34,885	255	35,140
Income before special items	20,647	23,998	2,905	47,550	(217)	47,333

(Note)
Segment information summarized by product group is presented on a basis of the internal management reporting of the Company. The products of each segment are shown in the below table.

In regard with the Metals segment, previously, its breakdown of the three segments, "Resources and Metals", "Electronic Materials" and "Metal Manufacturing" was disclosed. However, the classification of the three segments is not presented from the first quarter of Fiscal 2008 in accordance with the change of operational organization within Nippon Mining & Metals Co., Ltd. in April 2008.

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	resource development, copper, gold, silver, sulfuric acid, recycling and environmental services, copper foils, thin film materials, precision rolled products, precision fabricated products, ship transport, etc.
Other Operations	titanium, engineering, electric wires, cables, land transport, common group administrative activities such as fund procurement, etc.

2. Overseas sales

First quarter of Fiscal 2008 (from April 1, 2008 to June 30, 2008)

	Asia	Others	Total
I Overseas sales (millions of yen)	172,542	13,602	186,144
II Consolidated net sales (millions of yen)	—	—	1,123,015
III Ratio of overseas sales to consolidated net sales (%)	15.4	1.2	16.6

<Reference Material> Consolidated Financial Statements for the Corresponding Previous Period

Consolidated Statements of Income (Summary)

Account title	First quarter of Fiscal 2007 (from April 1, 2007 to June 30, 2007)		<Reference> First quarter of Fiscal 2008 (from April 1, 2008 to June 30, 2008)		Increase (Decrease)	
	millions of yen	%	millions of yen	%	millions of yen	%
Net sales	960,004	100.0	1,123,015	100.0	163,011	17.0
Cost of sales	891,219	92.8	1,040,581	92.7	149,362	
Gross profit	68,785	7.2	82,434	7.3	13,649	
Selling, general and administrative expenses	46,155	4.8	47,294	4.2	1,139	
Operating income	22,630	2.4	35,140	3.1	12,510	55.3
Other income	23,069	2.4	21,027	1.9	(2,042)	
Interest income	670		479		(191)	
Dividend income	1,035		1,156		121	
Exchange gain	681		0		(681)	
Amortization of negative goodwill	458		241		(217)	
Equity in income of non-consolidated subsidiaries and affiliates	17,989		16,837		(1,152)	
Other	2,236		2,314		78	
Other expenses	4,857	0.5	8,834	0.8	3,977	
Interest expenses	3,216		3,308		92	
Exchange loss	—		2,850		2,850	
Other	1,641		2,676		1,035	
Income before special items	40,842	4.3	47,333	4.2	6,491	15.9
Special profit	2,958	0.3	2,068	0.2	(890)	
Gain on sales of property, plant and equipment	1,204		655		(549)	
Gain on sales of investments in securities, net	36		0		(36)	
Gain on sales of investments in subsidiary	—		1,075		1,075	
Compensation income for expropriation	1,266		0		(1,266)	
Other	452		338		(114)	
Special loss	394	0.1	1,769	0.2	1,375	
Loss on sales of property, plant and equipment	45		63		18	
Loss on disposal of property, plant and equipment	309		751		442	
Loss due to fire accident	—		795		795	
Other	40		160		120	
Income before income taxes and minority interests	43,406	4.5	47,632	4.2	4,226	
Income taxes	9,624	1.0	12,246	1.1	2,622	
Deferred income tax	4,010	0.4	3,453	0.3	(557)	
Minority interests in earnings of consolidated subsidiaries	5,150	0.5	4,044	0.3	(1,106)	
Net income	24,622	2.6	27,889	2.5	3,267	13.3

<Reference Material> Consolidated Financial Statements for the Corresponding Previous Period
Consolidated Statements of Cash Flows

<Reference>

Account title	First quarter of Fiscal 2007 (from April 1, 2007 to June 30, 2007)	First quarter of Fiscal 2008 (from April 1, 2008 to June 30, 2008)	Increase (Decrease)
	millions of yen	millions of yen	millions of yen
Cash flows from operating activities			
Income before income taxes and minority interests	43,406	47,632	
Depreciation and amortization	14,043	18,741	
Interest and dividend income	(1,705)	(1,635)	
Interest expenses	3,216	3,308	
Equity in income of non-consolidated subsidiaries and affiliates	(17,989)	(16,837)	
Gain on sales of investments in securities, net	(36)	—	
Gain on sales of investments in subsidiary	—	(1,075)	
Loss (gain) on sales and disposal of property, plant and equipment, net	(850)	159	
Increase in trade receivables	(9,723)	(90)	
Increase in inventories	(82,208)	(159,655)	
Increase in trade payables	68,384	64,499	
Other, net	(8,446)	6,935	
Subtotal	8,092	(38,018)	(46,110)
Receipts of interest and dividends	23,290	21,954	
Payments for interest	(3,099)	(3,538)	
Payments for income taxes	(32,176)	(26,221)	
Net cash used in operating activities	(3,893)	(45,823)	(41,930)
Cash flows from investing activities			
Payments for acquisition of investments in securities	(1,114)	(573)	
Proceeds from sales or maturities of investments in securities	52	11	
Payments for acquisition of property, plant and equipment	(24,030)	(24,838)	
Proceeds from sales of property, plant and equipment	1,928	1,130	
Payments for acquisition of intangible assets	(999)	(825)	
Other, net	(774)	(1,373)	
Net cash used in investing activities	(24,937)	(26,468)	(1,531)
Cash flows from financing activities			
Increase (decrease) in short-term borrowings, net	(10,768)	76,089	
Increase in commercial paper, net	75,000	—	
Proceeds from borrowings of long-term bank loans and other	12,000	8,608	
Repayments of long-term bank loans and other	(10,665)	(9,880)	
Proceeds from issuance of bonds	—	20,000	
Repayments of lease obligation	—	(22)	
Cash dividends paid	(7,421)	(7,420)	
Cash dividends paid to minority shareholders	(7,258)	(6,285)	
Other, net	(227)	(13)	
Net cash provided by financing activities	50,661	81,077	30,416
Effect of exchange rate changes on cash and cash equivalents	232	(2,463)	(2,695)
Net increase in cash and cash equivalents	22,063	6,323	(15,740)
Cash and cash equivalents at beginning of period	45,249	62,621	17,372
Increase due to subsidiaries newly included consolidation	80	1,131	1,051
Increase due to merger of consolidated subsidiaries	3	179	176
Cash and cash equivalents at end of period	67,395	70,254	2,859

<Reference Material> Consolidated Financial Statements for the Corresponding Previous Period

Segment Information

Segment Information summarized by product group

First quarter of Fiscal 2007 (from April 1, 2007 to June 30, 2007) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales	676,718	278,525	12,131	967,374	(7,370)	960,004
Operating income	7,952	14,219	63	22,234	396	22,630
Income before special items	9,267	29,470	1,456	40,193	649	40,842

Breakdown of Metals segment (millions of yen)

	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Metals total
Sales	247,158	33,168	17,303	(19,104)	278,525
Operating income	9,189	3,352	1,827	(149)	14,219
Income before special items	24,383	3,237	1,999	(149)	29,470

Note 1 : Main products for each group are the following;

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals> resource development, copper, gold, silver, sulfuric acid, ship transport, etc. <Electronic Materials > copper foils, sputtering targets, compound semiconductor materials, etc. <Metal Manufacturing > wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations	information service, engineering, electric wires, cables, titanium, land transport, common group administrative activities such as fund procurement, etc.

<Reference>

First quarter of Fiscal 2008 (from April 1, 2008 to June 30, 2008) (millions of yen)

	Petroleum	Metals	Other Operations	Total	Eliminations or corporate	Consolidated
Sales	833,892	280,625	13,419	1,127,936	(4,921)	1,123,015
Operating income	22,150	10,742	1,993	34,885	255	35,140
Income before special items	20,647	23,998	2,905	47,550	(217)	47,333

(Note)

Segment information summarized by product group is presented on a basis of the internal management reporting of the Company. The products of each segment are shown in the below table.

In regard with the Metals segment, previously, its breakdown of the three segments, "Resources and Metals", "Electronic Materials" and "Metal Manufacturing" was disclosed. However, the classification of the three segments is not presented from the first quarter of Fiscal 2008 in accordance with the change of operational organization within Nippon Mining & Metals Co., Ltd. in April 2008.

Petroleum	resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	resource development, copper, gold, silver, sulfuric acid, recycling & environmental services, copper foils, thin film materials, precision rolled products, precision fabricated products, ship transport, etc.
Other Operations	titanium, engineering, electric wires, cables, land transport, common group administrative activities such as fund procurement, etc.

Key to Outstanding Performance

Annual Report 2008

Year ended March 31, 2008

NIPPON MINING HOLDINGS, INC.

Contents

1 **Nippon Mining Holdings at a Glance**

What is Nippon Mining Holdings?
2 Profile
3 History
4 Petroleum
6 Metals
8 Growth until Now

9 **Financial Highlights**

10 **To Our Shareholders and Investors**

12 **Interview with the President**
Facing dramatically fluctuating business conditions, the Nippon Mining Holdings Group has established a Long-Term Vision and taken the first steps toward becoming a highly profitable company that realizes income before special items of at least ¥250 billion. Amid unforeseen market volatility, how can we achieve growth? President and CEO Mitsunori Takahagi discusses strategies for realizing the Long-Term Vision.



19 **Special Feature**

What is the Key to Outstanding Performance?
To build an optimal business portfolio and an earnings structure less susceptible to market fluctuations, priority investment in strategic growth business areas is critical. This section outlines the Nippon Mining Holdings Group's initiatives to further strengthen its earnings platform.
20 Project to Increase Production Capacity for Aromatics to Meet Growing Demand in Asia
22 Expansion of the Recycling and Environmental Services Business
24 Positioning Titanium as a Future Core Business



26 **Review of Operations Section**

27 Operational Highlights
28 Petroleum (Japan Energy Group)
Petroleum Exploration and Development
Refining
Marketing
Petrochemicals
33 Metals (Nippon Mining & Metals Group)
Resource Development
Copper Smelting and Refining
Recycling and Environmental Services
Electronic Materials
38 Other Operations (Independent Operating and Functional Support Companies)
39 Research and Development Activities



41 **Corporate Section**

42 Directors, Auditors and Senior Officers
43 Corporate Governance and Internal Controls
47 Environmental Preservation and Social Contribution
50 Corporate Data / Organization Charts

52 **Financial Section**

53 Financial Summary
54 Management's Discussion & Analysis
58 Business and Other Risks
62 Consolidated Balance Sheets
64 Consolidated Statements of Income
65 Consolidated Statements of Changes in Net Assets
66 Consolidated Statements of Cash Flows
67 Notes to Consolidated Financial Statements

85 **Group Companies**

86 **Global Network**

88 **Investor Information**

Notes concerning forward-looking statements

This material includes Nippon Mining Holdings' future plans, strategies, earnings forecast and outlook. Information in this material is not only facts that have occurred, but is forecasts, assumptions and opinions based on available information as of June 26, 2008. This includes unlimited risks and uncertainties related to economic conditions, fierce competition in the industry, market demand, foreign exchange rates, tax system and other regulations. Hence, please note that actual results may differ from forecasts described in this material.

What is
NIPPON MINING HOLDINGS?

Nippon Mining Holdings at a Glance

Profile

With a corporate history and tradition stretching more than 100 years, the Nippon Mining Holdings Group has long proven its commitment to ensuring a stable supply of resources, materials and energy, with particular focus on petroleum and copper. By providing these essential resources, the Nippon Mining Holdings Group contributes to the smooth functioning of society and development of the economy.

Under the leadership of Nippon Mining Holdings, Inc., the Company Group operates two core businesses—petroleum, through Japan Energy Corporation, and metals, through Nippon Mining & Metals Co., Ltd. By efficiently managing the Company Group's overall portfolio of businesses and optimally allocating management resources, Nippon Mining Holdings aims to enhance corporate value and realize a level of competitiveness and profitability that is on a par with the leading global companies in each of the industries in which it operates.

NIPPON MINING HOLDINGS

JAPAN ENERGY

NIPPON MINING & METALS

History

■ **December 1905**
Fusanosuke Kuhara opened Hitachi Mine
(The founding of the Nippon Mining Group)

■ **September 1912**
Kuhara Mining Co., Ltd. established

■ **September 1916**
Saganoseki Smelter and Refinery began operations

■ **December 1928**
Kuhara Mining renamed Nippon Sangyo Co., Ltd.

■ **April 1929**
Nippon Mining Co., Ltd. established
(assumed the mining and smelting and refining operations of Nippon Sangyo)

■ **September 1933**
Spouted oil in Omonogawa Oil Field

■ **June 1961**
Mizushima Oil Refinery began operations

■ **October 1964**
Kurami Works opened

■ **August 1965**
Kyodo Oil Co., Ltd. established

■ **October 1967**
Kashima Oil Co., Ltd. established
(a subsidiary of Japan Energy from December 1999)

■ **December 1979**
Chita Oil Co., Ltd. established
(In July 1983, reorganized to bring the refinery under direct control of Nippon Mining)

■ **April 1981**
Nikko Gold Foil Co., Ltd. established

■ **May 1985**
Isohara Plant began operations

■ **November 1992**
Nippon Mining & Metals Co., Ltd. commenced operations
(listed on the first section of Tokyo Stock Exchange in August 1998)

■ **December 1992**
Nippon Mining and Kyodo Oil merged to create Nikko Kyodo Co., Ltd.

■ **December 1993**
Nikko Kyodo renamed Japan Energy Corporation
JOMO brand launched

■ **July 1999**
Nikko Materials Co., Ltd. established

■ **September 1999**
LG-Nikko Copper Inc. began Japan–Korea joint copper smelting and refining business
(currently LS-Nikko Copper Inc.)

■ **October 2000**
Pan Pacific Copper Co., Ltd. (PPC) established
(In April 2006, PPC integrated the copper smelting functions of Nippon Mining & Metals and Mitsui Mining & Smelting Co., Ltd.)

□ **September 2002**
The holding company, Nippon Mining Holdings, Inc., established

□ **October 2003**
Nikko Metal Manufacturing Co., Ltd. established

■ **April 2006**
New "Nippon Mining & Metals Co., Ltd." formed
(consolidation of Nippon Mining & Metals, Nikko Materials and Nikko Metal Manufacturing)

□ **June 2008**
Toho Titanium Co., Ltd. consolidated as a subsidiary

The Establishment of Nippon Mining Holdings



1900–1960
1990
2000
Kyodo Oil Co., Ltd. established
1965
2002 Nippon Mining Holdings, Inc., established
Renamed Japan Energy Corporation
Nippon Mining Holdings, Inc.
Founding
1905
1912
1929
1993
1992 Nikko Kyodo Co., Ltd. established
Japan Energy Corporation
Nippon Mining Co., Ltd. established
Nikko Materials Co., Ltd. established
1999
1928 Renamed Nippon Sangyo Co., Ltd.
Kuhara Mining Co., Ltd. established
1992
Nippon Mining & Metals Co., Ltd.
Nippon Mining & Metals Co., Ltd. began operations
Nikko Metal Manufacturing Co., Ltd. established
2006 New "Nippon Mining & Metals Co., Ltd." formed

Petroleum



資源イノベーション。
100万トンのパラキシレンから、
120億枚のポリエステル・シャツが。
580億本のペットボトルが。
いま脚光を浴びている、ポリエステルや
ペットボトルの原料＝パラキシレン。
●例えば衣料分野では、いまや全繊維の50%は合成繊維で、そのうち80%がポリエステル。そのポリエステルの原料がパラキシレンなのです。
●鹿島製油所に完成させた石油化学プラントで、ジャパンエナジーは、このパラキシレンの増産を開始。
●ジャパンエナジーグループ全体のパラキシレンの生産能力は年間約100万トン。
→いまや世界第3位に。
◎パラキシレン100万トンといえば、
ポリエステルのシャツ120億枚分
世界中の人全員に一人1.8枚。
× 120億枚
ペットボトルなら580億本分
世界中の人全員に一人9本。
× 580億本
◎ジャパンエナジーでは他にも精製で培った高度な技術を活かして、省エネ効果やリサイクル性が高く環境に優しい製品を開発。
まさに石油精製と石油化学のコラボレーションです。
石油も、銅も。
新日鉱ホールディングス
JOMO / ジャパンエナジー

A newspaper advertisement for the Nippon Mining Holdings Group introducing its new large-scale production facility for paraxylene, a raw material for polyester fibers and PET bottles that we all use.

JOMO

We Create Energy

The Japan Energy Group is engaged in a comprehensive array of petroleum businesses ranging from upstream to downstream operations. These include petroleum exploration and development, refining and marketing of petroleum products and operations involving such fields as liquefied petroleum gas (LPG), lubricants and petrochemicals. To provide a stable supply of energy essential to people's lifeline, the Japan Energy Group has built a complete supply chain stretching from exploration and development of oil and gas fields to refining and distribution. Our comprehensive set of services also includes the JOMO service station network throughout Japan.

Structure of the Petroleum Business

Midstream | Downstream

Exploration and Development

Equity Based Entitlement Volume
(crude oil equivalent)

15,000

Barrels/Day



The Japan Energy Group's petroleum exploration and development business commenced in 1914, and since that time we have aggressively pursued operations in this sphere. Currently, we operate production at a gas field in Niigata (Japan) and at oil fields in Abu Dhabi (United Arab Emirates), China and Papua New Guinea. In addition, we are involved in exploration and development projects aimed at realizing new production with particular focus on Japan, the Middle East, Southeast Asia and Oceania.

Refining

Refining Capacity
(including condensate processing capacity)

475,000

Barrels/Day



The Japan Energy Group's three refineries at Mizushima, Chita and Kashima maintain high-capacity utilization rates. At these refineries, we manufacture a broad range of petroleum products, from fules such as gasoline, kerosene and light oil to petrochemicals, lubricants and petroleum coke.

Marketing

Domestic Market Share

10%

(No. 6 position in the domestic market)


JOMO

At our 3,500 JOMO service stations nationwide, based on a philosophy emphasizing superior hospitality, we provide a lineup of products and services that aims to achieve a high level of customer satisfaction.

Through development of the "Value Style" concept throughout Japan and by building up a network of self-service stations, JOMO has established a strong brand identity.

Petrochemicals

Volume of Paraxylene Sales
(external sales)

No. 3
Producer Globally

(Production capacity of 1.02 million tons/year)



The Japan Energy Group manufactures and markets products including paraxylene, a major raw material for polyester fibers and polyethylene terephthalate (PET) resin, benzene and cyclohexane, etc. as well as propylene; and normal paraffin, etc. We are the world's third-largest seller of paraxylene (external sales) and one of Asia's leading aromatic product manufacturers.

Main Products of the Petroleum Business and their End Uses

Main Products	Main End Uses
Gasoline, Diesel, Jet Fuel	Fuel for Automobiles and Aircraft
Kerosene, LPG	Household and Heating Fuel
Heavy Fuel Oil	Fuel for Power Generation and Industrial Plants
Petrochemical Products	Polyester Fiber, Polyethylene Terephthalate (PET) Bottles

Metals


資源イノベーション。
限りある資源だから、都市の資源をとことん活かす。
都市鉱山開発計画。
携帯やパソコンなどの廃棄物は、
貴重な金属やレアメタルの宝庫なのです。
石油も、銅も。
新日鉱ホールディングス
JOMO / ジャパンエナジー

A newspaper advertisement for the Nippon Mining Holdings Group introducing our contribution to the creation of a recycling-oriented society by recovering valuable metals contained in waste electronic materials, including mobile phones and PCs.

We Manage Resources

As an integrated producer engaged in the non-ferrous metals business, principally copper, the Nippon Mining & Metals Group operates non-ferrous metal-related businesses, from resource development, smelting and refining to electronic materials manufacturing and marketing, as well as recycling and environmental services. Through the pursuit of technical rationality and efficiency, we endeavor to effectively utilize the earth's valuable resources. Based on these efforts, we are committed to assisting the sustainable development of society.

Structure of the Metals Business

Upstream

Resource Development

Equity Based Entitlement Volume (copper equivalent)

90,000

Tons/Year



Through investments in promising mine development projects, we are pursuing a strategy that will ensure a stable supply of ore as well as provide investment returns. At present, Nippon Mining & Metals has equity stakes in three mines in Chile. Furthermore, we have acquired rights in the Caserones Copper Deposit in Chile and the Quechua Copper Deposit in Peru. Both projects are progressing steadily.

Midstream

Copper Smelting and Refining

Smelting Capacity

No. 2 Producer Globally

1,120,000 Tons/Year*2



In partnership with Mitsui Mining & Smelting Co., Ltd., we established Pan Pacific Copper Co., Ltd. (PPC*1), an important step in building one of the world's leading copper producing alliances, in terms of both production volume and copper quality. PPC is responsible for the Group's copper smelting and refining operations, with three production bases in Japan that account for approximately 40% of Japan's total copper production.

Downstream

IT-related Materials

No. 1 Market Share Globally in Main Products



We maintain the world's top market share in many IT-related materials such as treated rolled copper foil, sputtering targets for LSIs, flat panel displays (FPDs), and titanium copper alloys and others. In product development and technical innovation, we constantly strive to lead the market.

Recycling and Environmental Services

Efficient Recovery of Valuable Metals



We utilize advanced technologies cultivated over many years of involvement in mining and smelting operations, and carry out a recycling business for the effective collection of minute amounts of valuable materials contained in electronic components. We also conduct an environmental services business, which manages detoxification of industrial wastes and recovery of valuable metals, with the capability of handing difficult-to-process waste materials.

*1. Pan Pacific Copper Co., Ltd. (A joint venture with Mitsui Mining & Smelting Co., Ltd. Nippon Mining & Metals holds a 66% equity stake.)
*2. Total production capacity of PPC and LS-Nikko Copper Inc.: PPC, 610,000 tons/year.; LS-Nikko Copper, 510,000 tons/year

Main Products of the Metals Business and their End Uses

Main Products	Main End Uses
Copper	Electrical Wire, Construction Materials
Precious Metals (Gold, Silver, etc.)	Precision Equipment, Jewelry
Copper Foil, Rolled Copper and Copper Alloy Products	PCs, Mobile Phones, Automobiles
Sputtering Targets	PCs, Liquid Crystal Displays (LCDs)

Growth until Now

Despite constantly changing business conditions, the Nippon Mining Holdings Group has aggressively advanced both growth strategies and improvement and strengthening of its financial condition. The Company Group will continue fortifying its management platform and enhancing corporate value.

Financial results



(Billions of yen)
(Billions of yen)
5,000
4,000
3,000
2,000
1,000
250
200
150
100
50
2,163
37
4
2,215
54
15
2,503
148
51
3,026
189
97
3,802
224
106
4,339
192
99
Years ended March 31
2003
2004
2005
2006
2007
2008
Net sales (left)
Income before special items (right)
Net income (right)

Financial condition



(Billions of yen)
2,500
2,000
1,500
1,000
500
4.28
1,629
876
12.6
205
1,573
3.23
754
14.9
234
1,580
22.4
1.82
644
353
1,860
25.1
1.46
467
2,056
30.3
1.11
622
2,251
30.3
1.17
681
As of March 31
2003
2004
2005
2006
2007
2008
Total assets (left)
Interest-bearing debt (left)
Shareholders' equity (left)
Shareholders' equity ratio (%)
D/E ratio (Times)

Crude oil and Copper prices



($/bbl)
(¢/lb)
100
80
60
40
20
500
400
300
200
100
25.5
72
27.0
93
36.6
136
53.5
186
60.9
316
77.4
344
Years ended March 31
2003
2004
2005
2006
2007
2008
Crude oil price (monthly average) (Dubai spot) (left)
Copper price (monthly average) (LME) (right)

* The figures in the graph are the average prices during the fiscal year.

Nippon Mining Holdings, Inc. and its consolidated subsidiaries

	Millions of yen		Millions of yen	Thousands of U.S. dollars*1
	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008	
Operating results				
Net sales	¥3,026,262	¥3,802,447	¥4,339,472	$43,312,426
Operating income	144,448	132,258	103,186	1,029,903
Equity in income of non-consolidated subsidiaries and affiliates	50,983	94,895	91,927	917,527
Income before special items	188,722	224,236	192,026	1,916,618
Net income	96,905	106,430	99,299	991,107
Financial condition at end of fiscal year				
Total assets	¥1,859,583	¥2,056,407	¥2,251,208	$22,469,388
Shareholders' equity*2	467,479	622,476	681,411	6,801,188
Interest-bearing debt	684,736	689,437	795,900	7,943,907
Shareholders' equity ratio (%)	25.1	30.3	30.3	
D/E ratio (debt-to-equity ratio) (Times)	1.46	1.11	1.17	
Cash flows				
Cash flows from operating activities	¥ 24,258	¥ 41,200	¥ 56,830	$ 567,222
Cash flows from investing activities	(37,594)	(97,576)	(114,391)	(1,141,741)
Cash flows from financing activities	11,962	37,401	74,418	742,769
Per share data	Yen		Yen	U.S. dollars*1
Shareholders' equity per share*3	¥551.36	¥671.56	¥735.22	$7.34
Net income per share*4	113.87	117.98	107.14	1.07
Diluted net income per share	113.84	117.91	107.06	1.07
Cash dividends per share (non-consolidated)	15	16	16	0.16
Stock price at fiscal year-end	993	1,017	528	5.27
Number of shares outstanding at fiscal year-end	847,047,065	926,909,298	926,812,871	
Average number of shares outstanding during fiscal year	847,046,824	902,127,788	926,832,217	

Market data			
Crude oil price (Dubai spot price) ($/bbl)	53.5	60.9	77.4
Copper price (LME) (¢/lb)	186	316	344
Exchange rate (¥/$)	113	117	114

*1. Amounts stated in U.S. dollars have been converted at 100.19 yen per US1.00 dollar, the rate prevailing at March 31, 2008.

*2. Shareholders' equity is the total of the shareholders' equity and the valuation and translation adjustment in the consolidated balance sheets.

*3. Shareholders' equity per share has been calculated on the basis of the number of shares outstanding at the fiscal year-end.

*4. Net income per share has been calculated on the basis of the average number of shares outstanding during the fiscal year.

Net sales and Income before special items


(Billions of yen)
(Billions of yen)
5,000
4,000
3,000
2,000
1,000
250
200
150
100
50
4,339.5
04 05 06 07 08
Years ended March 31
Net sales (left)
Income before special items (right)

Shareholders' equity


(Billions of yen)
(%)
1,000
800
600
400
200
50
40
30
20
10
681.4
04 05 06 07 08
As of March 31
Shareholders' equity (left)
Shareholders' equity ratio (right)

Interest-bearing debt


(Billions of yen)
(Times)
1,000
800
600
400
200
5.0
4.0
3.0
2.0
1.0
795.9
04 05 06 07 08
As of March 31
Interest-bearing debt (left)
D/E ratio (right)

Cash dividends and Net income per share


(Yen)
(Yen)
20
15
10
5
200
150
100
50
16
04 05 06 07 08
Years ended March 31
Cash dividends per share (left)
Net income per share (right)

*Cash dividends per share for the period ended March 31, 2006 included cash dividends of ¥3 per share to commemorate the 100th anniversary of the founding of the Company Group.

We aim to be recognized as a first-class global company, possessing the ability to generate sustainable growth and stable profits, resting on a solid financial base. By working toward these objectives, we are confident that we can enhance corporate value.



Chairman
Yasuyuki Shimizu

President and Chief Executive Officer
Mitsunori Takahagi

In the fiscal year ended March 31, 2008, the Nippon Mining Holdings Group's mainstay resources, materials and energy business areas faced significant rises in prices and price volatility driven by burgeoning demand from China, India and other countries and national enclosure, growing resource nationalism among resource-supplying countries, heightening environmental concern worldwide and increasing flows of fund money into commodities markets. Meanwhile, the risk of economic recession and uncertainty about the future grew worldwide due to a shift of fortune in the previously favorable business climate triggered by the U.S. subprime loan problem.

Amid these business conditions, the Company Group achieved higher revenues for the fifth consecutive year since establishing a holding company system, recording a 14.1% year-on-year increase in net sales, to ¥4,339.5 billion. In earnings, decreasing petroleum product margins due to crude oil price hikes and reduced copper smelting margins due to unfavorable conditions for copper concentrates procurement were the main causes of year-on-year declines of 14.4% in income before special items, to ¥192.0 billion, and 6.7% in net income, to ¥99.3 billion. As in the previous fiscal year, we paid cash dividends per share of ¥16.00, comprising an interim cash dividend of ¥8.00 and a year-end cash dividend of ¥8.00.

In May 2008, Nippon Mining Holdings Group prepared the "Long-Term Vision towards Fiscal 2015," outlining the corporate profile the Company Group aspires to. The Long-Term Vision clarifies the Company Group's commitment to further strengthening its earnings platform and financial position while pursuing corporate management with an emphasis on corporate social responsibility and protection of the natured environment. In other words, as well as reinforcing and expanding existing businesses, we will bring to bear technology, experience and innovative capabilities garnered over many years to take on new business challenges and build a highly profitable company less susceptible to dramatic fluctuations in business conditions. Specifically, by the fiscal year ending March 31, 2016, we aim to establish an earnings platform that realizes a minimum of ¥250 billion for income before special items, ¥130 billion for net income and 12% for ROE. For financial benchmarks, we are targeting the early achievement of a shareholders' equity ratio of 40% or higher and a debt-to-equity ratio of 1.0 times or lower.

Supplying society at large with resources, materials and energy, centered on oil and copper, the Nippon Mining Holdings Group, as a first-class global company, will pursue its Long-Term Vision to advance toward achievement and development on a different order of magnitude over the coming century. Although realizing its Long-Term Vision will not be easy, the Company Group will unite and undauntedly rise to the challenge of reaching the targets it has set.

In addition, we will further improve the soundness and transparency of corporate management by further developing internal control systems, while pursuing initiatives for safety control, stringent compliance and the global environment in everyday management and business activities.

In closing, we would like to ask our stakeholders for their continued support and understanding.

June 2008

Y. Shimizu — Chairman

M. Takahagi — President and Chief Executive Officer

Amid dramatic changes in business conditions, the Nippon Mining Holdings Group prepared a Long-Term Vision and took the first steps toward becoming a highly profitable company realizing income before special items of ¥250 billion or higher. By advancing strategic growth investments and strengthening our financial position, we will build a business portfolio that stably generates maximum earnings.



Financial Results / Operating Environment

Q **What is your overall view of the Nippon Mining Holdings Group's performance in the fiscal year ended March 31, 2008? Furthermore, in light of the current operating environment, what management issues are you particularly focusing on?**

A **Market fluctuations more dramatic than anticipated produced tough business conditions. However, to achieve sustainable growth, we renewed our determination to build an operating structure that realizes steady earnings and growth irrespective of market volatility.**

In the fiscal year ended March 31, 2008, we grew revenues for the fifth straight year since establishing a holding company system, posting net sales of ¥4,339.5 billion. However, income before special items was unable to match the record-high we achieved in the previous fiscal year, declining 14.4%, to ¥192.0 billion. Net income declined 6.7% compared with the previous term, to ¥99.3 billion.

The Petroleum business saw higher-than-expected hikes in crude oil prices. Dubai crude began the fiscal year at around $64 per barrel, but by March 2008, it had passed $100 per barrel. The average price rose sharply year on year, from approximately $61 to around $77 per barrel. Since the Petroleum business was unable to fully pass on the resulting increases in raw material and energy costs, operating margins deteriorated.

In the Metals business, earnings decreased. In the fiscal year ended March 31, 2008, equity-method income associated with investments in overseas copper mines increased on record copper prices, which reached a record 403¢ per pound and an average price of 344¢ per pound, up significantly from 316¢ per pound in the previous fiscal year. However, that increase was counteracted by worsening copper smelting and refining margins due to unfavorable conditions for copper concentrates procurement that stemmed from the increased oligopolistic nature of the mining industry and tightening supply and demand.

I expect resource and energy demand to remain firm, underpinned by such factors as economic growth in the BRIC countries. Consequently, I think crude oil and copper prices are likely to remain at high levels. However, the market situation in recent years has seen a dramatic change, which cannot be completely accounted for by conventional market wisdom. Nevertheless, I think it is fair to say that we are seeing a paradigm shift to an era of high prices and high volatility for resources and energy. Meanwhile, I believe inevitable developments include a growing sense of crisis about environmental issues, stricter environmental regulations and stepped-up resource nationalism in resource-producing countries.

The likely continuance of the tough and difficult-to-predict business conditions we faced in the fiscal year renewed our determination to build an operating structure that can realize steady earnings and sustainable growth irrespective of market volatility.

Financial results


(Billions of yen)
(Billions of yen)
5,000
4,000
3,000
2,000
1,000
250
200
150
100
50
04
05
06
07
08
Years ended March 31
Net sales (left)
Income before special items (right)
Net income (right)

Crude oil and Copper prices


($/bbl)
(¢/lb)
100
80
60
40
20
500
400
300
200
100
04
05
06
07
08
Years ended March 31
Crude oil price (Dubai spot) (left)
Copper price (LME) (right)

Q **Please tell us the aims and background to the Long-Term Vision towards Fiscal 2015, and provide an outline of this vision.**

A **In a rapidly changing operating environment, I think it is important that we clearly articulate the direction and the future profile of the Company Group from a longer-term perspective. Accordingly, we prepared growth strategies to become a highly profitable company that realizes consolidated income before special items of ¥250 billion or higher. The fundamental thinking behind the vision we have announced comprises three basic policies—building an optimal business portfolio, managing the Company Group with particular focus on CSR and environmental issues and promoting innovation.**



Through its three-year, rolling Medium-Term Management Plan, the Company Group has clarified its management policies and goals and formulated strategies and solutions designed to achieve the stated goals. However, given the paradigm shift in business conditions I mentioned earlier, I think we must clearly show the direction and future profile of the Company Group from a longer-term perspective.

In analyzing the business conditions and management direction, we broke down the Petroleum business and the Metals business into upstream, midstream and downstream business areas because both businesses have integrated operational structures spanning these business areas. Our upstream businesses focus on petroleum and copper resource development. Midstream businesses are centered on petroleum refining and marketing and copper smelting and refining. Downstream businesses include petrochemicals, electronic materials, and recycling and environmental services.

Upstream businesses are seeing a shift toward extremely large-scale investments, lengthening project lead times and increasingly high-risk, high-return scenarios. These trends necessitate long-term perspectives and prudent yet bold decision making. Among midstream businesses, domestic demand for petroleum products is waning and competition is becoming more intense, leading to structural downward pressure on profitability. In response, we will rigorously strengthen cost competitiveness. In downstream businesses, we want to increase revenue from the increasing business opportunities arising from ongoing developments in environmental and IT-related fields.

Mindful of these trends and imperatives, our Long-Term Vision sets its sights on the fiscal year ending March 31, 2016. It paints a picture of a highly profitable Company Group that generates income before special items of at least ¥250 billion and outlines the strategies that will steer us toward that goal. The three basic policies guiding those strategies are building an optimal business portfolio; managing the Company Group with particular focus on CSR and environmental issues; and promoting innovation. We will optimally exploit our advantages—a unique business portfolio based on the Petroleum business and the Metals business and the economies of scale that these operations afford.

NIPPON MINING HOLDINGS GROUP "Long-Term Vision towards Fiscal 2015"

Outstanding Performance and Higher Corporate Value

Purpose

An outstanding global company with sustainable growth capabilities, stable profitability and a strong financial position

Basic Policy



Optimal business portfolio
CSR and Environment
Innovation

Basic Strategy

Upstream	Aiming to realize a significant return on investment and stably procure resources, mainly in copper resource development
Midstream	Maintaining a fixed level of profits by drastically enhancing cost competitiveness
Downstream	Harnessing our competitive superiority, expand aggressively into areas where market expansion and higher value-added are anticipated
Independent operations, etc.	Develop titanium business as our third core business for the future Promote new businesses that offer synergies with our existing businesses

Profit Plan

		Fiscal year ended March 31, 2008 (Actual)	Fiscal year ending March 31, 2011 (Plan)	Fiscal year ending March 31, 2016 (Vision)
Targets	Income before special items (Billions of yen) Excluding inventory valuation (Billions of yen)	192.0 143.2	170.0	**¥250.0 bn or more**
	Net income (Billions of yen)	99.3	88.0	**¥130.0 bn or more**
	Shareholders' equity ratio (%)	30.3	33.5	**40% or more**
	D/E ratio (Times)	1.17	1.12	**1.0 or less**
	ROE (%)	15.2	11.0	**12% or more**
Key factors	Exchange rate	114	105	**105**
	Crude oil FOB* ($/bbl)	77.4	70.0	**70.0**
	Copper price (LME) (¢/lb)	344	270	**200**

* Dubai spot

Capital Expenditures and Investments

Trillion yen-scale capital expenditures and investments from the fiscal year ending March 31, 2009 to the fiscal year ending March 31, 2015 of which 790.0 billion yen, or approx. 80%, will be allocated to implement growth strategies

(Years ending March 31)	2009-2011 Plan	2009-2015 Vision
Investment for growth	3,700	**7,900**
Petroleum	1,400	**3,000**
Metals	1,700	**4,000**
Independent operations, etc.	600	**900**
Maintenance and others	1,400	**2,300**
Petroleum	900	**1,500**
Metals	500	**800**
Total	5,100	**10,200**
Depreciation and amortization	2,800	7,300

Dividend Policy

After achieving the financial targets, we will further increase returns to shareholders by raising the payout ratio, implementing a buyback, etc.

Building an Optimal Business Portfolio

Q **What specific strategies and preparations will you undertake to build an optimal business portfolio?**

A **Over the seven years up to and including the fiscal year ending March 31, 2015, we plan on carrying out capital expenditures and undertaking investments totaling around ¥1.0 trillion. Eighty percent of that amount will be used for strategic growth fields. Through this strategy, we aim to increase the proportion of profits derived from downstream businesses to more than half of overall income. Downstream businesses are attractive because they are relatively less affected by market fluctuations and offer the potential of market growth and a high level of value added.**

In the upstream area, the Company Group will advance copper resource development projects, which promise significant returns on investment and stable procurement. Currently, we are surveying and considering Caserones in Chile and Quechua in Peru with a view to developing copper deposits. Further, under our Long-Term Vision income before special items from upstream divisions in the fiscal year ending March 31, 2016 will decrease compared with that of the fiscal year ended March 31, 2008. However, the projected decrease assumes copper prices will be 200¢ per pound, lower than they were in the fiscal year ended March 31, 2008. Estimates based on a copper price of 300¢ per pound give an increase of between ¥60 billion and ¥70 billion.

In the midstream area, in petroleum refining, based on the growing price gap between heavy and light crudes, and structural changes in the demand for petroleum products, we are investigating building a new heavy oil cracking unit to substantially reduce crude oil procurement costs and provide a greater proportion of light-oil products. In copper smelting and refining, we will respond to worsening smelting margins by making further cost reductions at our existing copper smelters to secure stable earnings.

In the downstream area, in petrochemicals, we see tight supply and demand conditions persisting over the medium-to-long term for aromatic petrochemical products. We expect this to be driven by robust demand growth for synthetic fibers and resins. Based on this market view, we are aiming to grow earnings by steadily operating the newly completed petrochemical complex at the Kashima Oil Refinery. In the electronic materials of the Metals business, we will capitalize on our leading global market share in step with growing demand from the BRIC countries and the increasing use of IT and electronics in the automobile sector. We will also develop products that anticipate market demand for higher performance and quality. In the recycling and environmental services business, we are making steady progress in the HMC project*, which is due to be completed in March 2009.

Optimal business portfolio

(Billions of yen)



Fiscal year ended March 31, 2008
Downstream profitability ratio
27%
Upstream
Midstream
Downstream
Independent operations, etc.
Downstream profitability ratio
10.7
28.4
70.2
33.9
Fiscal year ended March 31, 2008 (Actual)
Fiscal year ending March 31, 2016
Downstream profitability ratio
54%
30.0
60.0
55.0
Fiscal year ending March 31, 2016 (Vision)

		Fiscal year ended March 31, 2008 (Actual)	Fiscal year ending March 31, 2016 (Vision)
Income before special items (excludes inventory valuation)		¥143.2 billion	¥250.0 bilion or more
Downstream profitability ratio (includes independent operations, etc.)		27%	54%
Key factors	Exchange rate	114¥/$	105¥/$
	Crude oil price (Dubai spot)	77.4$/bbl	70.0$/bbl
	Copper price (LME)	344¢/lb	200¢/lb



In addition, we want to develop the titanium business as a third core business alongside petroleum and metals. This business is centered on Toho Titanium Co., Ltd. which became a consolidated subsidiary of the Company Group from the fiscal year ending March 31, 2009. Also, based on the results of the pilot production of polysilicon for photovoltaic solar power generation systems we completed as a collaborative development with Chisso Corporation and Toho Titanium, we began preparation for commercial operations from July 2008.

To implement the kind of strategies outlined above, we plan on carrying out capital expenditures and undertaking inevestment totaling around ¥1.0 trillion over the seven years from the fiscal year ending March 31, 2009 to the fiscal year ending March 31, 2015. Of this amount, ¥790.0 billion, or almost 80%, will be used for strategic growth investments.

As a result, we intend to increase the proportion of earnings contributed by downstream operations (including independent operating companies), which promise market growth and a high level of value added, from 27% in the fiscal year ended March 31, 2008 to 54% in the fiscal year ending March 31, 2016.

* HMC project: Hitachi Metal Recycling Complex project (refer to page 22)

Long-Term Vision towards Fiscal 2015 / Medium-Term Management Plan 2008–2010

Q **What do you see as the key areas for reaching your target of income before special items totaling ¥250 billion or more?**

A **Maintaining a balance between strategic growth investment, and improving our financial position, we will steadily carry out the new Medium-Term Management Plan to cement foundations over the first three years of the Long-Term Vision.**

First, we will steadily implement our Medium-Term Management Plan 2008–2010, which is an action plan for the first three years of the Long-Term Vision. Disciplined management during this period of consolidating foundations is key. I often say that new investment only becomes possible through the steady accumulation of profits from our current businesses. During the period of the Medium-Term Management Plan 2008–2010, although we will increase capital expenditures and undertake investment to enable upfront investment, we will continue strengthening our financial position. However, interest-bearing debt will increase as a result of an increase in working capital requirements due to hikes in the prices of crude oil and copper and the up-front investments we plan to make over the next three years. Consequently, the steady progress we have made so far in improving our balance sheet is likely to come to a temporary standstill. However, our long-held target for the debt-to-equity ratio in the fiscal year ending March 31, 2011 is 1.0 times or less, and we intend to reach this level at the earliest possible time. We are also committed to achieving a shareholders' equity ratio of at least 40% as soon as possible.

Simultaneously pursuing investments in strategic growth areas and a stronger financial base might seem, to paraphrase a Japanese proverb, akin to chasing two hares at the same time. However, we are committed to maintaining this delicate balance while paving the way toward realization of our Long-Term Vision.

Financial condition



(Billions of yen)
3,000
2,000
1,000
More than 40%
Less than 1.0 times
08
11 (Plan)
15 (Vision)
As of March 31

At the latest by the fiscal year ending March 31, 2016
Shareholders' equity ratio:
More than 40%
D/E ratio:
Less than 1.0 times

■ Total assets ■ Shareholders' equity
■ Interest-bearing debt
—●— Shareholders' equity ratio (%)
--●-- D/E ratio (Times)

Dividend Policy

Q **Please outline your thinking in the area of dividend policy.**

A **Our basic policy is to pay stable dividends from a long-term perspective. Once we achieve the benchmarks we have set for improving our financial position, we want to further increase returns to shareholders.**



With regard to the cash dividends paid to shareholders, we take into account the Company Group's business results and conditions in our operating environment, while also striving to maintain stable dividends and strengthen our financial position through enhanced internal reserves. Our fundamental stance is to determine dividends based on a comprehensive view of the Company Group's situation, because we believe that taking a long-term view of operating result trends while implementing a stable level of dividends will benefit shareholders.

However, when we have achieved the financial targets set out in the Long-Term Vision, we intend to further increase returns to shareholders through higher dividends and such strategies as share buybacks. Furthermore, based on these policies, we have established ROE of 12% or higher as a management target for the fiscal year ending March 31, 2016 in addition to targets for the shareholders' equity ratio and debt-to-equity ratio. With a view to efficiently managing capital and assets and raising corporate value, we will incorporate benchmarks that our shareholders and other investors attach importance to and meet their expectations.

Cash dividends per share


(Yen)
20
15
10
5
16
04
05
06
07
08
Years ended March 31

*Cash dividends per share for the period ended March 31, 2006 included cash dividends of ¥3 per share to commemorate the 100th anniversary of the founding of the Company Group.

Best Disclosure Award from Tokyo Stock Exchange

Tokyo Stock Exchange Group, Inc. presented Nippon Mining Holdings Group with a Fiscal 2007 Best Disclosure Award in recognition of efforts to achieve timely, appropriate and equitable disclosure of information. Judges favorably evaluated the Company Group's detailed disclosure and explanations for business result analysis, management policies and risk information in financial result reports as well as the quality of documents at meetings with shareholders and presentations and efforts to provide information on the Company Group's web site.


東証上場会社フォーラム 2008
Listed Company Award of the year

Tokyo Stock Exchange Group, Atsushi Saito, president & CEO (left) and Mitsunori Takahagi president & CEO (right)

Special Feature

What is THE KEY TO OUTSTANDING PERFORMANCE?

To build an optimal business portfolio and an earnings structure less susceptible to market fluctuations, priority investment in strategic growth business areas is critical. This section outlines the Nippon Mining Holdings Group's initiatives to further strengthen its earnings platform.

What is the Key to Outstanding Performance?



Project to Increase Production Capacity for Aromatics to Meet Growing Demand in Asia

The Nippon Mining Holdings Group has invested approximately ¥70 billion in new production facilities for aromatic products within its Kashima Oil Refinery in Ibaraki, Japan. This capital expenditures project has been carried out in anticipation of future growth in demand for aromatic products, particularly in the Asia region. With the opening of this new facility, the Japan Energy Group became the world's third-largest seller of paraxylene to external customers, reinforcing its position as one of Asia's leading petrochemical producers.

Growing Demand for Polyester in Asia

Aromatic products are a category of petrochemical products, which are classified as part of the downstream operations of the Petroleum business. These products are the base materials used in the manufacture of such synthetic fibers as polyester and nylon as well as synthetic resins, such as PET, which is a material used to make plastic bottles and food trays. The most common aromatics are known by the acronym BTX, which stands for benzene, toluene and xylene. Cyclohexane and paraxylene (PX) are relatively produced from benzene and xylene.

PX is oxidized and refined to produce purified terephthalic acid (PTA), which then undergoes polymerization with ethylene glycol (EG) to become polyester fiber or PET resin. Polyester fiber has excellent properties in terms of strength, processability and functionality, and, because it is relatively inexpensive compared with other synthetic fibers, demand for polyester is growing in the apparel field as a substitute for cotton. In the industrial arena too, it is the focus of growing demand for such applications as tire cord, as a substitute for nylon. Another growth area is PET resin, most of which is manufactured into PET bottles for use as soft drink and alcoholic beverage bottles.

In recent years, the polyester market in Asia has been driven particularly by robust demand growth in China, resulting in steady market growth. It is estimated that demand for polyester in Asia will increase at an annual rate of 8% through 2015. To meet this rising demand, we believe that it will be necessary for PX production capacity to increase 1.5 million tons each year. In contrast, heavy naphtha, the base material used to produce PX, is a type of naphtha that can only be produced from the refining process for crude oil, and global crude oil refining capacity is expected to grow at an annual rate of only 2% to 3%. Therefore, from a structural perspective, the market situation for PX is expected to remain tight over the medium- to long-term.

Owing to significant plant capacity increases over the past several years, the PTA market has become oversupplied, leading to a slump in PTA prices since September 2007. Meanwhile, the price of naphtha, the raw material used to produce PX, has risen sharply, putting a severe squeeze on margins in the PX business. Despite this short-term situation, we believe that robust medium- to long-term growth in demand for polyester in Asia will drive demand for PX, and that PX margins will remain high.

Global demand forecasts for polyester and PET


(Millions of tons)
80
60
40
20
06
07
08
09
10
15
Polyester
PET

Paraxylene demand and supply outlook (Asia)


(Millions of tons)
40
30
20
10
06
07
08
09
10
15
Demand (PX required volume based on PTA production volume)
Supply (PX production volume)
Inflow from outside the area (Supply and demand balance)

Note: Data for 2006 is based on results for Petrochemical Consultants International, while the data from 2007 is based on our estimates.



Kashima Oil Refinery's new petrochemical production facility

New Facility Comes on Stream, Increases PX Production Capacity to 1.02 Million Tons

In response to robust demand in Asia for synthetic fibers and resins, the Company Group embarked on a strategy to take advantage of this demand growth, thereby bolstering the competitiveness and enhancing the profitability of its Petroleum business over the long term. This strategy principally involved investing approximately ¥70 billion in a new petrochemical complex at the Company Group's Kashima Oil Refinery, including the construction and installation of a condensate splitter, a PX plant and a catalytic reforming unit. The new facilities commenced commercial operations in January 2008.

Japan Energy and two partners formed a joint venture to pursue this project. Japan Energy took an 80% equity stake, while Mitsubishi Chemical Holdings Corporation and Mitsubishi Corporation each took 10% equity stakes, in Kashima Aromatics Co., Ltd., the company established as the management vehicle for the new business. Kashima Aromatics mainly uses a feedstock of natural gas condensate (a crude oil-like hydrocarbon that often accompanies natural gas production) to manufacture such products as PX, benzene and other aromatic hydrocarbons, as well as light naphtha. As part of this partnership arrangement, in principle, the Japan Energy Group will receive the aromatic products, Mitsubishi Chemical Corporaton will receive the light naphtha produced and Mitsubishi Corporation will be responsible for procurement of the condensate feedstock and will cooperate in marketing the aromatic products. Operation of the new petrochemical complex is fully entrusted to Kashima Oil Co., Ltd., meaning its operations are closely integrated with the existing Kashima Oil Refinery. The joint venture partners aim to bolster the competitiveness of the new company through this arrangement.

Along with full-scale operations of the project, the Group aromatics production capacity will be considerably bolstered. PX capacity increased 70%, from 600,000 tons per year (tpy) to 1.02 million tpy, and benzene capacity increased 58%, from 330,000 tpy to 520,000 tpy.

Raising production capacity for aromatics

Paraxylene	600,000 tons »» **1,020,000 tons per year**
Benzene	330,000 tons »» **520,000 tons per year**

Establish standing as one of Asia's leading petrochemical producers

* Includes equity allowance for overseas joint venture companies

Becoming One of Asia's Top PX Suppliers

The Company Group has long produced such aromatics and basic chemicals as BTX, PX and cyclohexane at its three refineries:Mizushima Oil Refinery (Okayama, Japan), Chita Oil Refinery (Aichi, Japan) and Kashima Oil Refinery. Through this new project, our aromatic products manufacturing capacity has achieved a dramatic increase compared with our previous level. The Company Group is now the world's number-three seller of PX to external customers and has established a position as one of Asia's leading PX suppliers. Looking ahead, backed by robust growth in demand, we plan to assess future opportunities for further PX capacity expansion, as we accelerate our build-up of the Petrochemical business.

Rankings of Paraxylene Companies in 2008

Top ten suppliers worldwide by size

Rank	Company name	Production capacity (Thousands of tons)
1	Exxon Mobil (Japan, Singapore, Thailand, U.S., Europe)	3,120
2	Nippon Oil (Japan)	1,180
3	Japan Energy Group (Japan)	1,020
4	SK Corp (Korea)	750
5	S-Oil (Korea)	700
6	Lidon Chemical (China)	700
7	ATC (Thailand)	605
8	TPPI (Indonesia)	550
9	AMSB (Malaysia)	540
10	Chevron (U.S.)	500

Sources: Petrochemical Consultants International and Company data



Expansion of the Recycling and Environmental Services Business

The Nippon Mining Holdings Group is focusing on the expansion of the Recycling and Environmental Services business, which is experiencing rapid growth as a downstream business within the Metals business. The Company Group is pursuing the Hitachi Metal Recycling Complex (HMC) project with a capital investment totaling approximately ¥10 billion. The HMC Works is under construction within Nippon Mining & Metals' Hitachi Area Coodination Center, located in Ibaraki, Japan and it is scheduled for completion in March 2009.

Technologies and Results Accumulated in Mining and Smelting and Refining Operations

Effectively tackling such issues as global warming prevention, resource conservation, zero emissions and the creation of a recycling-oriented society is vital for the realization of sustainable growth in the 21st century. Such issues have far-reaching impacts on industry, society and a range of corporate activities. The Company Group is working to strengthen the operational infrastructure of its Recycling and Environmental Services business, which is experiencing rapid growth due to rising environmental awareness and natural resource scarcity.

The Company Group's strengths in the Recycling and Environmental Services business are the technologies and experience accumulated in its mining and smelting and refining operations over the years. This business comprises recycling, which involves the recovery of valuable metals including copper and precious metals contained in electronic materials, and environmental services, which carries out detoxification processing of industrial wastes and recovery of valuable metals from such waste materials. This business is centered on the Metals Recycling and Eco Business Division of Nippon Mining & Metals. We are building a nationwide network with the affiliates of this business.

In the recycling business, utilizing our copper smelting and refining technologies, we have been involved in nonferrous metals recycling operations for over 20 years. At the Saganoseki Smelter & Refinery in Oita, Japan (operated by Nikko Smelting & Refining Co., Ltd.), installation of hydrometallurgical facilities was completed in 1997. Through a combination of the pyro-metallurgical process for copper smelting and the facilities, we process 100,000 tons of materials for recycling per annum and recover valuable materials such as copper and precious.

Exploiting the Abundant Untapped Recycling Resources of Cities

A wide range of metals are used in IT equipment, automobiles and consumer electronics, including many types of precious and rare metals that have a high recovery value. Such metals include copper, gold, silver, platinum, palladium, nickel and indium. In major urban areas, which have both high population density and significant concentrations of industry, large amounts of untapped resources may be "mined" for the recovery of valuable metals.

The Company Group, seeking to utilize abundant, recyclable resources that slumber in the "urban mine," is aggressively promoting recycling operations for mobile phones, IT equipment and automobiles. For example, in the fiscal year ended March 31, 2007 the Company Group produced

Recycling valuable metals from mobile phones


The phone's main body, the semiconductor base
Copper
Lead
Silver
Gold
Palladium

Volume of domestic gold production


The Nippon Mining Group
30 tons/year
within which, volume recycled
7.5 tons/year
All of Japan
180 tons
Results in year ended March 31, 2007


Pyro-metallurgical process within the HMC project (copper recovery furnace)

Principal Recovered Metals and Planned Production Volumes under HMC Project

Recovered metal	Planned production volume
Gold	500kg
Silver	50t
PGM	200kg
Indium	6t
Antimony	150t
Bismuth	200t
Nickel	500t
Copper	6,000t
Zinc	700t
Tin	500t
Palladium	800kg

approximately 30 tons of gold (representing approximately one-sixth of Japan's total domestic gold production), of which around 7.5 tons is produced from recycling operations.

The Company Group embarked on the HMC project, which will target the Greater Tokyo metropolitan area—Japan's largest potential urban mine—as a key part of its strategy to expand its recycling business.

Increase of Sales and Income through the HMC Project

Under the HMC project, the HMC plant and Nikko Environmental Services Co., Ltd.—a subsidiary of Nippon Mining & Metals—will efficiently process recyclable materials generated mainly in the Tokyo metropolitan area to recover rare and precious metals, including platinum-group metals (PGM). Also under the HMC project, low-grade recyclable materials currently processed by the Saganoseki Smelter & Refinery and intermediate products generated during the smelting process will be used as inputs for recycling, thereby reducing the smelting process burden to stabilize operations there. This processing flow will also contribute to an improvement in the quality of refined copper. Another important aspect of the HMC project will be the use of recovered metals as raw materials for the Group's Electronic Materials business. As a result, the HMC plant will play a key role in ensuring a stable supply of raw materials at the Company Group's electronic materials processing operations.

A further advantage of the HMC project will enable us to recover a broad range of valuable metals besides base metals. We have developed this unique process by combination of our expertise on the pyro-metallurgical and hydro-metallurgical processes to achieve zero-emission.

The Recycling and Environmental Services business is positioned as one of our strategic mainstays over the next 100 years with the HMC project. We will continue to pursue longterm sales and income growth in the Recycling and Environmental Services business, while contributing to environmental sustainability.

The HMC process


Nikko Environmental Services Co., Ltd.
(pyro-metallurgical process)
Industrial wastes, etc.
Recycled raw materials
Clean Z furnace
Copper recovery furnace
Anode furnace
Nippon Mining & Metals Co., Ltd. HMC Works
(hydro-metallurgical process)
Intermediate products from the copper refining process
Intermediate products from the recycling furnace
Hydro-metallurgical process
Hydro-metallurgical process
Copper
Precious metals
Platinum, etc.
Zinc
Bismuth
Tin
Antimony



Positioning Titanium as a Future Core Business

With properties that make it an ideal material for a wide array of applications, particularly aerospace, the titanium business possesses major growth potential. The Nippon Mining Holdings Group has positioned titanium as one of its future core businesses, centered on the operations of Toho Titanium Co., Ltd. The Company Group is aggressively working to expand the titanium business and create Group synergies in this leading-edge field.

Demand for Titanium Grows Rapidly as Applications Increase

Titanium has a diverse range of advantages it offers in terms of performance under severe conditions and in extreme environments. Important properties of titanium include it being (1) light—its specific gravity is two-thirds that of stainless steel; (2) strong—its specific strength is roughly twice that of steel and six times that of aluminum; (3) corrosion resistant—its corrosion resistance is superior to that of stainless steel; (4) non-toxic—it is safe around the human body, and safe for people with metal allergies; and (5) environment-friendly—it has excellent recyclability.

At present, major applications for titanium metal include aerospace (engine components, fuselage structural components, rockets); chemical engineering products; electrical generation plants; civil engineering and construction; medical devices; automobiles (engine components, mufflers); and sports and household products (golf clubs, knives, eye glasses, etc.). High-purity titanium dioxide is used in such applications as electronic materials and functional materials for IT equipment and consumer electronics products. Titanium compounds are even used as a polyolefin catalyst in the manufacture of polypropylene, showing the extremely varied range of fields in which titanium is used. In particular, Japanese manufacturers—including the Nippon Mining Holdings Group—enjoy a technological advantage in the area of high-quality titanium used in sheets and aircraft engines.

In the past, demand for titanium tended to be highly cyclical, and was particularly affected by global economic conditions and demand trends in the aerospace industry—one of the largest users of titanium. This was commonly referred to as the "titanium cycle." However, since 2004 demand for titanium has grown rapidly. This growth can be attributed to a confluence of factors, including (1) a recovery in demand for aircraft following the downturn triggered by the September 11, 2001 terrorist attacks; (2) an expansion in the number of applications for which titanium is used; and (3) robust economic growth in the BRIC countries, particularly China. In particular, demand for titanium used in the manufacture of commercial aircraft is growing at a faster rate than the historical average. This can be attributed to growth of the global airline fleet as well as an increase in the average amount of titanium used in the manufacture of each aircraft, especially the aircraft models that are experiencing the strongest demand. Another driver of titanium demand growth in recent years has been rising crude oil and other energy prices. This has led to greater attention being focused on titanium's advantages in terms of energy conservation and cost savings. We anticipate further growth in the use of titanium as a means of achieving lighter bodies and components. In addition, the base of new industrial applications for titanium is expanding, including demand from general industry for such uses as chemical plants. For these reasons, we expect global demand for titanium to continue growing in the foreseeable future.

Characteristics and uses of titanium

Primary uses	Light	Strong	Rustproof	Other
Aircraft	●	●		
Chemical industry			●	
Shipbuilding			●	
Oceanic civil engineering		●	●	
Construction	●		●	
Electricity			●	
Automotive	●	●		
Medical treatment	●	●	●	Biocompatibility
Sporting goods	●	●	●	Stylish

Strengthening the Titanium Business and Creating Synergies

The Company Group's titanium business is mainly focused on the operations of Toho Titanium, which became a consolidated subsidiary in the fiscal year ending March 31, 2009. Possessing the advanced level of manufacturing technology necessary to cater to the exacting quality standards of the aerospace sector, Toho Titanium has built one of the leading global brands in the titanium industry.

Currently, Toho Titanium is pursuing a strategy to respond to increasing demand by expanding its production


Titanium sponge


Red hot outer cylinder

capacity for two of its main products, titanium sponge and titanium ingots*.

In the area of titanium sponge, Toho Titanium increased the annual production capacity at its Chigasaki Plant (Kanagawa, Japan) from 15,000 tons to 16,000 tons during the fiscal year ended March 31, 2008. Furthermore, in November 2007 the company began construction of the new Wakamatsu Plant (Fukuoka, Japan), which is scheduled to commence production in December 2009. This new plant will include state-of-the-art facilities to realize high productivity and energy savings, while the optimized plant layout is designed to maximize the efficiency of processing operations. Since the Wakamatsu Plant will be located near to the newly opened Yahata Plant (Fukuoka, Japan), which produces titanium ingots, it will be possible to efficiently ship the titanium sponge produced by the Wakamatsu Plant to the Yahata Plant to be used as the base material for titanium ingots. The Wakamatsu Plant will initially have a titanium sponge production capacity of 12,000 tons per year, but is designed with scope for expansion to a capacity of 24,000 tons per year in the next step. There is also room at the Chigasaki Plant for a further 6,000 tons per year expansion as the further step. Through these measures, the company's total annual titanium sponge production capacity will rise from 16,000 tons in the fiscal year ended March 31, 2008 to 28,000 tons in the fiscal year ending March 31, 2010. Furthermore, Toho Titanium plans on raising the combined production capacity of the two plants to 40,000 tons per year through its long-term expansion program.

In the area of titanium ingots, the Yahata Plant commenced commercial operations in April 2008, using one of the world's largest capacity electron beam (EB) smelting furnaces, with advanced energy- and resource-saving and features. The capacity of the new Yahata Plant, combined with the existing 9,000 tons capacity at the Chigasaki Plant and Hitachi EB Plant (Ibaraki, Japan), gives a total titanium ingot production capacity of 19,000 tons of per year. The new plant also has scope for an additional capacity expansion of 10,000 tons per year.

The Nippon Mining Holdings Group will strongly support the growth strategy being implemented by Toho Titanium, while also carrying out titanium resource development centering on Toho Titanium and applying the Company Group's foil and alloy technologies to the titanium field. Through these strategies to aggressively grow the titanium business, we will position titanium as one of our future core businesses.

* Titanium ingots are processed products made by the vacuum melting of titanium sponge. Ingot is a preceding product in the manufacture of the final wrought products.

Titanium sponge production capacity expansion plan

2008
16,000 t/year
Chigasaki Plant: 16,000 t/year

→ Constructing the Wakamatsu Plant →

2010
28,000 t/year
Chigasaki Plant: 16,000 t/year
Wakamatsu Plant: 12,000 t/year

→ Strengthening the Wakamatsu Plant →

The next stage (planned)
40,000 t/year
Chigasaki Plant: 16,000 t/year
Wakamatsu Plant: 24,000 t/year

Titanium ingot production capacity expansion plan

2008
9,000 t/year
Chigasaki Plant (VAR furnace): 6,500 t/year
Hitachi Plant (EB furnace): 2,500 t/year

→ Constructing the Yahata Plant →

2009
19,000 t/year
Chigasaki Plant (VAR furnace): 6,500 t/year
Hitachi Plant (EB furnace): 2,500 t/year
Yahata Plant (EB furnace): 10,000 t/year

→ Strengthening the Yahata Plant →

The next stage (planned)
29,000 t/year
Chigasaki Plant (VAR furnace): 6,500 t/year
Hitachi Plant (EB furnace): 2,500 t/year
Yahata Plant (EB furnace): 20,000 t/year

Review of Operations Section

27 Operational Highlights
28 Petroleum (Japan Energy Group)
33 Metals (Nippon Mining & Metals Group)
38 Other Operations (Independent Operating and Functional Support Companies)
39 Research and Development Activities

(Year ended March 31, 2008)

Petroleum (Japan Energy Group)



Net sales	**¥3,193.9 billion**	**15.9%**	**YOY**
Operating income	**¥62.5 billion**	**(17.7%)**	**YOY**
Income before special items	**¥67.8 billion**	**(17.2%)**	**YOY**

Contribution to results


35.3%
¥67.8 billion
73.6%
¥3,193.9 billion
Net sales
Income before special items

Income before special items


(Billions of yen)
140
120
100
80
60
40
20
67.8
04
05
06
07
08
Years ended March 31

Metals (Nippon Mining & Metals Group)



Net sales	**¥1,119.6 billion**	**9.3%**	**YOY**
Operating income	**¥34.9 billion**	**(33.3%)**	**YOY**
Income before special items	**¥113.4 billion**	**(15.4%)**	**YOY**

Contribution to results


25.8%
¥1,119.6 billion
59.1%
¥113.4 billion
Net sales
Income before special items

Income before special items


(Billions of yen)
140
120
100
80
60
40
20
0
113.4
04
05
06
07
08
Years ended March 31

Other Operations (Independent Operating and Functional Support Companies)

Net sales	**¥76.5 billion**	**16.5%**	**YOY**
Operating income	**¥5.8 billion**	**70.8%**	**YOY**
Income before special items	**¥11.3 billion**	**48.3%**	**YOY**

Contribution to results


1.8%
¥76.5 billion
5.9%
¥11.3 billion
Net sales
Income before special items

Income before special items


(Billions of yen)
15
10
5
0
11.3
04
05
06
07
08
Years ended March 31

*1. Other than the above, net sales decreased ¥50.6 billion, operating income decreased ¥0.0 billion, and income before special items decreased ¥0.5 billion of intersegment eliminations or corporate. The parameters used in the calculation of "Contribution to results" percentages are the respective consolidated totals, including intersegment eliminations and corporate.

*2. Ordinary income for the fiscal years ended March 31, 2005 and March 31, 2006 has been revised to reflect changes to segment classifications from the fiscal year ended March 31, 2007. Metals segment income before special items for the fiscal year ended March 31, 2004 is the cumulative total for the former metals-related segments.

Petroluem (Japan Energy Group)

The Japan Energy Group primarily operates petroleum businesses across a broad range of energy-related areas that cover upstream through to downstream processes—from exploration and development to the refining and marketing of products—which include LPG, lubricants and petrochemical products. In response to structural changes in demand for petroleum in Japan and overseas, the Japan Energy Group aims to further improve its business results and strengthen its corporate organization. In supply-side operations, we will rigorously strengthen cost competitiveness. In sales operations, we will pursue price strategies and exporting strategies in response to internationalization of markets. Meanwhile, in the petrochemical buisiness we will implement a range of measures, including the creation of production and sales and marketing systems that will enable us to respond even more flexibly to changes in the market.



Isao Matsushita
President and Representative Director
Japan Energy Corporation

Fiscal Year Business Results

In the fiscal year ended March 31, 2008, the Petroleum business recorded a 15.9% year-on-year increase in net sales, to ¥3,193.9 billion, and a 17.2% year-on-year decrease in income before special items, to ¥67.8 billion.

Income before special items declined ¥14.1 billion year on year. However, the effect of inventory valuation was up from ¥13.2 billion in the previous fiscal year to ¥64.0 billion in the fiscal year under review. Excluding that inventory valuation, the actual decrease in income before special items was ¥64.8 billion.

Upstream, sales prices improved due to higher crude oil prices. However, gross sales declined due to periodic repair work undertaken by United Petroleum Development and NMC Pearl River Mouth Oil Development and natural reductions in production. As a result, income before special items was down ¥2.2 billion, to ¥12.9 billion.

Midstream, margins deteriorated further because of higher energy costs and an inability to pass on rising crude oil prices in sales prices. Consequently, midstream operations recorded an ¥8.7 billion loss before special items, compared with income before special items of ¥28.7 billion in the previous fiscal year.

Downstream, margins deteriorated further because we were unable to fully pass on hikes in naphtha prices. Moreover, due to rising energy costs and a depreciation burden associated with a project to increase production of aromatics at the Kashima Oil Refinery, downstream operations posted a loss before special items of ¥0.3 billion, compared with income before special items of ¥24.9 billion in the previous fiscal year.

Net sales



(Billions of yen)
4,000
3,000
2,000
1,000
3,193.9
04
05
06
07
08
Years ended March 31

Income before special items



(Billions of yen)
140
120
100
80
60
40
20
67.8
04
05
06
07
08
Years ended March 31

Income before special items (upstream, midstream and downstream)



(Billions of yen)
100
75
50
25
0
81.9
68.7*
13.2
15.1
28.7
24.9
67.8
64.0
12.9
3.9*
(0.3)
(8.7)
2007
2008
Years ended March 31
Upstream (Petroleum exploration and development)
Midstream (Refining and marketing)
Downstream (Petrochemicals)
Inventory valuation
* Income before special items excluding inventory valuation

Petroleum [Upstream] [Midstream] [Downstream]

Petroleum Exploration and Development



NMC Pearl River Mouth Oil Development Co., Ltd. (China)



Abu Dhabi Oil Co., Ltd. (UAE)

Overview

Steady crude oil production and operations in respective regions

Petroleum exploration and development operations center on Japan Energy Development Co., Ltd. In Japan, that company's Nakajo Oil and Gas Field (Niigata Prefecture) continues to produce natural gas, crude oil, iodine and other products steadily. Overseas, we join with other companies in the industry for crude oil production projects in the Middle East, China, Southeast Asia and Oceania, and production and operations continued steadily in those regions. In 2007, production by facilities in which we held interests was the equivalent of approximately 16,000 barrels of crude oil per day.

Basic Strategy

Aiming to maintain and increase current production interests

Given the likelihood that continuing high crude oil prices will enable upstream petroleum divisions to maintain current earnings levels, for the time being we will maintain the size of production interests, mainly by investing in existing projects and related peripheral projects. In the long term, we aim to increase the size of production interests by tackling large-scale projects, including natural gas projects in Japan.

As part of that strategy, we acquired a 20% interest in an offshore oilfield in Malaysia, Block PM308A, and concluded a production-sharing contract with PETRONAS in April 2008.


Abu Dhabi Oil
United Petroleum Development
NMC Pearl River Mouth Oil Development
Southern Highlands Petroleum Development

Principal overseas project

Project (company) name	Date established	Location	Interest held by project company	Ownership
Southern Highlands Petroleum Co., Ltd.	Oct. 1990	Papua New Guinea onshore	23.6%	80.0%
NMC Pearl River Mouth Oil Development Co., Ltd.	Dec. 1985	Offshore, Pearl River Delta, China	15.0%	100.0%
Abu Dhabi Oil Co., Ltd.	Jan. 1968	Offshore, Abu Dhabi	100.0%	31.5%
United Petroleum Development Co., Ltd.	Nov. 1970	Offshore, Abu Dhabi/Qatar border	97.0%	35.0%

Refining


Mizushima Oil Refinery
[Okayama Prefecture]


Kashima Oil Refinery (Kashima Oil Co., Ltd.)
[Ibaraki Prefecture]

Overview

Increase in capacity of Mizushima Oil Refinery and Kashima Oil Refinery

Our three refineries, Mizushima Oil Refinery, Chita Oil Refinery and Kashima Oil Refinery, continue highly efficient operations that give first priority to safety and environmental protection.

At the Mizushima Oil Refinery, in April 2007 we completed expansion of a heavy oil cracking unit to process heavier oil and respond to a decrease in the production ratio of heavy fuel oil. We began operations of the expanded facilities, which increased production capacity from 26,000 barrels per day to 30,000 barrels per day. Furthermore, at the Kashima Oil Refinery we completed construction of desulphurization equipment, with a production capacity of 27,000 barrels per day, for removing sulphur content from middle distillates produced by the condensate splitter. Operations began in January 2008.

Historical crude distillation unit (topper) utilization rate


(%)
95
90
85
80
75
89.6
82.9
00
01
02
03
04
05
06
07
08
Years ended March 31
Japan Energy Group
All Japan Average

Sources: Petroleum Association of Japan and Company data

Basic Strategy

Increasing the competitiveness of oil refineries by reducing refining costs

In Japan, overall demand for petroleum products will likely weaken due to lower industrial use of heavy fuel oil and lower consumption of automotive fuel oil resulting from the growing popularity of energy-efficient vehicles. Also, we expect the demand structure of petroleum products to become lighter. Furthermore, environmental safety regulations are likely to become stricter and refining cost will increase due to hikes in crude oil prices.

In response to these increasingly tough business conditions, we will capitalize on existing heavy oil cracking units and consider expansion of these units and construction of new units to reduce crude oil acquisition costs, thereby increasing the competitiveness of our oil refineries.

Also, we are progressing wide-ranging tie-up with Nippon Oil Corporation. We aim to improve refining efficiency and are also investigating cooperation in non-refinery fields, specifically upstream, distribution, fuel cells and technological development areas.

Regarding the strengthening of collaboration with Idemitsu Kosan Co., Ltd., in the Chukyo region, we will hold detailed discussions about barter trades in petroleum products and components. Furthermore, we will hold explorative discussions with Idemitsu Kosan on the possibility of other projects that could improve mutual competitiveness.


Mizushima Oil Refinery
refining capacity: 205,200 bbl/day
Kashima Oil Refinery
(Kashima Oil Co., Ltd.)
refining capacity:
270,000 bbl/ day
(Including Condensate
Processing Capacity:
60,000 bbl/day)
Chita Oil Refinery
(Main products: petrochemicals)

Petroleum [Upstream] [Midstream] [Downstream]

Marketing



Value Style


JOMO

Self-service station

Overview

Development of competitive service stations

In retails sales, we provide products and services that satisfy customers across Japan through 3,555 JOMO service stations as of March 31, 2008. Viewing our JOMO service stations as one-stop centers for automotive products and services, we are advancing a range of initiatives to heighten their cost competitiveness and marketing capabilities.

Aiming to achieve unsurpassed customer satisfaction by offering value unique to JOMO service stations, we are developing highly profitable and competitive service stations that earn customer endorsement. Our Value Style and Value 5 service station projects are driving those efforts.

Further, we had a network of 667 self-service stations as of March 31, 2008.

Also, we have issued approximately 1.1 million JOMO Card Plus and JOMO Card Light cards, which provide customers with discounts on automotive products and services.

In October 2007, we increased our lineup of environment-friendly lubricants that help protect the environment by marketing JOMO Hydlux HP-EP, a power-saving hydraulic actuation oil that, as a flammable liquid, is compliant with the revised Fire Service Law.

Basic Strategy

Advancing subsidiary integration, building a more-efficient marketing system

In retail sales, we will strengthen the competitiveness of JOMO service stations in conjunction with soil purification measures to encourage further customer confidence, trust and regard. Also, we will step up our marketing power and cost competitiveness by merging 13 petroleum product sales subsidiaries and a subsidiary that administers them to establish a new company in July 2008.

In LPG, we will hold discussions with Itochu Corporation, Itochu Enex Co., Ltd., Osaka Gas Co., Ltd. and Nissho Petroleum Gas Corp. on the possibility of reorganization and merger toward the establishment of a comprehensively competitive operating group potentially covering all LPG operations, from each company's overseas procurement through to retail.

In lubricants, we will continue to increase sales of high-value-added products with advanced functionality.

Ratio of JOMO self-service stations (SS)


Number of SS (thousands)
Self SS ratio (%)
60
40
20
30
20
10
44
18.8
15.7*1
00
01
02
03
04
05
06
07
08
As of March 31
SS total (Japan) (left)
Self SS ratio*2 (Company total) (right)
Self SS ratio (Japan) (right)

*1. Nationwide number of self SS at the end of December, 2007
*2. Japan Energy owned + Independent (Distributor and retailer) Self SS
Sources: Ministry of Economy, Trade and Industry, The Oil Information Center and Company data

Ratio of Company-owned service stations (SS)


Number of SS
Company-owned SS*1 ratio (%)
5,000
4,000
3,000
2,000
1,000
32
31
30
29
28
31.1
3,555
1,106
00
01
02
03
04
05
06
07
08
As of March 31
Company-owned SS*1
Company SS total*2
Company-owned SS ratio

*1. Japan Energy-owned SS
*2. Japan Energy-owned + Independent (Distributor and retailer) SS
Source: Company data

Petrochemicals



Petrochemical production facility (Kashima Oil Refinery) [Ibaraki Prefecture]



Petrochemical production facilities (Chita Oil Refinery) [Aichi Prefecture]

Overview

Aromatics production project begins sales

In the area of basic chemical products, we produce and market a range of aromatic products, including paraxylene (PX), cyclohexane and BTX (benzene, toluene and xylene), which are used as basic component materials for synthetic fibers, synthetic resins and other products. Also, we produce normal paraffin, a raw material for surface-active agents, etc., as well as propylene, a material for making polypropylene resins, etc., with an integrated system of production starting from crude oil refining.

In aromatic products, we completed construction of new petrochemical production facilities at the Kashima Oil Refinery and began commercial operations in January 2008. The system we have established can produce 1.02 million tons of PX and 520,000 tons of benzene per year.

In specialty chemical products, we increased sales of environment-friendly industrial cleaners and assessed the possibility of establishing commercial operations for latent heat storage materials, which contribute to reducing greenhouse gases.

Basic Strategy

Becoming one of Asia's leading aromatics suppliers

In January 2008, we began commercial operations at the Kashima Oil Refinery's petrochemical production facilities. As one of the leading suppliers of aromatic products in Asia, we will promote flexible production and marketing corresponding to the changes in the raw materials and product markets while making use of our advantage with various raw-material sources, such as crude oil, naphtha and gas condensate. We will also work to expand sales of such specialty chemical products as environment-friendly industrial cleaners and latent heat storage materials.

Paraxylene price in Asian market


($/tons)
1,200
900
600
300
1,120
768
352
04
05
06
07
08
Years ended March 31
Spread
Paraxylene price (ACP base)
Naphtha price (MOPJ)

Source: Company data

Production capacity for petrochemical products

As of March 31, 2008

(Tens of thousands of tons/year)

Products	Production capacity
Paraxylene	102
Cyclohexane	52
Cyclohexane	22
Toluene	21
Propylene	9
Normal paraffin	12.5

Metals (Nippon Mining & Metals Group)

The Nippon Mining & Metals Group is an integrated producer engaged in non-ferrous metals business, principally copper, under a tripolar format encompassing upstream (resource development), midstream (copper smelting and refining) and downstream (electronic materials, recycling and environmental services operations). For further expansion of our businesses, we are aggressively working to integrate copper resource development and smelting and refining operations, as well as to strengthen our capability in recycling and environmental services through the HMC project, and increasing profitability by expanding the sales of electronic materials. We are globally pursuing fully sustainable growth strategies in each business field.



Masanori Okada
President and Representative Director
Nippon Mining & Metals Co., Ltd.

Fiscal Year Business Results

In the fiscal year ended March 31, 2008, the Metals business recorded a 9.3% year-on-year increase in net sales, to ¥1,119.6 billion, and a 15.4% year-on-year decline in income before special items, to ¥113.4 billion. The decrease in earnings was partly because of a ¥5.3 billion year-on-year rise in the negative effect of inventory valuation, which stemmed from a further drop in prices for indium, a raw material of sputtering targets for flat panel displays (FPDs).

Upstream, although earnings increased due to higher metals prices, higher development costs for the Caserones Copper Deposit Development Project and lower output at the Los Pelambres Mine led to a ¥4.2 billion year-on-year decrease in income before special items, to ¥57.3 billion.

Midstream, income before special items was down ¥13.1 billion year on year, to ¥42.6 billion, because deterioration in procurement conditions for copper concentrates offset a year-on-year increase in product prices on higher copper prices.

Downstream, the metal manufacturing business saw a decrease in earnings due to lower sales of special steel products. However, excluding the effect of indium inventory valuation, the earnings of the electronic materials business increased slightly. In recycling and environmental services, prices and volumes increased. As a result, income before special items was up ¥1.9 billion year on year, to ¥28.7 billion.

Net sales

(Billions of yen)


1,500
1,000
500
1,119.6
04
05
06
07
08
Years ended March 31

Income before special items

(Billions of yen)


140
120
100
80
60
40
20
113.4
04
05
06
07
08
Years ended March 31

Income before special items (upstream, midstream and downstream)

(Billions of yen)


150
100
50
0
134.1
143.9*
128.6*
113.4
61.4
55.8
26.7
57.3
42.6
28.7
2007
2008
Years ended March 31
Upstream (Resource development)
Midstream (Smelting and refining)
Downstream (Electronic materials, metals manufacturing and recycling and environmental services)
Inventory valuation
* Income before special items excluding inventory valuation

Resource Development



Los Pelambres Mine [Chile]



Caserones Copper Deposit [Chile]

Overview

High earnings continue on metal price hikes

We participate in promising overseas resource development projects principally in Chile, from their initial stages.

The Los Pelambres Mine, the Collahuasi Mine and the Escondida Mine in Chile continue to operate steadily and generate high earnings due to high metal prices.

Pan Pacific Copper Co., Ltd. (PPC) acquired an interest to the Caserones Copper Deposit in July 2006 and is now conducting a pre-feasibility study on the deposit with a view to mine development and construction of a hydrometallurgical smelter. In that project, the Nippon Mining & Metals Group will utilize the SX / EW process as it aims to build its first overseas integrated production system covering mining through to refined copper production.

Further, PPC acquired an interest to the Quechua Copper Deposit from Mitsui Mining & Smelting Co., Ltd., in March 2008.

World copper concentrates supply and demand


(Thousands of tons)
Supply and demand balance (Thousands of tons)
20,000
15,000
10,000
5,000
800
400
0
-400
00
01
02
03
04
05
06
07
08
09
10
11
World supply (left)
World demand (left)
Supply and demand balance (right)

Source: Company data

Basic Strategy

Furthering mine development projects mainly in South America

In addition to investing in and financing promising mines to secure stable procurement of copper concentrates with a significant return on investment, we will advance mine development projects, mainly in South America. As part of these initiatives, we will conduct a festability study for commercial production in the Caserones Copper Deposit in Chili and the Quechua Copper Deposit in Peru. The commencement of production at these two copper deposit development projects will lift PPC's ratio of equity based entitlement volume from less than 20% at present to approximately 50%.

Nippon Mining & Metals mine investments

Mine	Location	Investment ratio	2007 copper concentrates sales (amount of copper)
Escondida Mine	Chile	2.0%	1,230 thousand tons
Los Pelanbres Mine	Chile	15.0%	300 thousand tons
Collahuasi Mine	Chile	3.6%	396 thousand tons

Metals [Upstream] [Midstream] [Downstream]

Copper Smelting and Refining



Saganoseki Smelter & Refinery (Nikko Smelting & Refining Co., Ltd.) [Oita Prefecture]



Tamano Smelter (Hibi Kyodo Smelting Co., Ltd.) [Okayama Prefecture]

Overview

Operations continue steadily at production bases

Copper smelting and refining operations are being steadily conducted at the Saganoseki Smelter & Refinery in Oita Prefecture of Nikko Smelting & Refining Co., Ltd., the Tamano Smelter in Okayama Prefecture of Hibi Kyodo Smelting Co., Ltd., which are under the umbrella of PPC, and LS-Nikko Copper Inc., of South Korea.

The Tamano Smelter has introduced the waxless permanent cathode method, which had been employed by the Saganoseki Smelter & Refinery and the Hitachi Works of Nikko Smelting & Refining Co., Ltd., to supply high quality refined copper. Also, the Tamano Smelter made an investment to its shipment berth to accommodate large size vessels for shipment of sulfuric acid.

Changzhou Jinyuan Copper Co., Ltd., of China, a copper wire rod manufacturer, continues to operate steadily, supported by surging demand within China.

2nd in the world (1st in Asia) copper cathode production capacity


Pan Pacific Copper Co., Ltd. (PPC)
610,000 tons (Japan)
450,000 tons
Saganoseki Smelter & Refinery, Hitachi Works
160,000 tons *1
Tamano Smelter
66%
34.0%
Nippon Mining & Metals
39.9%
LS-Nikko Copper Inc.
510,000 tons (Korea)
510,000 tons
Onsan Refinery
5.0%
Mitusi Mining & Smelting Co., Ltd.

*1. Capital participation by PPC
*2. % means percentage of direct and indirect capital participation

Basic Strategy

Aiming to create a world-class alliance of copper producers in terms of quality and volume

Although we expect challenging conditions will continue, with reduction in the treatment and refining charges caused by tight supply and high demand for copper concentrates and lowering copper concentrate grades, we will work to improve procurement conditions for copper concentrates through negotiations. We will strengthen the competitiveness of the smelters and refineries under the umbrella of PPC's integrated operating system. Also, we will forge the world leading alliance of copper producers in terms of quality and volume in collaboration with LS-Nikko Copper.

Ranking of world's leading producers of refined copper (Thousands of tons)

Company	Production volume per annum
1. Codelco	1,642
2. PPC / LS-Nikko Copper	1,265 *
3. Freeport	1,109
4. Xstrata	837
5. Norddeutsche Affinerie	572

Source: Brook Hunt Copper Metal Service 1Q 2008 (* Total for PPC and LS-Nikko Copper published data)

Recycling and Environmental Services


Clean Z furnace (Nikko Environmental Services Co., Ltd.) [Ibaraki Prefecture]


Gasification melting furnace (Nikko Mikkaichi Recycle Co., Ltd.) [Toyama Prefecture]

Overview

Technological expertise accumulated over many years advances recycling and environmental services

Underpinned by technology and practical experience garnered over many years of operating mines, smelters and refineries, recycling and environmental services consist of recycling businesses, which recover copper, precious metals and other valuable metals from recycling raw materials, and environmental services, which detoxify industrial wastes and recover valuable metals.

Centered on the recycling and environmental services division of the Nippon Mining & Metals Group, Nikko Environmental Services Co., Ltd., in Ibaraki Prefecture, and other related companies are building a nationwide network, and all related business are operating steadily.

Basic Strategy

Strengthening the foundations of recycling and environmental services

In order to strengthen the foundations of recycling and environmental services, we are moving forward with the Hitachi Metal Recycling Complex (HMC) project in Hitachi City, Ibaraki Prefecture, which efficiently processes recycled raw materials, mainly from the Tokyo metropolitan area, and recovers precious metals, as well as rare metals and platinum-group metals. Furthermore, we have undertaken overseas projects including establishment of Materials Service Complex Malaysia Sdn. Bhd. and reorganization of Nikko Metals Taiwan Co., Ltd., to build a system to collect scraps containing precious metals.

Network of the recycling and environmental services business


Tomakomai Chemical Co., Ltd. (Hokkaido)
Nikko Mikkaichi Recycle Co., Ltd. (Toyama Prefecture)
Nikko Tsuruga Recycle Co., Ltd. (Fukui Prefecture)
Nikko Shoji Co., Ltd. / Amagasaki Center (Hyogo Prefecture)
Nikko Shoji Co., Ltd. / Kyushu Branch Office (Fukuoka Prefecture)
Operation plants
Bases for marketing and raw material consolidation
Nikko Environmental Services Co., Ltd. (Ibaraki Prefecture)
Nippon Mining & Metals Head Office (Tokyo)
Nikko Shoji Co., Ltd.
Head Office, Tokyo Recycle Techno Center (Tokyo)
Maruwn Corporation
Higashi-ogijima Logistic Center (Kanagawa Prefecture)
Nikko Shoji Co., Ltd. / Osaka Regional Office (Osaka Prefecture)
Nikko Smelting & Refining Co., Ltd. / Saganoseki Smelter & Refinery (Oita Prefecture)

Metals [Upstream] [Midstream] [Downstream]

Electronic Materials



Sputtering targets for LSIs



Treated rolled copper foil

Overview

Operational Integration of Electronic Materials and Metal Manufacturing

Electronic Materials operations' lineups command substantial shares of markets worldwide thanks to technological expertise including high purification, high-density sintering, surface treatment, precision rolling and processing and others. Aiming to rigorously pursue synergies, in April 2008 we merged the Electronic Materials and the Metal Manufacturing businesses, which target many of the same markets.

In the thin film forming materials operations, observing demand trends, we are continually increasing production capacity, mainly at the Isohara Works in Ibaraki Prefecture, for sputtering targets for LSIs, FPDs, magnetic recording media used for hard disc drives and others.

In Metal Manufacturing operations, the Kurami Works in Kanagawa Prefecture continues steady production of such precision-rolling products as rolled copper foil. Furthermore, we are increasing surface treatment lines of the Hitachi Works in Ibaraki Prefecture of Nikko Fuji Electronics Co., Ltd.

Overseas, we started up operation at Materials Service Complex Malaysia, in October 2007. Also, in April 2008 we merged and reorganized Group companies in Taiwan to newly establish Nippon Mining & Metals Taiwan, which is undertaking wide-ranging operations that cover marketing of electronic materials through to collection of materials for recycling.

Basic Strategy

Aiming to increase business lines by strengthening operational foundations

In the copper foil and thin film materials businesses, we will further raise the earning power of existing products and increase business lines through early launch of new operations. In operations for electro-deposited copper foil and sputtering targets for LSIs, we will work to increase profitability by increasing the ratio of highly-functional products and reducing costs. In addition, we will expand sales and increase profit on sputtering targets for FPDs, by differentiated quality and improvement of production efficiency. Also, we will undertake full-fledged marketing of MAQUINAS®, a dual-layer CCL material used for film substrates for semiconductors packaging, known as chip-on-film.

In the metal manufacturing business, we will further strengthen our earnings platform by expanding our business field through releasing new alloys designed for the automotive market, in addition to existing high-value-added products. We will expand production capacity of the Kurami Works through investment in accordance with the direction of the market and improvement of production efficiency. At Nippon Mining & Metals (Suzhou) Co., Ltd., of China, we have started surface processing operations and will increase the company's earning power by expanding its operational scope through the construction of an integrated operating system that incorporates rolling, surface treatment and press processing. In the precision fablicated products business field, we will install more equipment at the plants of Nikko Fuji Electronics Co., Ltd., mainly for automotive products.

Portfolio of products with high global market shares

Main products		Global market share
Treated rolled copper foil	No.1	75%
Electro-deposited copper foil	No.3	12%
Sputtering targets for LSIs	No.1	60%
Sputtering targets for FPDs	No.1	45%
Sputtering targets for magnetic recording media	No.2	30%
Phosphor bronze	No.1	17%*
Corson alloys (C7025)	No.1	50%
Titanium copper alloys	No.1	60%

* Share in Asia

Other Operations (Independent Operating and Functional Support Companies)

In addition to companies whose core business relates to petroleum and metals, the Group includes independent operating companies engaged in such businesses as titanium production, electric wire and cable manufacture and land transport. Functional support companies provide services to meet the common administrative needs of companies throughout the Group.

Income before special items

(Billions of yen)


15
10
5
0
11.3
04
05
06
07
08
Years ended March 31

Each independent operating company works to enhance its corporate value by bolstering its business base and improving profitability. Nippon Mining Holdings supports the management strategy of each company.

Toho Titanium Co., Ltd. (titanium business; listed on the first section of the Tokyo Stock Exchange) is an integrated titanium manufacturer with an extensive product line-up, including titanium metals, catalysts and electronic materials. From January 31 to February 28, 2008, Nippon Mining Holdings made a tender offer for the shares of Toho Titanium with the principal aim of acquiring the shares of Toho Titanium held by Mitsui & Co., Ltd. Following the tender offer, as of March 31, 2008 the Group held 42.7% of the voting rights of Toho Titanium. A majority of the directors of Toho Titanium appointed at that company's annual general meeting of shareholders in June 2008 are from Nippon Mining Holdings Group. As a result, Toho Titanium became a consolidated subsidiary of Nippon Mining Holdings from the fiscal year ending March 31, 2009.

In January 2007, a three company joint venture agreement between Nippon Mining Holdings, Inc., Toho Titanium Co., Ltd. and Chisso Corporation established Japan Solar Silicon Co., Ltd., which has progressed research into the commercialization of technology for the production of polysilicon for photovoltaic power generation by a zinc-reduction method. Based on the results of Japan Solar Silicon's research, in May 2008 the three companies, upon the creation of an new joint venture company, agreed to invest a total of ¥24 billion to construct a facility for mass production of polycrystalline silicon within the Kashima industrial complex in Ibaraki Prefecture.

Tatsuta Electric Wire & Cable Co., Ltd. (wire and cable business; listed on the first section of the Tokyo Stock Exchange and first section of the Osaka Securities Exchange) is an integrated electric wire manufacturer that is also active in the optical and electronic components markets.

Maruwn Corporation (land transportation business; listed on the first section of the Tokyo Stock Exchange) is a comprehensive logistics company that focuses on providing safe logistics and transportation operations while striving to enhance its transportation services.

In April 2008, the Group transferred 60% of the issued and outstanding shares of Central Computer Services Co., Ltd. (information service business) to NTT Data Corporation. The purpose of this transaction is to utilize the advanced project management know-how of NTT Data to help strengthen the Group's competitiveness through the strategic use of IT. Simultaneously, Nippon Mining IT Co., Ltd. was established to handle the Company Group's IT-related standards and management functions.

The common administrative tasks of the Company Group, such as financing, administrative services, environmental management, research and consulting, and materials procurement, are efficiently conducted by a range of functional support companies, such as Nippon Mining Finance Co., Ltd.

Research and Development Activities


R&D expenditures
(Millions of yen)
15,000
10,000
5,000
11,759
04
05
06
07
08
Years ended March 31

The Nippon Mining Holdings Group deals with natural resources, materials and energy. Reflecting this, the Company Group's vision for its technology and development is to contribute to the sustainability of the earth's resources, energy and materials and to the sustainable growth of the Company Group through increased competitiveness. Each company in the Company Group is striving to strengthen its technological and development capabilities to achieve this vision.

In order for the Company Group to continue to grow in an environment characterized by increasingly fierce competition and to develop innovative technology, we must strengthen and enhance technology of each company in the Company Group and development foundations. In addition to aggressively pushing forward the technological development capabilities of individual companies, we must also actively maintain a Groupwide foundation for technological R&D.

Moreover, we must not only pursue developments in the fields where we are already active but also strengthen our technological and business development capabilities to open up areas that will enable us to achieve sustainable growth and development in the future. This includes fields with close links to and offering substantial synergies with our current operations, such as distributed energy, environmental conservation and recycling, and automotive related.

Petroleum Business


JOMO



The Japan Energy Group's major areas of business are energy and the environment, and the Company Group is conducting R&D and developing new business opportunities in the fields of petroleum refining technology and petroleum and petrochemical products.

In the area of petroleum refining technology, the Company Group is carrying out R&D to rationalize and increase efficiency and innovation in the refining process, innovate in-facility maintenance and monitoring technologies and heighten efficiency in production processes for petrochemical base materials and lubricants.

In the area of product development, the Company Group is conducting R&D for quality design and production technology for fuels with a low impact on the environment. This includes research into ethyl tertiary-butyl ether as a bioethanol gasoline additive. Elsewhere, the Mizushima Refinery is testing technology to reprocess cracked oil from waste plastic.

The Company Group is also creating new business opportunities through its R&D into clean energy, such as fuel cells and hydrogen energy, and into environment-related technologies. It is participating in the Japanese government-sponsored testing of stationary fuel cells toward the commercialization of home-use fuel cell systems modified for use with liquified petroleum gas (LPG). It is also pushing forward with R&D for the development and commercialization of fuel cell technology. Furthermore, from July 2007, at Funabashi City in Chiba Prefecture, it began management of a portable hydrogen station for fuel cell vehicles.

For fuel cell systems modified for use with kerosene, the Company Group is developing a new method of desulfurizing kerosene through a low-temperature system, a reforming catalyst and a high-efficiency reformer to manufacture hydrogen from kerosene. Moreover, it is developing technology to store, transport and supply hydrogen using organic hydride and membrane separation technology for hydrogen enrichment and is conducting research into methods of utilizing a dispersant for oil spills and a biosurfactant-based technology with oil-cleansing properties for cleaning oil-contaminated soil. This technology uses a surface active agent derived from microorganisms and is therefore highly biodegradable and environmentally friendly.

The Company Group is working to increase revenues in its development businesses that are now entering their growth phase, such as cell culture related products.

Metals Business

The Nippon Mining & Metals Group is realizing its corporate philosophy—"Innovation in the productivity of resources and materials"—through our broad range of technical development activities encompassing mining to electronic materials, in order to contribute to the efficient utilizaton of natural resources, and help lower the environmental burden, including the prevention of global warning.

In our resource development and copper smelting and refining businesses, the Company Group are progressing research toward the practical application of our hydrometallurgical refining process, based on our original method, the Nikko Chloride Process. Further, BioSigma S.A., a joint venture company established with the Chilean national copper company, Codelco, is continuing its research into biomining using microorganisms. It is coordinating its R&D with Technology Development Group of Nippon Mining & Metals on practical application of biotechnology to mining. In addition, they are collaborating on developing bioleaching technology for heap and dump leaching of low-grade primary sulphide copper ores.





In January 2008, BioSigma S.A. signed an agreement for joint research with the Institute for Advanced Biosciences at Keio University to strengthen and expand the scope of its biotechnology R&D, for early practical use of the technology.

In our environment and recycling services business, the Company Group is conducting R&D into various areas, including the recovery of valuable resources from recycled materials, such as waste office appliances, and the recovery of valuable metals other than copper and platinum metals from the copper smelting and refining process.

Founded on our purification and metal structure and orientation control technologies, our electronic materials business is pushing forward with developments for highly functional surface treatment agents for use in top-end applications, rolled copper alloy foil which is used as wiring materials on printed wiring boards, and electro-deposited copper foil applied on fine pitch printed circuit boards.

The Company Group is working to develop products and technologies indispensable to the next-generation electronic devices. Our R&D activities include developments of various sputtering targets for the next-generation semiconductors and for perpendicular magnetic recording media realizing high recording density. Also, our expertise on single crystal technology helps us develop compound semiconductor materials.

Furthermore, using microstructure control technology, rolling process technology that we have uniquely developed and evaluation technologies tailored to each customer needs, the Company Group is continuing to develop highly functional copper alloys with high mechanical strength, excellent bend-formability and high electrical conductivity.

Corporate Section

42 Directors, Auditors and Senior Officers
43 Corporate Governance and Internal Controls
47 Environmental Preservation and Social Contribution
50 Corporate Data / Organization Charts

Directors, Auditors and Senior Officers

(As of June 26, 2008)

Directors



Yasuyuki Shimizu
Chairman and Representative Director



Mitsunori Takahagi
President and Representative Director
Chief Executive Officer



Kazuo Oki
Senior Managing Director
In charge of technology and development,
Technology & Development Group



Fumio Ito
Managing Director
In charge of audit, Auditing Group
In charge of legal affairs, General Administration Group
In charge of Internal Control Promotion Department



Kiyonobu Sugiuchi
Managing Director
In charge of finance, Finance Group
In charge of management and IR, Planning & Management Group
In charge of Internal Control Promotion Department



Nobuyuki Yamaki
Director
In charge of general affairs, General Administration Group
Secretary-General
Nippon Mining Management College



Isao Matsushita
Director
(President and Representative Director, Japan Energy Corporation)



Masanori Okada
Director
(President and Representative Director, Nippon Mining & Metals Co., Ltd.)



Etsuhiko Shoyama
Outside Director



Juichi Takamura
Outside Director

Corporate Auditors



Koichi Seno
Full-time Corporate Auditor



Isao Yamanashi
Full-time Corporate Auditor



Hiroyasu Watanabe
Outside Corporate Auditor



Toshinori Kanemoto
Outside Corporate Auditor



Mitsudo Urano
Outside Corporate Auditor

Senior Officers



Tomoyuki Urabe
Senior Officer
In charge of Planning, Affiliated Companies and IT,
Planning & Management Group



Norio Tanaka
Senior Officer
In charge of legal affairs, General Administration Group
In charge of Internal Control Promotion Department (Corporate Officer, Japan Energy Corporation)



Takashi Setogawa
Senior Officer
In charge of IR,
Planning & Management Group

1. BASIC POLICY

To enhance enterprise value based on efficient management throughout the Nippon Mining Holdings Group, and ensure the optimal allocation of management resources, Company Group management is structured around basic management agreements between Nippon Mining Holdings (the Company), as a pure holding company, and its core operating companies while the Company Group respects the operating autonomy of each Group company. The Company's basic policy with regard to corporate governance is to maintain effective control over Group operations and ensure management transparency essentially by keeping operations separate from Group management through the holding-company system.

In line with this basic policy, the Company ensures due respect for all its stakeholders—shareholders, employees, business partners and local communities—by managing its affairs with propriety and efficiency through enhanced management structures and internal control systems. By ensuring harmonious relationships with stakeholders, the Company Group continues to increase corporate value and ensure sound corporate management.

2. CORPORATE GOVERNANCE SYSTEM AND ACTIVITIES

(1) Organizational structure of the Company and method of executing business operations

The Company Group's corporate governance system is as shown in the chart on page 44 of this report. The Company has adopted a holding-company structure. All important management decisions on behalf of Group companies within the Company Group are made by units such as the Board of Directors and the Executive Committee to maximize the benefits for the Company Group as a whole. The Board of Directors and the Executive Committee met 18 and 26 times, respectively, during the fiscal year ended March 31, 2008. The Chairman of the Company chairs the Board of Directors.

A majority of directors are full-time directors of the Company as a rule and manage and supervise Group operations, independent of each business operation. At the same time, some of the Company's corporate auditors also serve as corporate auditors of core business companies to secure the effectiveness of auditing in the Company Group as a whole. Each president responsible for operations of each core business company reports to the Board of Directors and the Executive Committee on corporate governance performance in each core business.

At the 6th annual general meeting of shareholders held on June 26, 2008, the number of outside directors appointed was increased from one to two. This change aims to strengthen the supervision of performance of duties by directors, and encourage greater transparency and objectivity in the decision-making of the Board of Directors. Like other directors, these outside directors attend meetings of the Board of Directors whenever possible, and are tasked with monitoring executive decision-making and performance of duties by directors.

We have not appointed full-time support staff for the outside directors, but instead support the outside directors by immediately reporting findings, when necessary, to them through the Secretariat, General Administration & Public Relations Group. Since outside director is not a full-time post, the outside directors may not be able to spare the time necessary for gathering information. In light of this, information regarding mettings of the Board of Directors is distributed to the outside directors in advance, and prior briefings are organized for the outside directors when they deem such a measure necessary.

(2) Audit system

There are two full-time corporate auditors. To further reinforce the audit system, at the 6th annual general meeting of shareholders held on June 26, 2008, a change was made to the Company's Articles of Incorporation enabling the maximum number of corporate auditors appointed to be increased from four to five. Furthermore, the number of outside corporate auditors appointed was increased from two to three. The corporate auditors make up the Board of Auditors and monitor the conduct of operations by directors through steps such as attending meetings of the Board of Directors. The corporate auditors also work in close cooperation with the Independent Auditors (audit firm), the Company's Audit Division (internal auditing unit) and corporate auditors at subsidiaries. They use the audits conducted by the Independent Auditors to enable them to conduct their own audits efficiently. Specifically, the corporate auditors and Independent Auditors hold meetings to exchange information as required. In addition, liaison meetings are convened regularly with the Audit Division, conventionally three times a year, in which reports are presented on the audit system, audit plans, and progress and results of audits, and the views of the various parties are exchanged. The corporate auditors and the Audit Division also receive information from the Independent Auditors at these meetings in which opinions are exchanged regarding the results of audits.

As outside corporate auditors perform the same auditing activities as the other corporate auditors based on the division of operations outlined in the Audit Plan, the same level of support is provided to both groups of corporate auditors.

Outside corporate auditors are part-time and so are unable to spend a large amount of time on auditing and information gathering. Therefore, the results of each individual audit are reported and discussed during the regular liaison meetings aimed at pooling auditing information and expertise. Both full-time and part-time outside corporate auditors attend nearly all meetings of the Board of Directors in the fiscal year ended March 31,2008.

The Company's internal audit unit is its Audit Division, which is staffed principally by full-time personnel. Based on the Audit Plan, the Audit Division conducts a program of audits each year covering the main Group companies and their business premises. The results are then reported to the representative directors and feedback on all items highlighted is provided to senior management of concerned sections and companies.

This corporate governance system including outside directors and outside corporate auditors ensures the Company and Group companies possess adequate monitoring capabilities.

(3) Compensation for directors and corporate auditors

The Company's compensation for directors comprises three elements—fixed-amount compensation, bonuses based on



Group Management
Nippon Mining Holdings
General Meeting of Shareholders
Independent Auditors (Audit firm)
Auditing
Board of Directors
Majority of directors; full-time
Two outside directors
Auditing
Corporate Auditors/
Board of Auditors
(Three of five auditors; outside)
Corporate Audit Office
Supervision
Chairman of the Board of Directors
Executive Committee
President and
Representative Director
Chief Executive Officer
Strategic Council
IR Council
Council of Human Resources
Development
IT Council
Compliance Committee
CSR Committee
Audit Division (Internal auditing)
Corporate staff
Internal Control Promotion Office
Management
(Basic Group management agreements)
Group Management Council
Group Internal Control Committee
Group Compliance Meeting
Business operations:
Core business companies
Japan Energy
President and
Representative Director
Executive Committee
Auditing
Corporate Auditors
Independent Auditors
(Audit firm)
Nippon Mining & Metals
President and
Representative Director
Executive Committee
Auditing
Corporate Auditors
Independent Auditors
(Audit firm)

business results and stock-option-based compensation. The maximum amount available for compensation is determined by a resolution of the general meeting of shareholders. The fixed-amount compensation is determined after taking into account the performance and ability of each director in comparison with benchmarks, and is subject to fair consideration and deliberation by the Board of Directors. Separate from the fixed-amount compensation, the Company has adopted a system of business results-based bonuses linked to results each fiscal year. Directors' retirement benefits have been abolished and a part of corresponding amount is now granted in the form of share warrants as stock-option-based compensation.

In this way, the Company's fundamental policy is to make directors'compensation more responsive to—and reflective of—such factors as its share price and business results than was previously the case.

Director and Corporate Auditor Compensation

Fiscal year ended March 31, 2008

Directors	9 persons	¥ 419 million
Corporate Auditors	4 persons	¥ 86 million
Total		¥ 505 million

(4) Independent Auditors

At the 5th annual general meeting of shareholders, Ernst & Young ShinNihon (Ernst & Young ShinNihon LLC from July 1, 2008) was appointed as the Independent Auditors. No significant conflict of interest exists between the Company and the Independent Auditors and their executive-level employees working on our audit operations. The Independent Auditors has also voluntarily taken steps to ensure executive-level employees are not involved in the audit operations of the Company for over a given period.

The Company and the Independent Auditors have entered into an audit agreement pursuant to the audit requirements stipulated in the Corporation Law of Japan and the Financial Instruments and Exchange Law of Japan. Fees are paid by the Company to the Independent Auditors in accordance with this audit agreement.

Audit Fees

Fiscal year ended March 31, 2008

Fees relating to audit certification	¥ 227 million
Fees other than those included above	¥ 41million
Other fees*	¥ 14 million
Total	¥ 282 million

* Until June 2007, MISUZU Audit Corporation was appointed as a Temporary Independent Auditor. The amount indicated was paid by the Company and one consolidated subsidiary to MISUZU Audit Corporation in the fiscal year ending March 31, 2008, in accordance with agreements.

3. ACCOUNTABILITY

The Company makes every effort to ensure prompt, appropriate disclosure to its shareholders and investors, and maintain a high level of management transparency. In addition to compliance with legal requirements, we proactively provide information regarding management policy and business operations to enhance understanding of the Company Group's business activities. Senior management take the initiative in fulfilling their duty to be accountable to shareholders and investors through briefings to explain the details of medium-term management plans and business results announcements, and use these opportunities to speak directly to shareholders and investors. The Company also aims to communicate its activities through its website in a fair and easily understood manner.

For individual investors, we held meetings in February 2008 in Tokyo, Osaka and Nagoya, and staged a round-table session for shareholders in which the president outlined the Company Group's business situation. We hold quarterly results briefings for analysts and institutional investors, as well as briefings on the medium-term management plan. For overseas investors, we organize road shows and briefings by the president and other officers on the medium-term management plan, including reporting on the progress of these plans.

Our website carries details of business policy (president's briefing on the medium-term management plan, etc.), information on our financial position and business performance, press releases, various investor relations materials (financial results bulletins, results briefing materials, regulatory securities filings, shareholders' newsletters, annual reports, etc.), and stock information (convocation notice of the general meeting of shareholders, articles of incorporation and stock transaction regulations, etc.). Other disclosure methods include the release on our website of written and video materials from roundtable sessions for shareholders and briefings for analysts and institutional investors.

Furthermore, we are promoting measures to share information with Company Group employees through such forums as Management Council meetings and internal newsletters.

Such activities have been recognized by external organizations. For example, the Company received the 13th Disclosure Award from the Tokyo Stock Exchange, Inc., (TSE) for fiscal 2007. This award recognizes listed companies that TSE judges to have highly transparent disclosure. The Company was praised in receiving this award for not only providing detailed information but also for its courteous approach to disclosure activities and its considerable efforts to increase the convenience for information users. We intend to maintain our high level of management transparency in the future and will strive to provide fair disclosure.

4. BASIC PHILOSOPHY AND APPROACH REGARDING THE INTERNAL CONTROL SYSTEM

(1) Basic approach

Under the supervision by the Internal Control Promotion Office, the Company reinforces and promotes its internal control system and internal control-related measures. The Group Internal Control Committee discusses and deliberates on policies in such areas as planning, documentation and evaluation of internal control on a Company Group-wide basis.

(2) Progress

● Basic approach to building an internal control system

With regard to the development of its internal control system, the Company formulated an overall system to ensure that Company operations are carried out correctly in accordance with Article 362, Paragraph 4-6 of the Corporation Law and Article 100 of the Corporation Law Enforcement Regulations at a meeting of the Board of Directors held on May 10, 2006. This system is subject to ongoing reviews and any necessary amendments to ensure that Company operations remain in accordance with the enactment, revision or abolition of relevant laws and regulations and reflect changes in social conditions.

● Compliance

In May 2006, we formulated the Group Compliance Basic Regulations, and set up a whistleblower system at the Company, having previously taken this measure at each of the core operating companies. As part of efforts to further expand and strengthen our compliance commitment, we also set up in October 2006 the Nippon Mining Holdings Group Compliance Committee, which holds compliance meetings jointly with major Group companies, including core operating companies.

● Risk Management

Under the holding company system, each Group company implements risk management measures tailored to the characteristics of its own business activities. Overall responsibility for risk management rests with the Company, as part of its Group management activities.

5. OTHER MATTERS

(1) Defensive measures against takeover attempts

Under the holding company system, the Company Group has designated the Petroleum business operated by Japan Energy Corporation and the Metals business operated by Nippon Mining & Metals Co., Ltd., as the two core businesses of the Company Group. We aim to build enterprise value through efficient Group management and optimal deployment of resources, which will enable us to consolidate our position in each of our business areas, in terms of competitiveness and earnings potential. In view of this, we are not opposed in principle to the idea of takeover by another company through stock purchase, if this creates new value and serves the interests of our shareholders.

However, any party attempting a buyout that, in its aims or methods, erodes enterprise value or significantly conflicts with the common interests of all shareholders, would not be an appropriate agent in which to vest decision-making powers affecting our finances and business policies. Based on such recognition, the Company will carefully monitor the situation pertaining to the makeup of its capital, including any changes in major shareholders. We are also taking steps to prepare for any possible crisis by establishing the necessary internal systems to deal with such situations. In the case that a takeover attempt was launched by a party deemed inappropriate, we would undertake such measures as we deem appropriate within the scope permitted by the laws of Japan and our Articles of Incorporation.

(2) Other corporate governance related matters

To maintain effective control over Group operations and ensure management transparency by keeping operations separate from Group management, the Company has implemented the following measures in addition to those outlined above. The Nippon Mining Holdings Group Management Council is held in April and October every year where the Company makes an effort to build a shared commitment within the Company Group to fully accomplishing the Company Group's medium-term management plan. The Company has also approved budgets and business plans for core business companies' business activities, and is monitoring their progress.

Based on wide-ranging liberalization measures covering the organizational configuration of companies under the Corporation Law of Japan enacted in May 2006, the boards of directors, boards of auditors and executive committees of each core business company were abolished by resolutions of the annual general shareholders' meetings of each of these companies, which were held in June 2006, and renewed executive committees were set up in their place. This measure aims to speed up decision-making and simplify executive hierarchies, as part of our efforts to further streamline the operation of our businesses.

Nippon Mining Holdings Group

Our Five Promises to the Earth

Identity — We will use the earth's precious resources effectively as part of our responsibilities to global society.

Innovation — We will promote the development of low-impact technologies and contribute to the achievement of an environmentally sustainable society.

Integrity — We will function as a member of international society and continue to act in the spirit of global environmental protection.

Collaboration — We will proactively carry out global environmental initiatives and harmoniously coexist with nature.

Contribution — We will work in harmony with local communities as a responsible global citizen to contribute to social and economic development and help create a better future.

Nippon Mining Holdings | Japan Energy

Nippon Mining Holdings Group CSR Committee

Strengthening Groupwide CSR promotion systems

In April 2008, we established the Nippon Mining Holdings Group CSR Committee to provide consultation and offer opinions to the president on important CSR matters. The Committee's role includes formulating CSR polices for the entire Company Group, clarifying and reviewing the progress of CSR at each Group company and deliberating on the Company Group's most important CSR issues. The committee is working to strengthen our Groupwide CSR efforts, and has already established systems to promote CSR in each of the core companies, Japan Energy and Nippon Mining & Metals. These systems are headed by the respective presidents of each company. The CSR Committee held its first meeting in May 2008 to discuss which direction our future CSR initiatives should take.

Nippon Mining Holdings | Japan Energy

Nippon Mining Museum

Recognized as a modern industrial heritage site by the Ministry of Economy, Trade and Industry



The Nippon Mining Museum was built on the site of the Hitachi Mine, the birthplace of the Nippon Mining Holdings Group. By displaying historic materials spanning back more than 100 years, the museum helps visitors understand the activities and values of the Company Group in the present day. The Hitachi Mine was also the starting point for the development of Hitachi City as an industrial center and the birthplace of modern mining and manufacturing in Ibaraki Prefecture. Reflecting this, the museum showcases both the industrial and local history of the area.

Furthermore, the museum creates displays to communicate to visitors our philosophy of working and prospering in harmony with local communities and the environment, symbolized by juxtaposed images of the big stack and tree-planting volunteers.

The museum is widely used as a location and a topic for lessons by Hitachi City elementary and junior high schools. Reflecting its historical and cultural importance, in November 2007 the Ministry of Economy, Trade and Industry recognized the museum as a modern industrial heritage site.

Visitors to Nippon Mining Museum


(People)
25,000
20,000
15,000
10,000
5,000
22,176
00
01
02
03
04
05
06
07

Nippon Mining Holdings | Japan Energy | **Nippon Mining & Metals**

Contributing to Local Communities

An active member of local communities in Hitachi City, Saganoseki District and Kurami District



An example of Nippon Mining & Metal's contribution to society is helping Hitachi City remain one of the best places in Japan to view "sakura" cherry blossoms. The Japan Cherry Blossom Association has selected Hitachi City as one of the country's top 100 sakura viewing spots. The cherry blossoms, a current big tourism resource in Hitachi City, are the result of efforts to plant in cooperation between employees of the Hitachi Mine and citizens of Hitachi City around one century ago. Hitachi City is now taking an initiative to maintain or replant cherry trees to keep the aging trees alive in the future. Nippon Mining & Metals has agrees to cooperate in the activity and decided to meke a contribution to the city.

In addition, Nippon Mining & Metals, and a Group company Pan Pacific Copper, donated to the Saganoseki Machi-dukuri-Kyogi-kai, a non-profit organization (NPO). This NPO was established to promote welfare services in the Saganoseki District; revitalize the district's commerce, tourism, academia, culture, arts and sports; and help preserve the area's beautiful scenery.

To help prepare for an emergency in the Kurami District, such as a large earthquake, Nippon Mining & Metals donated to a fund that supports disaster management in the Kurami District. A fund was established to maintain and strengthen local government's disaster management systems.

Nippon Mining & Metals is making positive contributions to local communities, particularly in the areas where it is conducting business.

Nippon Mining Holdings | **Japan Energy**

JOMO Sunflowers / JOMO Basketball Clinics

Former Japanese national team members and Olympians provide guidance to children at JOMO's nationwide basketball clinics



In the 2007 season, the JOMO Sunflowers, one of Japan's top women's basketball teams, finished runner-up in both the 74th All Japan Basketball Tournament (Empress Cup) and the 9th Women's Basketball League Tournament. Thanks to everybody who supported them.

Japan Energy enhanced its basketball clinics in the fiscal year ended March 31, 2006 to help children learn basic basketball skills. It created a team primarily comprised of former Japanese national team and Olympic basketball players and the clinics are held across Japan to deepen communication and friendship with children, who are the bearers of the future, through basketball and to promote sports.

(Fiscal years ended March 31)	2005	2006	2007
Clinics held (Times)	69	57	54
Total participants (People)	2,905	2,161	1,987

Nippon Mining Holdings | **Japan Energy**

JOMO Children's Story Award / "The Bouquet of Children's Stories"

Commendation from the Minister of Health, Labour and Social Welfare



Each year JOMO holds a children's story competition with the theme "heart-to-heart contact," and the best entries are published in its book, "The Bouquet of Children's Stories." The book are donated via the Tokyo Zen-i bank and other institutions to child welfare facilities throughout the country, and also to various child welfare organizations, such as those providing support for single mothers.

The book is sold through our sales networks, the Nationwide JOMO Association and the Nationwide LP Gas JOMO Association, both Japan-wide associations of JOMO affiliated stores. The net sales from the book are donated to the JOMO Children's Story Fund, jointly established by Japan Energy and the two associations. In conjunction with the Japan National Council of Social Welfare, proceeds from the fund are used to romote the welfare of children supported in childwelfare facilities, single mother support facilities, and foster family across the country.

JOMO Scholarship Grants, which provide financial support for these children when they enter university or other school.

The JOMO Children's Story Award has made possible a range of activities that have significantly contributed to children's welfare over many years. Reflecting this, in 2007, Japan Energy received a commendation from The Minister of Health, Labor and Welfare Social Welfare for its contributions to child welfare.

(Fiscal years ended March 31)	2002 (33rd)	2003 (34th)	2004 (35th)	2005 (36th)	2006 (37th)	2007 (38th)
Total entries:	9,531	9,357	9,825	10,202	8,871	9,004

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

Forest Conservation

Japan Energy employees are participating and cooperating in forest conservation

Since 2005, Japan Energy has agreed to become a "Foster Parent for the Forest" by completing forest management contracts with Hara Village in Nagano Prefecture and an NPO at Takahashi City in Okayama Prefecture. In addition to providing funds for forest management, the Company's executives and employees, together with their families, volunteer with local people to carry out essential forest maintenance.

Japan Energy uses the so-called "3.9 Paper" (in Japanese, 3.9 is pronounced "san kyu," which sounds like "thank you") for the paper for its "The Bouquet of Children's Stories" book and its CSR report. This 3.9 paper is produced from thinning-timber, that helps preserve the forest. One hundred tons of thinning-timber from Hara villege, partner of "Foster Parent for the Forest" contracts, are used as raw material for paper, and the revenues are then used for forest management projects. Also, Nippon Mining & Metals is looking into a forestation project at the site of the Oe Mine in Yoichi-gun, Hokkaido.

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

NPO 2050 Activities

Contributing to improving the status and quality of life of women in developing countries

NPO 2050 is an organization concerned with global issues such as population growth, poverty, environment destruction and HIV / AIDS. It believes the key to solving these problems is to improve the status and quality of life of women in developing nations.

The organization is currently implementing different programs in several Asian countries, such as a scholarship program to enable girls from poor homes to go to school, and an agricultural guidance and empowerment program for poor, rural women that provides opportunities for them to earn income from their own efforts.

Nippon Mining & Metals supports the organization's educational activities for girls from poor families.



Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

United Nations Global Compact and ICMM

Participating in international activities for the environment and sustainability

Japan Energy is a participant in the United Nations Global Compact, a framework for businesses that are commited to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labor, the environment and anti-corruption. Japan Energy implements these principles in accordance with its fundamental corporate philosophy and as part of its CSR activities.

Nippon Mining & Metals is a member of the International Council on Mining and Metals (ICMM), a global organization engaged in initiatives to enable the sustainable development of the nonferrous metal industry. Also, based on its contract with the independent government body, Japan International Cooperation Agency (JICA), Nippon Mining & Metals sends its engineers to developing countries to help address local environmental problems, such as those caused by inactive mines.

Nippon Mining Holdings | Japan Energy | Nippon Mining & Metals

Publication of Social and Environmental Reports

Working to maintain active dialogues with all stakeholders

The Nippon Mining Holdings Group carries out many different social and environmental activities other than those described above. Nippon Mining Holdings publishes the Nippon Mining Holdings Group's Social and Environmental Report to explain the Company Group's most fundamental philosophies and initiatives with regard to society and the environment. In addition, both Japan Energy and Nippon Mining & Metals publish reports that describe each of the measures they implement to reduce the impact of their businesses on the environment and to promote and maintain good relations with local communities. Through these publications, Nippon Mining Holdings Group are promoting active dialogue with all stakeholders.



Nippon Mining Holdings / Corporate Profile

(As of April 1, 2008)

Corporate Name	Nippon Mining Holdings, Inc.
Representative	Mitsunori Takahagi
Number of Employees	10,316 (consolidated, as of March 31, 2008)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-0001
Founded	September 27, 2002
Capital	¥73.9 billion
Date for the Settlement of Accounts	March 31

Japan Energy /Corporate Profile

(As of April 1, 2008)

JOMO

Corporate Name	Japan Energy Corporation
Representative	Isao Matsushita, President and Representative Director
Number of Employees	4,196 (Japan Energy Group, as of March 31, 2008)
Capital	¥48.0 billion (100% subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-8407
Principal Business	Petroleum exploration and development, petroleum refining and marketing, petrochemicals

Organization of Japan Energy


President and Representative Director
Executive Committee
Corporate Principles Committee
Strategic Planning Committee
Monthly Performance Review Committee
Branding Strategy Committee
Statutory Auditors
Auditors Affairs Office
Auditors Committee
Corporate Social Responsibility Dept.
Environment & Safety Dept.
Business Development Dept.
Bio Research Center
Corporate Planning Dept.
Beijing Office
Finance & Control Dept.
Information Systems Dept.
Auditing Dept.
General Administration & Human Resources Dept.
Toda Administration Office
Credit Dept.
Legal Dept.
Exploration & Production Dept.
Supply Coordination Dept.
Logistics Dept.
Distribution Center
Crude Oil & Products Acquisition Dept.
Petroleum Refining Dept.
Petroleum Refining Research & Technology Center
Funakawa Works
Petroleum Refining Engineering Center
Mizushima Oil Refinery
Chita Oil Refinery
Cutomer Satisfaction Promotion Dept.
JOMO Net Promotion Office
Marketing Planning Dept.
Commercial Sales Dept.
Service Station Development Dept.
Retail Marketing Support Dept.
LP Gas Dept.
Kawasaki LP Gas Terminal
Industrial Fuel Dept.
International Marketing Dept.
Lubricants Dept.
Lubricants Order Center
Lubricants Research & Development Center
Sodegaura Lubricants Plant
Hokkaido Branch Office
Tohoku Branch Office
Kitakanto Branch Office
Tokyo Branch Office
Minamikanto Branch Office
Chubu Branch Office
Kinki Branch Office
Chushikoku Branch Office
Kyushu Branch Office
Mizushima Oil Refinery
Petrochemicals Dept.

Organization of Nippon Mining Holdings


Board of Directors
Chairman of the Board of Directors
Board of Auditors
Corporate Auditors
Corporate Audit Office
President and Representative Director
Executive Committee
(Advisory Bodies)
Strategic Council
IR Council
Council of Human Resources Development
IT Council
Compliance Committee
CSR Committee
Finance Group
Corporate Planning & Control Group
Technology & Development Group
Auditing Group
Audit Division
General Administration & Public Relations Group
Nippon Mining Management College
Administration Office
Internal Control Promotion Department

Nippon Mining & Metals / Corporate Profile

(As of April 1, 2008)

NIPPON MINING & METALS

Corporate Name	Nippon Mining & Metals Co., Ltd.
Representative	Masanori Okada, President and Representative Director
Number of Employees	4,851 (Nippon Mining & Metals Group, as of March 31, 2008)
Capital	¥24.5 billion (100% subsidiary of Nippon Mining Holdings)
Head Office	2-10-1, Toranomon, Minato-ku, Tokyo, Japan 105-0001
Principal Business	Resources development, copper smelting and refining, electronic materials, metal manufacturing, recycling and environmental services


Organization of Nippon Mining & Metals
President and Representative Director
Executive Committee
CSR Committee
Technology Development Committee
Statutory Auditors
Auditors Affairs Office
Auditors Committee
Planning & Coordination Dept.
Shanghai Office
Administration Dept.
Secretariat
CSR Office
Environment & Safety Dept.
Internal Auditing Office
Technological Development Group
Planning & Coodination Dept.
Technology Development Center
Kurami Branch
Shirogane Branch
Isohara Branch
Toda Branch
Metals Group
Planning & Coordination Dept.
Copper Division
Planning & Coordination Dept.
Resources Development Dept.
Chile Office
Australia Office
Saganoseki Smelter & Refinery
Metals Recycling & Eco Business Division
Planning & Coordination Dept.
Marketing Dept.
Technology Dept.
HMC Works
Electronic Materials
Planning & Coordination Dept.
Technology Dept.
Copper Foil Division
Electro-Deposited Copper Foil Dept.
Treated Rolled Copper Foil Dept.
MAQINAS Dept.
Shirogane Works
Thin Film Materials Divison
Semiconductor Dept.
Compound Semiconductor Dept.
FPD Dept.
Surface Treatment Dept.
Isohara Works
Toda Works
Metal Manufacturing Division
Precision Rolled Products Dept.
Precision Fabricated Products Dept.
Kurami Works
Hitachi Area Coordination Center

Financial Section

53 Financial Summary
54 Management's Discussion and Analysis
58 Business and Other Risks
62 Consolidated Balance Sheets
64 Consolidated Statements of Income
65 Consolidated Statements of Changes in Net Assets
66 Consolidated Statements of Cash Flows
67 Notes to Consolidated Financial Statements

	Millions of yen				Millions of yen	Thousands of U.S. dollars*1
	Fiscal year ended March 31, 2004	Fiscal year ended March 31, 2005	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2007	Fiscal year ended March 31, 2008	
Operating results						
Net sales	¥2,214,589	¥2,502,538	¥3,026,262	¥3,802,447	¥4,339,472	$43,312,426
Operating income	50,397	125,608	144,448	132,258	103,186	1,029,903
Equity in income of non-consolidated subsidiaries and affiliates	10,976	31,278	50,983	94,895	91,927	917,527
Income before special items	53,737	148,055	188,722	224,236	192,026	1,916,618
Net income	14,854	50,577	96,905	106,430	99,299	991,107
Financial condition at end of fiscal year						
Total assets	¥1,572,529	¥1,580,144	¥1,859,583	¥2,056,407	¥2,251,208	$22,469,388
Shareholders' equity*2	233,742	353,437	467,479	622,476	681,411	6,801,188
Interest-bearing debt	754,027	643,790	684,736	689,437	795,900	7,943,907
Shareholders' equity ratio (%)	14.9	22.4	25.1	30.3	30.3	
D/E ratio (debt to equity ratio) (Times)	3.23	1.82	1.46	1.11	1.17	
Cash flows						
Cash flows from operating activities	¥ 106,182	¥ 45,360	¥ 24,258	¥ 41,200	¥ 56,830	$ 567,222
Cash flows from investing activities	4,530	(15,170)	(37,594)	(97,576)	(114,391)	(1,141,741)
Cash flows from financing activities	(115,794)	(38,734)	11,962	37,401	74,418	742,769
Capital expenditures	31,607	47,287	57,669	148,619	103,654	1,034,574
Depreciation and amortization	45,862	47,726	44,871	51,595	62,863	627,438

	Yen				Yen	U.S. dollars*1
Per share data						
Shareholders' equity per share*3	¥344.01	¥416.98	¥551.36	¥671.56	¥735.22	$7.34
Net income per share*4	21.71	63.84	113.87	117.98	107.14	1.07
Diluted net income per share	—	—	113.84	117.91	107.06	1.07
Cash dividends per share (non-consolidated)	6	10	15	16	16	0.16
Number of shares outstanding at fiscal year-end	679,123,537	847,132,246	847,047,065	926,909,298	926,812,871	
Average number of shares outstanding during fiscal year	678,928,690	789,164,998	847,046,824	902,127,788	926,832,217	

*1. Amounts stated in U.S. dollars have been converted at 100.19 yen per US1.00 dollar, the rate prevailing at the end of March 31, 2008.
*2. Shareholders' equity is the total of the shareholders' equity and the valuation and translation adjustment in net assets of the consolidated balance sheets.
*3. Shareholders' equity per share has been calculated on the basis of the number of shares outstanding at the fiscal year-end.
*4. Net income per share has been calculated on the basis of the average number of shares outstanding during the fiscal year.

1. Overview

■ General

In the fiscal year ended March 31, 2008, in general, the Japanese economy continued along a gradual recovery path, as capital expenditures increased and personal consumption picked up. However, impact from the subprime loan crisis in the United States, which emerged in the second half of 2007, began to cast a shadow over the profit outlook for some companies.

At the start of the fiscal year under review, in April 2007, the Japanese yen traded at approximately ¥118 per U.S. dollar, but weakened to over ¥123 to the U.S. dollar in June, partly owing to the widening interest-rate gap compared with other currencies. Subsequently, the impact from the subprime loan crisis saw the yen rapidly strengthen against the U.S. dollar, reaching the level of ¥97 per U.S. dollar for a short time in March 2008. The average exchange rate for the period under review was ¥114 per U.S. dollar, compared with ¥117 during the previous fiscal year.

In the crude oil market, as global oil demand steadily grew, geopolitical risks were heightened by such factors as Iran's nuclear development program and the continuing the conflict in Nigeria. The emerging credit crunch in financial markets also contributed to an influx of speculative funds into the crude oil futures markets. These conditions saw the price of Dubai crude rise from approximately $64 per barrel at the start of the period to over $100 per barrel for a time in March 2008. The average price of Dubai crude rose from approximately $61 per barrel in the previous fiscal year to approximately $77 per barrel in the fiscal period under review.

Meanwhile, the international price of copper was buoyed by strong demand growth in China and other parts of Asia, pushing the copper price on the London Metal Exchange (LME) from 314 cents per pound at the start of the period to as high as 377 cents per pound in October 2007. Subsequently, liquidation of long positions by speculative traders saw the price fall as low as 285 cents per pound for a brief time in December 2007, but in March 2008 the price recovered to reach an all-time record of 403 cents per pound. The average copper price for the period was approximately 344 cents per pound, compared with approximately 316 cents during the previous period.

In this operating environment, on a consolidated basis, the Company Group recorded net sales of ¥4,339.5 billion (US$43,312.4 million), an increase of 14.1% compared with the previous fiscal year. Income before special items declined 14.4%, to ¥192.0 billion (US$1,916.6 million), and net income decreased 6.7%, to ¥99.3 billion (US$991.1 million). Excluding the impact of inventory valuations, income before special items fell 35.2%, to ¥143.2 billion (US$1,428.9 million) compared with ¥220.9 billion in the previous fiscal year.

■ Petroleum (Japan Energy Group)

Domestic demand for petroleum products during the fiscal year under review was generally below the level of the previous fiscal year. Although demand for C heavy oil rose owing to increased consumption by the electric power sector as certain nuclear power plants were taken off line, fuel switching led to lower consumption of A heavy oil and gasoline demand also declined.

Despite falls in sales volumes of gasoline and kerosene, overall domestic sales volumes of fuel oils by the Company Group increased, mainly owing to a rise in the volume of C heavy oil. Petroleum product prices rose, driven by higher crude oil prices. Sales volumes of petrochemical products, including aroma products (aromatic type hydrocarbons) such as benzene and paraxylene, and liquefied petroleum gas (LPG) increased. Petrochemical product prices also rose. Sales volumes of lubricating oils declined while prices rose.


Net sales
(Billions of yen)
5,000
4,000
3,000
2,000
1,000
4,339.5
04
05
06
07
08
Years ended March 31


Income before special items
(Billions of yen)
(%)
250
200
150
100
50
10
8
6
4
2
192.0
04
05
06
07
08
Years ended March 31
Income before special items (left)
Ratio of income before special items to net sales (right)


Net income
(Billions of yen)
120
100
80
60
40
20
99.3
04
05
06
07
08
Years ended March 31

Based on these market conditions, net sales in the Petroleum business increased 15.9%, compared with the previous fiscal year to ¥3,193.9 billion, while income before special items decreased 17.2%, to ¥67.8 billion. Although the rise in crude oil prices pushed down the cost of sales owing to the impact on inventory valuations, income was negatively affected by energy costs increases and deteriorating margins for fuel oil and petrochemical products.

■ Metals (Nippon Mining & Metals Group)

Net sales in the Metals business increased 9.3% compared with the previous fiscal year, to ¥1,119.6 billion, and income before special items declined 15.4%, to ¥113.4 billion.

Resources and Metals

In the core copper business, international copper prices trended at high levels, leading to higher product prices compared with the previous fiscal year. Copper smelting and refining margins applied to copper concentrates purchased during the period under review deteriorated, reflecting a further tightening of supply and demand in the copper concentrate market.

Based on these market conditions, net sales of Resources and Metals grew 12.7% to ¥999.5 billion, and income before special items decreased 10.4% to ¥114.4 billion. Despite an improvement in profitability in the recycling and environmental services business, deteriorating copper smelting and refining margins conditions for copper concentrates and rising costs at overseas mining development projects led to a fall in income.

Electronic Materials

For such mainstay products as electro-deposited copper foil, treated rolled copper foil and thin-film forming materials (sputtering targets for semiconductors and flat panel displays (FPDs)), accompanying the completion of inventory adjustments in the first half of the fiscal year for major end-use products—including mobile phones, liquid crystal panels and other items—sales volumes generally increased. Among product prices, sputtering targets for FPDs experienced a price decline, reflecting the price of indium. The price of electro-deposited copper foil rose reflecting the sharp rise in copper prices. Prices for other products were generally flat.

As a result, net sales of Electronic Materials declined 6.3%, to ¥121.3 billion, partly due to the effect of changes in the accounting period in the overseas subsidiaries. Loss before special items was ¥6.4 billion, compared with a loss of ¥2.2 billion in the previous fiscal year. Despite an improvement in the price of electro-deposited copper foil and an increase in sales volumes for semiconductor sputtering targets, this loss reflected the negative impact on inventory valuations from the further fall in the price of indium, a key raw material used in the manufacture of sputtering targets for FPDs.

Metal Manufacturing

In the precision rolling business, accompanying the completion of inventory adjustments for digital and IT-related products, main products within the rolled copper and copper alloy products, such as copper foil and Corson alloys, saw growth in sales volumes. In contrast, reflecting the continued shift toward liquid crystal displays (LCDs) for use in televisions and PC monitors, special steel products used in cathode ray tube (CRT) components experienced a decline in sales volumes. In the precision fabrication business, demand was generally strong for such surface

Petroleum business net sales


(Billions of yen)
4,000
3,000
2,000
1,000
3,193.9
04
05
06
07
08
Years ended March 31

Petroleum business income before special items


(Billions of yen)
140
120
100
80
60
40
20
67.8
04
05
06
07
08
Years ended March 31

Metals business net sales


(Billions of yen)
1,500
1,000
500
1,119.6
04
05
06
07
08
Years ended March 31

Metals business income before special items


(Billions of yen)
140
120
100
80
60
40
20
113.4
04
05
06
07
08
Years ended March 31

* Net sales and income before special items for the fiscal years ended March 31, 2005 and 2006 have been revised to reflect changes to segment classifications in the fiscal year ended March 31, 2007. Metals business net sales and income before special items for the fiscal year ended March 31, 2004 are the cumulative total for net sales and income before special items for the former metals-related segments.

treatment materials as gold plating, underpinned by demand for digital and IT-related products.

Under these conditions, net sales from Metal Manufacturing rose 4.7%, to ¥73.7 billion. Income before special items decreased 18.7%, to ¥5.4 billion, mainly owing to such factors as a decline in sales of special steel products.

* Sales amounts provided on a segment basis include inter-segment transactions amounting to ¥74.9 billion, compared with ¥62.9 billion in the previous fiscal year.

■ Other Operations (Independent Operating Companies and Functional Support Companies)

Net sales from Other Operations increased 16.5%, to ¥76.5 billion, and income before special items rose 48.3%, to ¥11.3 billion.

During the period under review, we worked to expand the business infrastructure and enhance the profitability of the Company Group's independent operating companies, such as Nichiyo Engineering Corporation (engineering business).

In such areas as finance, administrative services, environmental management, research and consulting, basic materials procurement, and other shared operations, functional support is provided by such companies as Nippon Mining Finance Co., Ltd. These companies endeavor to carry out their operations efficiently.

From January to February 2008, the Company launched a take-over bid with the object of acquiring the shares of Toho Titanium Co., Ltd. (titanium business), held by Mitsui & Co., Ltd. The purpose of this share purchase is to enable the Company Group to provide strengthened support to Toho Titanium's growth strategy in the titanium business and enhance corporate value by leveraging the synergies between the Company Group and Toho Titanium. By the end of March 31, 2008, the Company Group held 42.7% of the voting rights of Toho Titanium. Through the resolution at Toho Titanium's annual shareholders' meeting in June 2008, directors from the Company Group comprised a majority of the board of directors of Toho Titanium, which became a consolidated subsidiary of the Company.

In April 2008, the Company Group transferred 60% of the issued and outstanding shares of Central Computer Services Co., Ltd. (information service business), to NTT Data Corporation. The purpose of this transaction is to utilize the advanced project management know-how of NTT Data to help strengthen the Company Group's competitiveness through the strategic use of information technology. Simultaneously, Nippon Mining IT Co., Ltd., was established to handle the Company Group's IT-related planning and management functions.

* Sales amounts provided on a segment basis include inter-segment transactions amounting to ¥50.6 billion, compared with ¥43.0 billion in the previous fiscal year.


Interest-bearing debt
(Billions of yen)
(Times)
1,000
800
600
400
200
5
4
3
2
1
795.9
04
05
06
07
08
As of March 31
Interest-bearing debt (left)
D/E ratio (right)


Shareholders' equity
(Billions of yen)
(%)
1,000
800
600
400
200
50
40
30
20
10
681.4
04
05
06
07
08
As of March 31
Shareholders' equity (left)
Shareholders' equity ratio (right)

2. Financial Condition

(Consolidated Balance Sheets) (Billions of yen)

As of March 31	2007	2008	Year-on-year change
Total assets	2,056.4	2,251.2	194.8
Total liabilities	1,355.3	1,485.9	130.6
(Interest-bearing debt)	689.4	795.9	106.5
Total net assets	701.1	765.3	64.2
(Shareholders' equity)	622.5	681.4	58.9

Total assets stood at ¥2,251.2 billion (US$22,469 million) as of March 31, 2008, an increase of ¥194.8 billion compared with the previous fiscal year-end. Within this rise, inventories increased ¥67.9 billion accompanying the rise in crude oil and metal prices, trade receivables rose ¥48.6 billion and property, plant and equipment grew ¥35.8 billion as a result of capital expenditures.

Total liabilities—comprising total current liabilities and total long-term liabilities—amounted to ¥1,485.9 billion (US$14,831 million) an increase of ¥130.6 billion, compared with the previous fiscal year-end. Although accrued income tax declined ¥9.8 billion, interest-bearing debt rose ¥106.5 billion, and trade payables increased ¥60.9 billion in line with higher crude oil and metal prices.

Total net assets amounted to ¥765.3 billion (US$7,638 million) as of the end of the fiscal year under review, an increase of ¥64.2 billion compared with the previous fiscal year-end. The main item contributing to this increase was net income of ¥99.3 billion.

As a result of the changes summarized above, the shareholders' equity ratio stood at 30.3%, unchanged compared with the previous fiscal year-end, and the D/E ratio rose 0.06 times to 1.17 times.

As of March 31	2004	2005	2006	2007	2008
Shareholders' Equity ratio (%)	14.9	22.4	25.1	30.3	30.3
Total assets (Billions of yen)	1,572.5	1,580.1	1,859.6	2,056.4	2,251.2
Shareholders' Equity (Billions of yen)	233.7	353.4	467.5	622.5	681.4
D/E ratio (Times)	3.23	1.82	1.46	1.11	1.17
Interest-bearing debt (Billions of yen)	754.0	643.8	684.7	689.4	795.9

(Consolidated Cash Flows) (Billions of yen)

Years ended March 31	2007	2008
Cash flows from operating activities	41.2	56.8
Cash flows from investing activities	(97.6)	(114.4)
Cash flows from financing activities	37.4	74.4
Effect of exchange rate changes on cash and cash equivalents	(0.1)	0.4
Net increase (decrease) in cash and cash equivalents	(19.1)	17.3
Cash and cash equivalents at beginning of fiscal year	63.9	45.2
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	0.5	0.1
Cash and cash equivalents at end of fiscal year	45.2	62.6

Cash dividends and Net income per share


(Yen)
(Yen)
20
15
10
5
200
150
100
50
16
04
05
06
07
08
Years ended March 31

■ Cash dividends per share (left)
—●— Net income per share (right)

* Cash dividends per share for the period ended March 31, 2006 included cash dividends of ¥3 per share to commemorate the 100th anniversary of the founding of the Company Group.

Net cash provided by operating activities amounted to ¥56.8 billion (US$567.2 million). Income before income taxes and minority interests of ¥188.3 billion, depreciation and amortization expenses of ¥60.3 billion and a ¥40.0 billion increase in trade payables outweighed a ¥65.8 billion increase in inventories, payments for income taxes of ¥64.1 billion, a ¥51.9 billion increase in trade receivables and a ¥26.1 billion difference arising from equity-method investments (¥91.9 billion in equity in income of non-consolidated subsidiaries and affiliates minus ¥65.9 billion in dividend income from them).

Net cash used in investing activities amounted to ¥114.4 billion (US$1,141.7 million). This included payments for acquisition of property, plant and equipment and payments for acquisition of intangible assets totaling ¥112.0 billion, and payments for acquisition of investments in securities amounting to ¥20.1 billion.

Net cash provided by financing activities amounted to ¥74.4 billion (US$742.8 million). Cash dividends paid totaled ¥14.8 billion and cash dividends paid to minority shareholders amounted to ¥18.4 billion. These were outweighed by an increase in interest-bearing debt of ¥106.5 billion, including proceeds from issuance of bonds amounting to ¥15.0 billion.

As a result, cash and cash equivalents at end of fiscal year amounted to ¥62.6 billion (US$625.0 million), an increase of ¥17.4 billion compared with cash and cash equivalents at beginning of fiscal year.

3. Basic Policy regarding Determination of Cash Dividends

The Company maintains the policy of determining dividends to shareholders by taking into full consideration business results and management environment, steady dividend payouts and retained earnings, and by considering these elements in a comprehensive manner. The Company intends to pay a year-end dividend of ¥8 per share, a total annual dividend of ¥16 per share combined with the interim dividend of ¥8 per share that has already been paid. The Company will strive to further improve its financial strength and to further raise dividends in the future.

Pursuant to Article 459, Paragraph 1, of the Corporation Law of Japan, the articles of incorporation of the Company Group stipulate that the payment of cash dividends may be determined through a resolution of the Board of Directors. In the foreseeable future, we plan to make two dividend payments per year, an interim dividend and a year-end dividend.

Matters that may have a material impact on the business of the Nippon Mining Holdings Group include those summarized as follows. Forward-looking statements made in this section are, unless otherwise stated, judgments made by the Company as of the date of compilation of these materials.

Risks Affecting the Entire Group

(1) Country risks relating to sources of raw-material supplies

The Company Group procures large quantities of raw materials outside Japan. In particular, it is almost entirely dependent on limited crude oil reserves in the Middle East and Indonesia, and on limited copper concentrate sources in South America, Southeast Asia and Australia. Country risks in those countries or regions, for example involving political instability, social unrest, deterioration in economic conditions or changes in laws or policies, may have an impact on the Company Group's business performance.

(2) Risks relating to business operations in East Asian countries, particularly China

Sales of products such as copper, petrochemical products, electronic materials and manufactured metal products made by the Company Group depend heavily on demand in East Asian countries, notably China, and the Company Group expects to undertake further business expansion in those regions.

In the event that, for whatever reason, there is a decline or other changes in demand for the Company Group's products in these areas, it may have a material impact on the Company Group's financial condition and business performance.

(3) Risks relating to foreign exchange rate fluctuations

A portion of the Company Group's receipts and payments arise from business transactions denominated in foreign currencies, and the Company Group also has substantial assets and liabilities denominated in foreign currencies. Consequently, fluctuations in foreign exchange rates may affect the value of assets, liabilities, receipts and payments when converted into yen.

In addition, fluctuations in foreign exchange rates may also have a material impact when the financial statements of overseas consolidated subsidiaries or affiliated companies accounted for by the equity method are converted into yen.

(4) Risks relating to collaboration with third parties and business investments

The Company Group collaborates with third parties through joint ventures and other means, and also makes strategic investments in other companies in a variety of business fields. These partnerships and investments play an important role in the Company Group's business, and, in the event that, for various reasons, key joint ventures experience financial difficulties, or it is not possible to achieve the desired results from collaborative relationships or investments, this may have a material impact on the Company Group's financial condition and business performance.

(5) Risks relating to business restructuring

The Company Group is taking steps to reduce costs, focus its business activities and enhance efficiency. However, it is possible that substantial special losses relating to restructuring may occur in the future.

In the event that the Company Group is unable to execute business restructuring appropriately, or that the restructuring does not achieve the envisaged improvements in the Company Group's business operations, this may have a material impact on the Company Group's financial condition and business performance.

(6) Risks relating to capital expenditure and investments

Continuous capital expenditure and investments are necessary for the ongoing maintenance and growth of the Company Group's business. However, it is possible that, for such reasons as inadequacy of cash flow, it may become difficult to implement these plans. In addition, it is possible that actual investment amounts will greatly exceed projections, or that projected earnings will not materialize.

(7) Risks relating to environmental regulations

The Company Group's businesses are subject to a wide range of environmental regulations. These regulations impose expenses for environmental cleanups, and, if environmental pollution were to occur, the payment of fines and compensation would be required, making it difficult for the Company Group to continue its operations.

The Company Group's operations give rise to considerable quantities of wastewater, gas emissions and waste matter, and unforeseen circumstances may cause the volumes of these discharges to rise above their permitted levels. It is also possible that in the future environmental regulations will be applied more strictly or strengthened, and also that new environmental regulations will be implemented that give rise to additional cost burdens. The obligations and burdens imposed on the Company Group by these environmental regulations and standards may have a material impact on the Company Group's financial condition and business performance.

The Company Group has made due provision to reserves based on its expectation of the cost of environmental measures relating to soil remediation, asbesto and PCBs (Polychlorinated biphenyls), but if new or further measures become necessary due to toughened environmental laws or regulations, this could have a material impact on the Company Group's financial condition or business performance.

(8) Risks relating to operations

The Company Group's business is exposed to a variety of risks relating to its operations, such as risks of fire, explosions, accidents, import or export restrictions, natural disasters, mine collapses, climatic or other natural phenomena, labor disputes and restrictions on the transportation of raw materials or products. If such accidents or disasters were to occur, considerable losses may ensue.

The Company Group obtains insurance cover for accidents, disasters, etc., to the extent possible and appropriate. Notwithstanding, it is possible that compensation may not cover the full cost of any damages that occur.

(9) Risks relating to intellectual property rights

In the execution of its business, the Company Group owns patents and other intellectual property rights of various kinds, but in certain circumstances it is possible that intellectual property rights may be difficult to obtain or their validity may be contested. It is also possible that the Company Group's corporate secrets may be disclosed or misused by a third party, or that owing to the speed of technical progress, the protection afforded by intellectual property rights becomes inadequate with respect to technologies vital to the Company Group's business.

In addition, a claim from a third party of infringement of intellectual property rights in regard to the Company Group's technologies may lead to the payment of substantial royalties or to the prohibition of use of the relevant technologies.

In cases such as those referred to above, in which the Company Group is unable to obtain, or make adequate use of intellectual property rights for the conduct of its business, the Company Group's business performance may be affected.

(10) Risks relating to the management of personal information

The Company Group manages personal information in relation to such services as petroleum product sales and precious metal installment purchases. The implementation of measures necessary to protect that information may necessitate considerable expense. Furthermore, the disclosure or misuse of customers' personal information may have a material impact on the aforementioned business activities.

(11) Risks relating to interest-bearing debt

The large size of these interest-bearing debt may restrict the business activities of the Company Group.

In addition, to make repayments of principal and interest relating to these debt, it may be necessary for the Company Group to raise funds by such means as additional borrowings, equity financing or the sale of assets. However, the Company Group's ability to conduct such fund raising may depend upon a variety of factors, such as the state of financial markets, the Company's share price and whether or not there are buyers for the assets. Additionally, if interest rates rise—either within Japan or overseas—the resultant increase in interest burden may have a material impact on the Company Group's financial condition and business performance.

(12) Risks relating to write-down of inventories owing to decreased profit potential

In the fiscal year ended March 31, 2007, the Company Group voluntarily adopted the Accounting Standard for Measurement of Inventories, which became mandatory on April 1, 2008.

In the event that net selling price of inventories at the end of the fiscal period is lower than the corresponding book value owing mainly to declines in market prices of crude oil, petroleum products and rare metals, the book value must be reduced in line with net selling prices. The difference between book values and net selling prices must be charged to cost of sales. Such write-down of inventories may effect the Company Group's financial condition and business performance.

(13) Risks relating to the impairment of fixed assets

In the future, if factors such as changes in the business environment cause the earnings potential of fixed assets to decline and make it unlikely that the amount of investment will be recovered, their book value will be reduced to reflect the likelihood of recovery, and it will be necessary to post the amount of the reduction as an impairment loss. This may affect the Company Group's financial condition and business performance.

(14) Risks relating to the establishment of internal control systems

The Company Group is making every effort to strengthen and upgrade its internal control systems, by stepping up compliance and risk management measures and setting up internal financial reporting systems, including the establishment of an internal control promotion office.

In cases where the Company Group's internal control systems do not function effectively, or situations arise in which the reliability of disclosure cannot be guaranteed, there is a risk that confidence among its stakeholders may be significantly impaired, and this may materially affect the financial position and business performance of the Company Group.

Risks by Segment

Petroleum (Japan Energy Group)

(1) Risks relating to fluctuations in margins in the petroleum business

The margins in the Company Group's Petroleum business are determined by factors beyond the control of the Company Group, largely by the relationship between crude oil prices and the prices of petroleum products. The range of such fluctuations has been considerable, and this trend is expected to continue for the next several years.

Factors influencing crude oil prices include the Japanese yen to U.S. dollar exchange rate, the political situation in oil-producing regions, production adjustments by the Organization of the Petroleum Exporting Countries (OPEC) and global demand for crude oil. Factors that influence the prices of petroleum products include demand for petroleum products, overseas petroleum-product market conditions, domestic petroleum-refining capacity and capacity utilization ratios, and the total number of service stations in Japan.

The Company Group has decided to peg the prices of petroleum products to fluctuations in crude oil prices, but price competition and sluggish demand may make it difficult to raise the prices of petroleum products quickly. Consequently, this may hinder the Company Group's ability to secure reasonable margins over the long term, which may have a material impact on the Company Group's financial condition and business performance. Conversely, falling crude oil prices may cause the market value of inventories to fall substantially below start-of-period book value, which may have a material impact on the Company Group's financial condition and business performance.

Furthermore, margins for petrochemical products are affected by the relationship between prices for major raw materials, such as crude oil and naphtha, and prices for petrochemical products. These margins are determined by factors beyond the control of the Company Group, and it is possible that large fluctuations in these margins may continue over an extended period. Petrochemical product prices are affected by such factors as increases in supply capacity through the construction of new production facilities or the expansion of existing facilities, and demand trends for apparel, automobiles, home electronics and other goods. Owing to weak market conditions, it may be difficult to pass on cost increases stemming from higher crude oil and raw materials prices by increasing product prices. This may have a material impact on the Company Group's financial condition and business performance.

(2) Risks relating to sources of procurement of crude oil and petrochemical products

The Company Group procures all its crude oil from overseas, primarily in the Middle East. Some petrochemical products are procured abroad and in Japan. Such factors as changes in the political situation in oil-producing countries, and changes in the supply and demand balance for petrochemical products in Japan and abroad, may hamper procurement of crude oil and petrochemical products. Inability to secure an appropriate alternative supply may have a material impact on the Company Group's financial condition and business performance.

(3) Risks relating to competition

In the Petroleum business, the Company Group competes with numerous powerful oil companies, both domestically and overseas, including some that have more extensive operations, larger market shares, and greater funds and resources than the Company Group. Competition with such companies is intense, and the inability of the Company Group to conduct operations efficiently in this competitive environment may have a material impact on its financial condition and business performance.

Metals (Nippon Mining & Metals Group)

(1) Risks relating to market price fluctuations

The Company Group's copper business mainly derives its profit from its copper smelting and refining business and investments in overseas copper mines. Any changes in related market prices, as listed below, could have a material impact on the financial condition and business performance of the Company Group.

Our copper smelting and refining business operates as a custom smelter that produces and sells refined copper, and the copper concentrates used as its raw material are purchased from mines overseas. The gross margin mainly comprises smelting and refining margin and sales premium.

Smelting and refining margins are determined by negotiations with the mines that produce copper concentrates, but in recent years the supply of copper concentrates to the market has tended to be inadequate owing to such factors as a gradual decrease in the availability of high-grade copper ore, the emergence of an oligopoly of mining majors, increasing integration of mining and smelting companies and increasing demand from smelters in China, India and other emerging economies. With these factors, copper concentrates remain in short supply, placing downward pressure on smelting and refining margins. In addition, the Company Group's concentrate-purchasing contracts have been concluded in U.S. dollars, and some contracts include stipulations that the computation of smelting and refining margins is required to partially reflect fluctuations in international prices of copper. Therefore, smelting and refining margins decline when the yen appreciates in value and when international copper prices fall.

Sales premiums, which are added to international prices of refined copper, are determined through negotiations with customers in consideraton of a variety of factors, such as importation costs and product quality. Depending on the outcome of such talks, sales premiums could be adversely affected.

The Company Group is also exposed to the risk of reduced returns on equity-method investments in overseas copper mines, should there be any fall in international prices of refined copper, since prices of copper concentrates sold by mining companies in which we have invested are based on international prices of refined copper.

(2) Risks relating to the stable procurement of copper concentrate

The supply of copper concentrates to the market is becoming increasingly inadequate as a result of such factors as the gradual global decrease in availability of high-quality copper ore, an emerging oligopoly situation among mining majors and increased integration of mining and smelting companies. Such factors are being compounded by increasing demand from smelters in China, India and other emerging economies. It is possible that supply and demand conditions for copper concentrates will become even tighter.

In view of this situation, the Company Group has been investing in and financing overseas copper mines with the objective of securing stable supplies of copper concentrates. However, the financial condition and business performance of the Company Group could be materially affected if the Company Group is unable to procure the copper concentrates its smelters need at the appropriate time, owing to any disruption of operations of overseas copper mines that supply it, including those in which it has invested.

(3) Risks relating to factors such as demand fluctuations and technical innovation in the electronic materials business

Many customers of the electronic materials and metal manufacturing business are in the IT-related products and consumer electronics industries. Consequently, such factors as supply and demand conditions and price movements in those industries may have a material impact on the Company Group's business performance. Additionally, if the Company Group is unable to respond appropriately to rapid technical innovation or changes in customer needs, this may have a material impact on the Company Group's financial condition and business performance.

Note: On April 1, 2008, the electronic materials business and the metal manufacturing business were combined to form the electronic materials business.

(4) Risks relating to competition in the electronic materials business

The electronic materials business is facing fierce competition, and some competitors in this field have powerful corporate strengths in comparison with those of the Company Group. This competition may have a material impact on the Company Group's business performance.

Price competition in electro-deposited copper foil has been fierce due to a long-standing state of global oversupply, but now demand has picked up considerably owing to an improved business environment and the Company Group's measures to specialize in high added-value products. As a result, competitive pressure is having less impact on the Company Group.

(5) Risks relating to fluctuations in raw material procurement prices in the electronic materials business

The procurement prices of the raw materials used in the electronic materials business fluctuate in accordance with fluctuations in the market prices of metals and other materials. If increases in the procurement costs of these raw materials cannot be passed on in the form of higher product prices, or if there is a decline in the market value of inventories compared with the corresponding book value at the start of the fiscal period, there may be a material impact on the Company Group's business performance.

(6) Risks relating to environmental issues surrounding Gould Electronics Inc. (U.S. subsidiary)

In relation to environmental problems that arose in the past in its business activities, Gould Electronics Inc., a U.S.-based subsidiary, is a potential responsible party with regard to specific designated areas within the United States under U.S. environmental laws, such as the Superfund Act. The ultimate financial burden the subsidiary will bear may depend on numerous factors, including the quantity of the substance and its toxicity for which the areas were designated, the total number of other potential responsible parties and their financial condition, and remedial methods and technologies.

In relation to this matter, Gould Electronics Inc. is providing reserves that it considers appropriate, but owing to the factors referred to above, the actual amount of the burden may exceed these reserves, in which case the Company Group's business performance may be affected.

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
As of March 31, 2007 and 2008

ASSETS	Millions of yen 2007	Millions of yen 2008	Thousands of U.S. dollars (Note 1 - A) 2008
Current assets:			
Cash and cash equivalents	¥ 45,249	¥ 62,621	$ 625,022
Trade receivables:			
Notes and accounts, less allowance for doubtful accounts of 848 million yen in 2007 and 780 million yen in 2008	370,691	419,289	4,184,939
Inventories (Note 6)	494,954	562,893	5,618,255
Other current assets (Notes 6 and 10)	85,899	112,355	1,121,419
Total current assets	996,793	1,157,158	11,549,635
Investments and long-term loans:			
Investments in securities (Notes 3 and 6)	91,788	71,927	717,906
Investments in non-consolidated subsidiaries and affiliates (Note 4)	172,222	203,998	2,036,111
Long-term loans	9,623	4,508	44,995
Other investments (Note 6)	28,865	26,765	267,142
Total investments and long-term loans	302,498	307,198	3,066,154
Property, plant and equipment (Note 6):			
Land (Note 5)	281,591	277,826	2,772,991
Buildings and structures	409,215	425,735	4,249,276
Machinery and equipment	759,148	859,010	8,573,810
Construction in progress	50,949	11,558	115,361
	1,500,903	1,574,129	15,711,438
Less: Accumulated depreciation	(851,002)	(888,402)	(8,867,172)
Net property, plant and equipment	649,901	685,727	6,844,266
Intangible assets and deferred charges:			
Goodwill (Note 2 - A (5))	9,706	7,435	74,209
Other (Note 6)	86,272	85,438	852,760
Total intangible assets and deferred charges	95,978	92,873	926,969
Deferred tax assets – non-current (Note 10)	11,237	8,252	82,364
Total assets	¥2,056,407	¥2,251,208	$22,469,388

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND NET ASSETS	Millions of yen 2007	Millions of yen 2008	Thousands of U.S. dollars (Note 1 - A) 2008
Current liabilities:			
Short-term borrowings (Note 7)	¥ 379,159	¥ 471,932	$ 4,710,370
Current portion of long-term debt (Note 7)	94,476	58,242	581,316
Trade payables:			
Notes and accounts	253,935	314,828	3,142,310
Excise tax	76,766	54,062	539,595
Accrued income taxes	29,713	19,955	199,172
Allowance for employee bonuses	8,524	7,168	71,544
Other current liabilities (Note 10)	130,922	132,384	1,321,328
Total current liabilities	973,495	1,058,571	10,565,635
Long-term liabilities:			
Long-term debt (Note 7)	215,802	265,726	2,652,221
Deferred tax liabilities – non-current (Note 10)	62,739	64,227	641,052
Allowance for retirement benefits (Note 8)	61,304	58,037	579,269
Accrued retirement benefits for corporate directors and auditors	1,224	1,104	11,019
Allowance for periodic repair works	14,569	13,630	136,042
Negative goodwill (Note 2 - A (5))	2,754	1,351	13,484
Other long-term liabilities	23,456	23,298	232,538
Total long-term liabilities	381,848	427,373	4,265,625
Commitments and contingent liabilities (Note 11)			
Net assets (Note 2 - A (1)):			
Common stock:			
Authorized - 3,000,000 thousand shares			
Issued - 928,462 thousand shares in 2007 and 2008	73,920	73,920	737,798
Capital surplus	226,762	226,759	2,263,290
Retained earnings	278,259	362,360	3,616,728
Less: Treasury stock, at cost	(570)	(717)	(7,156)
Total shareholders' equity	578,371	662,322	6,610,660
Unrealized gain on marketable securities	35,987	23,241	231,969
Deferred hedge gain (loss)	1,528	16	160
Surplus from land revaluation (Note 5)	(3,355)	(3,088)	(30,821)
Accumulated translation adjustment	9,945	(1,080)	(10,780)
Total valuation and translation adjustment	44,105	19,089	190,528
Stock acquisition rights	181	361	3,603
Minority interests in consolidated subsidiaries	78,407	83,492	833,337
Total net assets	701,064	765,264	7,638,128
Total liabilities and net assets	¥2,056,407	¥2,251,208	$22,469,388

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Income

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2007 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 1 - A)
	2007	2008	2008
Net sales	¥3,802,447	¥4,339,472	$43,312,426
Cost of sales (Note 15)	3,485,283	4,038,589	40,309,302
Gross profit	317,164	300,883	3,003,124
Selling, general and administrative expenses (Notes 14, 15 and 18)	184,906	197,697	1,973,221
Operating income	132,258	103,186	1,029,903
Other income (expenses):			
Interest and dividend income	4,556	4,586	45,773
Interest expenses	(13,102)	(13,058)	(130,332)
Exchange gain	5,133	5,016	50,065
Equity in income of non-consolidated subsidiaries and affiliates	94,895	91,927	917,527
Amortization of negative goodwill (Note 2 - A (5))	1,837	1,403	14,003
Other, net	(1,341)	(1,034)	(10,321)
Income before special items	224,236	192,026	1,916,618
Special profit (loss):			
Gain on sales of investments in securities	13,629	3,407	34,005
Reversal of reserve for loss on business liquidation	—	2,187	21,829
Compensation income for expropriation	—	2,111	21,070
Loss on sales and disposal of property, plant and equipment, net	(3,229)	(1,549)	(15,461)
Impairment losses (Note 16)	(1,877)	(2,678)	(26,729)
Loss on write-down of investments in securities	(1,256)	(447)	(4,462)
Reorganization and restructuring costs (Note 17)	(5,204)	—	—
Provision for allowance for environmental remediation	(2,710)	(4,087)	(40,792)
Provision for allowance for cost of disposal of unutilized property, plant and equipment	(4,465)	(494)	(4,931)
Provision for allowance for restoration and rehabilitation costs of a closed mining site	—	(2,394)	(23,895)
Other, net	958	213	2,127
Income before income taxes and minority interests	220,082	188,295	1,879,379
Income taxes:			
Current	66,661	55,152	550,474
Deferred	18,739	10,641	106,208
	85,400	65,793	656,682
Income before minority interests	134,682	122,502	1,222,697
Minority interests in earnings of consolidated subsidiaries	(28,252)	(23,203)	(231,590)
Net income	¥ 106,430	¥ 99,299	$ 991,107

	Yen		U.S. dollars (Note 1 - A)
	2007	2008	2008
Net income per share:			
Basic	¥117.98	¥107.14	$1.07
Diluted	117.91	107.06	1.07
Cash dividends per share	¥ 16.00	¥ 16.00	$0.16

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Net Assets (Note 2 - A (2))

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2007 and 2008

	Millions of yen											
	Shareholders' equity					Valuation and translation adjustment						
For the year ended March 31, 2007	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment	Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
Balance as of March 31, 2006	¥40,000	¥192,948	¥192,148	¥(430)	¥424,666	¥39,471	¥ —	¥(3,340)	¥6,682	¥ —	¥46,027	¥513,506
Issuance of stock	33,920	33,818	—	—	67,738	—	—	—	—	—	—	67,738
Cash dividends paid *	—	—	(12,715)	—	(12,715)	—	—	—	—	—	—	(12,715)
Cash dividends paid	—	—	(7,422)	—	(7,422)	—	—	—	—	—	—	(7,422)
Bonuses to directors *	—	—	(449)	—	(449)	—	—	—	—	—	—	(449)
Net income	—	—	106,430	—	106,430	—	—	—	—	—	—	106,430
Acquisition of treasury stock	—	—	—	(152)	(152)	—	—	—	—	—	—	(152)
Disposition of treasury stock	—	4	—	4	8	—	—	—	—	—	—	8
Grant of treasury stock with exercise of stock acquisition rights	—	(8)	—	8	0	—	—	—	—	—	—	0
Reclassification with surplus from land revaluation	—	—	15	—	15	—	—	—	—	—	—	15
Increase arising from changes of consolidation, net	—	—	252	—	252	—	—	—	—	—	—	252
Net changes of net assets other than shareholders' equity	—	—	—	—	—	(3,484)	1,528	(15)	3,263	181	32,380	33,853
Total changes	33,920	33,814	86,111	(140)	153,705	(3,484)	1,528	(15)	3,263	181	32,380	187,558
Balance as of March 31, 2007	¥73,920	¥226,762	¥278,259	¥(570)	¥578,371	¥35,987	¥1,528	¥(3,355)	¥9,945	¥181	¥78,407	¥701,064

* Cash dividends paid and bonuses to directors are due to appropriation of retained earnings approved by a general meeting of the shareholders.

	Millions of yen											
	Shareholders' equity					Valuation and translation adjustment						
For the year ended March 31, 2008	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment	Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
Balance as of March 31, 2007	¥73,920	¥226,762	¥278,259	¥(570)	¥578,371	¥ 35,987	¥ 1,528	¥(3,355)	¥ 9,945	¥181	¥78,407	¥701,064
Cash dividends paid	—	—	(14,841)	—	(14,841)	—	—	—	—	—	—	(14,841)
Net income	—	—	99,299	—	99,299	—	—	—	—	—	—	99,299
Acquisition of treasury stock	—	—	—	(204)	(204)	—	—	—	—	—	—	(204)
Disposition of treasury stock	—	12	—	30	42	—	—	—	—	—	—	42
Grant of treasury stock with exercise of stock acquisition rights	—	(15)	—	24	9	—	—	—	—	—	—	9
Change of interest in an affiliate accounted for by equity method	—	—	—	3	3	—	—	—	—	—	—	3
Reclassification with surplus from land revaluation	—	—	(283)	—	(283)	—	—	—	—	—	—	(283)
Decrease arising from changes of consolidation, net	—	—	(74)	—	(74)	—	—	—	—	—	—	(74)
Net changes of net assets other than shareholders' equity	—	—	—	—	—	(12,746)	(1,512)	267	(11,025)	180	5,085	(19,751)
Total changes	—	(3)	84,101	(147)	83,951	(12,746)	(1,512)	267	(11,025)	180	5,085	64,200
Balance as of March 31, 2008	¥73,920	¥226,759	¥362,360	¥(717)	¥662,322	¥ 23,241	¥ 16	¥(3,088)	¥ (1,080)	¥361	¥83,492	¥765,264

	Thousands of U.S. dollars (Note 1 - A)											
	Shareholders' equity					Valuation and translation adjustment						
For the year ended March 31, 2008	Common stock	Capital surplus	Retained earnings	Treasury stock	Total	Unrealized gain on marketable securities	Deferred hedge gain (loss)	Surplus from land revaluation	Accumulated translation adjustment	Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
Balance as of March 31, 2007	$737,798	$2,263,320	$2,777,313	$(5,689)	$5,772,742	$359,187	$ 15,251	$(33,486)	$ 99,261	$1,807	$782,583	$6,997,345
Cash dividends paid	—	—	(148,129)	—	(148,129)	—	—	—	—	—	—	(148,129)
Net income	—	—	991,107	—	991,107	—	—	—	—	—	—	991,107
Acquisition of treasury stock	—	—	—	(2,036)	(2,036)	—	—	—	—	—	—	(2,036)
Disposition of treasury stock	—	120	—	299	419	—	—	—	—	—	—	419
Grant of treasury stock with exercise of stock acquisition rights	—	(150)	—	240	90	—	—	—	—	—	—	90
Change of interest in an affiliate accounted for by equity method	—	—	—	30	30	—	—	—	—	—	—	30
Reclassification with surplus from land revaluation	—	—	(2,824)	—	(2,824)	—	—	—	—	—	—	(2,824)
Decrease arising from changes of consolidation, net	—	—	(739)	—	(739)	—	—	—	—	—	—	(739)
Net changes of net assets other than shareholders' equity	—	—	—	—	—	(127,218)	(15,091)	2,665	(110,041)	1,796	50,754	(197,135)
Total changes	—	(30)	839,415	(1,467)	837,918	(127,218)	(15,091)	2,665	(110,041)	1,796	50,754	640,783
Balance as of March 31, 2008	$737,798	$2,263,290	$3,616,728	$(7,156)	$6,610,660	$ 231,969	$ 160	$(30,821)	$ (10,780)	$3,603	$833,337	$7,638,128

The accompanying notes are an integral part of these financial statements.

Nippon Mining Holdings, Inc. and its consolidated subsidiaries
Fiscal years ended March 31, 2007 and 2008

	Millions of yen		Thousands of U.S. dollars (Note 1 - A)
	2007	2008	2008
Cash flows from operating activities:			
Income before income taxes and minority interests	¥220,082	¥ 188,295	$ 1,879,379
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	48,808	60,303	601,886
Impairment losses	1,877	2,678	26,729
Equity in income of non-consolidated subsidiaries and affiliates	(94,895)	(91,927)	(917,527)
Gain on sales of investments in securities	(13,629)	(3,407)	(34,005)
Loss on write-down of investments in securities	1,256	447	4,462
Loss on sales and disposal of property, plant and equipment, net	3,229	1,549	15,461
Reorganization and restructuring costs	5,204	—	—
Other, net	(5,755)	(12,076)	(120,531)
Changes in operating assets and liabilities:			
Trade receivables	(36,331)	(51,906)	(518,076)
Inventories	(42,631)	(65,842)	(657,171)
Trade payables	(23,951)	40,015	399,391
Accrued consumption tax	12,979	8,558	85,418
Other, net	(26,109)	(26,095)	(260,455)
Receipts of interest and dividends	68,762	70,476	703,423
Payments for income taxes	(76,318)	(64,075)	(639,535)
Payments for special retirement benefit	(1,378)	(163)	(1,627)
Net cash provided by operating activities	41,200	56,830	567,222
Cash flows from investing activities:			
Decrease (increase) in time deposits, net	186	(2)	(20)
Proceeds from sales of securities	1	—	—
Payments for acquisition of investments in securities	(1,083)	(20,131)	(200,928)
Proceeds from sales or maturities of investments in securities	14,758	9,260	92,424
Net payments for acquisition of business assets (Note 9)	(22,338)	—	—
Net payments for acquisition of investments in newly consolidated subsidiaries (Note 9)	(14,013)	—	—
Payments for acquisition of property, plant and equipment	(78,056)	(103,735)	(1,035,383)
Proceeds from sales of property, plant and equipment	4,335	6,126	61,144
Payments for acquisition of intangible assets	(7,995)	(8,273)	(82,573)
Payments for long-term prepaid expenses	(1,888)	(1,064)	(10,620)
Decrease (increase) in short-term loans, net	1,028	(462)	(4,611)
Payments for lending of long-term loans	(279)	(1,092)	(10,899)
Collection of long-term loans	7,423	6,747	67,342
Other, net	345	(1,765)	(17,617)
Net cash used in investing activities	(97,576)	(114,391)	(1,141,741)
Cash flows from financing activities:			
Increase (decrease) in short-term borrowings, net	58,679	(7,530)	(75,157)
Increase (decrease) in commercial paper, net	(15,000)	100,000	998,104
Proceeds from borrowings of long-term bank loans and other	29,702	105,185	1,049,855
Repayments of long-term bank loans and other	(82,819)	(106,147)	(1,059,457)
Proceeds from issuance of bonds	—	15,000	149,716
Proceeds from issuance of stock	67,738	—	—
Proceeds from issuance of stock to minority shareholders	13,090	1,534	15,311
Proceeds from third-party share allotment of consolidated subsidiary	4,000	—	—
Cash dividends paid	(20,137)	(14,841)	(148,129)
Cash dividends paid to minority shareholders	(17,369)	(18,448)	(184,130)
Other, net	(483)	(335)	(3,344)
Net cash provided by financing activities	37,401	74,418	742,769
Effect of exchange rate changes on cash and cash equivalents	(135)	432	4,312
Net increase (decrease) in cash and cash equivalents	(19,110)	17,289	172,562
Cash and cash equivalents at beginning of year	63,857	45,249	451,632
Increase in cash and cash equivalents related to subsidiaries newly included in consolidation	469	80	798
Increase in cash and cash equivalents related to merger of consolidated subsidiaries	33	3	30
Cash and cash equivalents at end of year	¥ 45,249	¥ 62,621	$ 625,022

The accompanying notes are an integral part of these financial statements.

Note 1 – SIGNIFICANT ACCOUNTING POLICIES

A) Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements of NIPPON MINING HOLDINGS, INC. (the "Company") and its subsidiaries are prepared on the basis of accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. In presenting the accompanying consolidated financial statements, certain accounts and items reported in the consolidated financial statements that have been filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

The U.S. dollar amounts included in the accompanying consolidated financial statements are the arithmetical result of translating Japanese yen to U.S. dollars at the rate of 100.19 yen to 1 U.S. dollar, the rate prevailing as at March 31, 2008. These translations are solely for the convenience of the reader and are not intended to imply that Japanese yen amounts have been or could have been converted, realized or settled in dollars at this rate or any other rate.

B) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its significant subsidiaries that are controlled by the Company (hereinafter referred to as the "Company Group"). As of March 31, 2007 and 2008, the Company had 114 and 115 consolidated subsidiaries, respectively. The consolidated financial statements for the fiscal year ended March 31, 2008 do not include the accounts of Japan Energy Analytical Research Center Co., Ltd. and certain other subsidiaries as they are considered immaterial.

The investments in Japan Energy Analytical Research Center Co., Ltd. and certain other non-consolidated subsidiaries are carried at cost, less any write-down due to impairment deemed necessary, as they are considered immaterial in terms of the Company Group's total assets, net sales, net income and retained earnings.

All material inter-company transactions and accounts and unrealized inter-company profits are eliminated in the consolidated financial statements, and the portion thereof attributable to minority shareholders is credited to them.

Goodwill and negative goodwill, which represent the difference between the carrying amount of an investment in a subsidiary and underlying equity, are amortized over 5 years.

Investments in affiliates over which the Company Group has significant influence are accounted for under the equity method. The Company Group's consolidated income includes equity in net income of those affiliates, after elimination of unrealized inter-company profits. As of March 31, 2007 and 2008, the Company had 15 affiliates that are accounted for under the equity method. The Company did not apply the equity method to its investments in certain affiliates, as they were considered immaterial. The investments in these affiliates are carried at cost, less any write-down due to impairment deemed necessary.

The accompanying consolidated financial statements include the accounts of consolidated subsidiaries that have fiscal year ends other than March 31. The fiscal year ends of such subsidiaries are principally December 31, and the accounts of these subsidiaries have been used for consolidation purposes, with necessary adjustments being made for significant transactions taking place in the intervening period.

C) Translations of Foreign Currency Transactions and Accounts

Foreign currency transactions are generally translated using the foreign exchange rates prevailing at the respective transaction dates. All assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing at the respective balance sheet dates. Foreign exchange gains and losses are charged to income.

Revenues and expenses of foreign consolidated subsidiaries are translated into Japanese yen using the average exchange rates for the period. Assets and liabilities are translated into Japanese yen using the foreign exchange rates prevailing at the balance sheet dates, and equity accounts are translated using historical rates. The resultant difference is presented as accumulated translation adjustment and minority interests in consolidated subsidiaries in a separate component of net assets.

D) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash on hand, demand deposits in banks and investments with original maturities of three months or less.

E) Investment Securities

The Company Group does not classify any of its investment securities as trading or held-to-maturity. Consequentially, the Company Group classifies all of investment securities as other securities. Other securities with readily determinable market values are carried at market value as of each respective balance sheet date, and associated unrealized gains and losses, net of taxes, are reported as a separate component of net assets. The Company Group determines the cost basis of these securities based on moving average. Other securities that do not have readily determinable market values are stated at cost.

Significant declines in the value of other securities that are deemed unrecoverable are charged to income.

F) Inventories

With respect to domestic consolidated subsidiaries:

- Petroleum inventories are stated at the lower of cost or market using the average cost method.
- Metals inventories are stated at the lower of cost or market using the first-in first-out method.

Please refer to Note 2 – A (6).

Inventories held by the Company's foreign consolidated subsidiaries are primarily stated at the lower of cost or market using the first-in, first-out method.

G) Property, Plant and Equipment

Property, plant and equipment, including significant renewals and additions, are carried at cost less accumulated depreciation. Maintenance and repairs, including minor renewals and improvements, and small purchases of equipment are expensed as incurred.

Depreciation of property, plant and equipment is primarily calculated based on the straight-line method, and is provided over the estimated useful lives as summarized below:

Buildings and structures	7 - 60 years
Machinery and equipment	3 - 15 years

H) Intangible Assets

Amortization of intangible assets, including software for internal use, is primarily computed using the straight-line method over their estimated useful lives.

I) Allowance for Periodic Repair Works

The Company Group has an allowance for periodic repair works in an amount equal to the estimated cost of periodically required repairs for oil tanks and machinery and equipment of oil refineries, which is accrued evenly over a period to the next scheduled repairs.

J) Allowance for Doubtful Accounts

The allowance for doubtful accounts is calculated based on the aggregate amount of individually estimated credit losses for doubtful receivables plus an amount calculated using historical write-off experience over a certain period for receivables other than doubtful receivables.

K) Allowance for Employee Bonuses

The allowance for employee bonuses is calculated and provided for based on an estimated amount of future payments attributable to the employee services that have been rendered to the date of the balance sheet.

L) Allowance for Retirement Benefits

The allowance for employee retirement benefits, which is provided for future pension and severance paid at retirement, is recorded at the amount actuarially computed based on the projected benefit obligation and the estimated fair value of pension plan assets at the end of the fiscal year.

Unrecognized net transition liabilities at the date of initial application of the accounting standard for retirement benefits has been amortized on a straight-line basis over a period of ten years.

Unrecognized actuarial gains or losses and unrecognized prior service cost are recognized as income or expenses for the fiscal year of occurrence, except for certain consolidated subsidiaries which have elected to amortize them over the average remaining service period of participating employees.

M) Accrued Retirement Benefits for Corporate Directors and Auditors

Accrued retirement benefits for corporate directors and auditors are provided for based on the amounts computed based on the internal policy of each company of the Company Group.

In June 2005, the Company abolished its retirement benefit program for the directors and officers of the Company and its core subsidiaries of the Company Group, and replaced it with a stock option program. Accordingly, no provision is made for the related retirement allowance account thereafter.

N) Leases

Finance leases, other than those under which the ownership of leased assets is transferred to the lessee or those contracts that have bargain purchase provisions, are accounted for in the same manner as operating leases. Foreign consolidated subsidiaries account for finance leases as assets and obligations as if they bought assets.

O) Derivative Financial Instruments and Hedge Accounting

The Company Group utilizes various derivative financial instruments to manage its exposure to fluctuating commodity prices, variability in foreign currency exchange rates and changes in interest rates. The Company Group utilizes derivative financial instruments for supply-demand adjustment and/or for arbitration, not for speculation, in accordance with the Company's internal policy. The Company's purchases of these risk-avoiding derivative financial instruments are limited to, at maximum, the value or units of the items that are being hedged, with the hedge accounting applied in principle.

With respect to forward currency exchange contracts, currency options, interest rate swaps, interest rate caps, commodity forwards and commodity swaps, the Company Group performs hedge effectiveness assessment to confirm if the critical terms of the hedging instruments and those of the hedged items are continuously the same during the period of hedging and, as such, the hedging is expected to be highly effective.

In addition, when interest rate swaps that meet certain required conditions have critical terms matching exactly with those of financial assets or liabilities that are being hedged, such interest rate swaps are not recognized in the balance sheet, and net interest paid or received on the swaps is recognized as adjustment to the interest income or expenses on the financial assets or liabilities that are being hedged.

Derivative financial instruments that are not designated as hedges are carried at market value, with changes in market value charged to income for the period in which they arise.

P) Income Taxes

Provision for income taxes is computed based on income before income taxes and minority interests. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying value amounts and the tax bases of assets and liabilities.

Valuation allowance is established against deferred tax assets to the extent that it is more likely than not that the deferred tax assets may not be realized within the foreseeable future.

The Company and its certain domestic wholly-owned subsidiaries have been filing the consolidated corporate tax return in Japan.

Q) Net Income per Share

Net income per share is determined based on the weighted average number of shares of common stock outstanding during the relevant fiscal year.

Diluted net income per share assumes the dilution that could occur if stock acquisition rights to issue common stock were exercised with a stock option program and resulted in the issuance of common stock.

Note 2 – ACCOUNTING CHANGES AND ADOPTION OF NEW ACCOUNTING STANDARDS

A) For the fiscal year ended March 31, 2007

(1) Accounting Standard for Presentation of Net Assets in Balance Sheet

Effective for the year ended March 31, 2007, the Company adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (the Accounting Standards Board of Japan ("ASBJ") Statement No.5, December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (ASBJ Guidance No.8, December 9, 2005).

(2) Accounting Standard for Statement of Changes in Net Assets

Effective for the year ended March 31, 2007, the Company adopted "Accounting Standard for Statement of Changes in Net Assets" (ASBJ Statement No. 6, December 27, 2005) and "Guidance on Accounting Standard for Statement of Changes in Net Assets" (ASBJ Guidance No.9, December 27, 2005). According to the new accounting standard, the Company prepares the consolidated statement of changes in net assets for the purpose of reporting the change in each component of net assets during a fiscal year.

(3) Accounting Standard for Directors' Bonus

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Directors' Bonus" (ASBJ Statement No.4, November 29, 2005), under which directors' bonuses shall be accounted for as an expense for the fiscal period in which such bonuses are incurred. Directors' bonuses shall be no longer accounted for as a deduction from retained earnings, different from the previous periods. As a result of this adoption, operating income, income before special items, and income before income taxes and minority interests decreased by 700 million yen, respectively.

(4) Accounting Standard for Stock Options

Effective for the year ended March 31, 2007, the Company adopted "Accounting Standard for Share-based Payment" (ASBJ Statement No.8, December 27, 2005) and "Guidance on Accounting Standard for Share-based Payment" (ASBJ Guidance No.11, May 31, 2006). The stock options granted on and after the date on which the Corporate Law took effect in May 2006 are within the scope of this standard. The Company expensed the services rendered as compensation and credited them as stock acquisition rights in net assets of the consolidated balance sheet for the stock options granted on July 26, 2006. Due to the adoption of this standard, operating income, income before special items, and income before income taxes and minority interests decreased by 181 million yen for each.

(5) Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted "Accounting Standard for Business Combinations" (Accounting Standards, issued on October 31, 2003 by the Business Accounting Council in Japan), "Accounting Standard for Business Divestitures" (ASBJ Statement No.7, December 27, 2005) and "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (ASBJ Guidance No.10, December 27, 2005).

Goodwill related to the consolidation adjustment account as well as goodwill related to business rights are presented as "Goodwill" in the consolidated financial statements since the fiscal year ended March 31, 2007, with goodwill in the credit account presented as "Negative goodwill."

Based upon to these standards, the purchase method has been applied to the following accounting transactions in the fiscal year ended March 31, 2007;

- Acquisition of copper smelting and refining business
- Acquisition of the company owning copper deposit

(6) Accounting Standard for Measurement of Inventories

Effective for the year ended March 31, 2007, the Company and its domestic consolidated subsidiaries early adopted "Accounting Standard for Measurement of Inventories" (ASBJ Statement No.9, July 5, 2006), which shall be effective from the fiscal year beginning on or after April 1, 2008 and may also be applied to fiscal years prior to the date. The write-downs of inventories due to decreased profitability shall be recognized as cost of sales, in the case that the net selling value falls below the acquisition cost at the end of period, in the same manner as if these inventories were stated at the lower of cost or market. As a result of this adoption, inventories as of March 31, 2007 decreased by 8,255 million yen and gross profit, operating income, income before special items, and income before income taxes and minority interests also decreased by the same amount, respectively.

B) For the fiscal year ended March 31, 2008

(1) Change in Depreciation Method for Property, Plant and Equipment

Effective for the year ended March 31, 2008, the Company and its domestic consolidated subsidiaries applied the depreciation method prescribed in the revised Corporate Tax Law in line with the 2007 Tax Reform, for property, plant and equipment acquired on and after April 1, 2007. As a result of this application, compared to the previous depreciation method, depreciation costs increased by 766 million yen (7,645 thousand dollars) and operating income decreased by 727 million yen (7,256 thousand dollars), and income before special items and income before income taxes and minority interests decreased by 728 million yen (7,266 thousand dollars) respectively for the fiscal year ended March 31, 2008.

(Additional information)

Concurrently, the Company and its domestic consolidated subsidiaries also applied the depreciation method for the property, plant and equipment acquired before April 1, 2007, which allowed them to depreciate those assets to 1 yen of the residual value using the straight-line method evenly over a period of five years after they reach the depreciable limits. Due to this additional depreciation, depreciation costs increased by 5,755 million yen (57,441 thousand dollars), operating income decreased by 5,396 million yen (53,858 thousand dollars) and income before special items and income before income taxes and minority interests decreased by 5,404 million yen (53,938 thousand dollars) respectively for the fiscal year ended March 31, 2008, as compared with the case in which the previous method were applied.

(2) Revision of Accounting for Deferred Income Taxes

In accordance with the revision of "Practical Guidelines of Accounting for Deferred Income Taxes in the Consolidated Financial Statements" (Accounting Practice Committee Report No.6, issued by Japanese Institute of Certified Public Accountants) on March 29, 2007, the Company charged off the deferred tax assets related to the elimination of unrealized gains on inter-company transactions from transfers of subsidiaries' and affiliates' stocks. Deferred income tax increased by 3,966 million yen (39,585 thousand dollars) and net income decreased by the same amount for the fiscal year ended on March 31, 2008.

Note 3 – SECURITIES AND INVESTMENTS IN SECURITIES

Market value of marketable securities and investments in securities as of March 31, 2007 and 2008 were as follows:

Equity securities

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Acquisition cost	¥19,275	¥24,574	$245,274
Market value	77,565	63,475	633,546
Gross unrealized gain	¥58,290	¥38,901	$388,272

The book values of non-marketable investments in securities as of March 31, 2007 and 2008 were 14,223 million yen and 8,452 million yen (84,360 thousand dollars), respectively.

Note 4 – INVESTMENTS IN NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Marketable equity securities	¥ 23,628	¥ 37,288	$ 372,173
Non-marketable equity securities	147,646	165,762	1,654,476
Other	948	948	9,462
Total	¥172,222	¥203,998	$2,036,111

Note 5 – LAND REVALUATION

Pursuant to the Law for Land Revaluation, the Company and certain group companies in Japan revalued their land used for business activities at March 31, 2000. The resultant adjustment was reflected, net of taxes, in surplus from land revaluation in net assets of the accompanying consolidated balance sheets.

The land value for the revaluation was determined based on the market prices in the official notice of the Commissioner of the National Tax Agency in accordance with Article 2, Paragraph 4 of the Enforcement Ordinance Concerning Land Revaluation, with reasonable adjustments to the market price made by the Company Group. The revaluation is permitted only one time.

Note 6 – ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Investments in securities	¥ 11,186	¥ 15,441	$ 154,117
Property, plant and equipment (at net book value)	354,301	354,426	3,537,539
Other current assets (time deposits)	1,195	1,153	11,508
Other	759	338	3,374
Total	¥367,441	¥371,358	$3,706,538

In addition, the stock of a consolidated subsidiary used as collateral as of March 31, 2007 and 2008 was 3,051 million yen and 3,051 million yen (30,452 thousand dollars), respectively, which has been eliminated in the consolidated financial statements.

Note 7 – SHORT-TERM BORROWINGS AND LONG-TERM DEBT

A) Short-term borrowings as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Loans principally from banks with the weighted average interest rate of 1.07% as of March 31, 2007 and 1.36% as of March 31, 2008	¥353,159	¥345,932	$3,452,759
Commercial paper	26,000	126,000	1,257,611
Total	¥379,159	¥471,932	$4,710,370

B) Long-term debt as of March 31, 2007 and 2008 was as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
1.37% unsecured bonds, due 2013	¥ —	¥ 15,000	$ 149,716
Loans principally from banks, due 2007 to 2017 with the weighted average interest rate of 1.94% as of March 31, 2007 and due 2008 to 2018 with the weighted average interest rate of 1.72% as of March 31, 2008			
Collateralized	90,599	62,280	621,619
Unsecured	219,679	246,688	2,462,202
	310,278	323,968	3,233,537
Less: Amounts due within one year	(94,476)	(58,242)	(581,316)
	¥215,802	¥265,726	$2,652,221

Annual maturities of long-term debt as of March 31, 2008 are as follows:

Fiscal years ending March 31,	Millions of yen	Thousands of U.S. dollars
2009	¥ 58,242	$ 581,316
2010	38,477	384,040
2011	75,290	751,472
2012	36,156	360,874
2013	99,925	997,355
2014 and thereafter	15,878	158,480
	¥323,968	$3,233,537

Note 8 – RETIREMENT BENEFITS

The Company's domestic consolidated subsidiaries have defined benefit plans and severance indemnity plans. Certain domestic consolidated subsidiaries also have defined contribution pension plans. A premium on employees' retirement benefit may be added upon retirement of the employee. Certain of the Company's foreign consolidated subsidiaries have defined benefit plans and defined contribution plans.

A) Allowance for retirement benefits as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Projected benefit obligation*	¥(110,021)	¥(84,030)	$(838,706)
Plan assets at fair value*	45,374	23,573	235,283
Unfunded projected benefit obligation	(64,647)	(60,457)	(603,423)
Unrecognized net transition liabilities	3,300	2,200	21,959
Unrecognized net actuarial losses	101	296	2,954
Unrecognized prior service cost	—	—	—
Prepaid pension cost	(58)	(76)	(759)
Allowance for retirement benefits recognized in consolidated balance sheets *	¥ (61,304)	¥(58,037)	$(579,269)

* Gould Electronics Inc., a U.S. consolidated subsidiary of the Company transferred the pension liabilities related to its defined benefit pension plan to a U.S. insurance company in September 2007, subsequently to the closure of its foil plant in April 2006. As a result of the transfer, the projected benefit obligation decreased by 23,116 million yen (230,722 thousand dollars), the plan assets by 17,733 million yen (176,994 thousand dollars), and the allowance for retirement benefits by 5,383 million yen (53,728 thousand dollars), respectively.

B) Net retirement benefit expenses for the fiscal years ended March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Service cost	¥ 3,559	¥ 3,364	$ 33,577
Interest cost on projected benefit obligation	3,134	2,406	24,014
Expected return on plan assets	(1,665)	(1,234)	(12,317)
Amortization of unrecognized net transition liabilities	1,100	1,100	10,979
Amortization of unrecognized net actuarial losses *	966	2,916	29,105
Amortization of unrecognized prior service cost **	552	—	—
Net retirement benefit expenses ***	¥ 7,646	¥ 8,552	$ 85,358

* The unrecognized net actuarial losses shall be all recorded as a liability due to a new accounting standard issued in September 2006 in the United States and the corresponding increment was recorded at a time by the amount of 1,377 million yen in the fiscal year ended March 31, 2007.

** The effect of the partial revision of the retirement benefit plan in the Metals segment in April 2007, the amount of 545 million yen recognized at a time, was included in the fiscal year ended March 31, 2007.

*** In addition to the above "net retirement benefit expenses," special retirement benefit costs of 156 million yen and 61 million yen (609 thousand dollars) and the contributions to defined contribution pension plans of 385 million yen and 442 million yen (4,412 thousand dollars) were charged to income for the fiscal years ended March 31, 2007 and 2008, respectively. Moreover, the required contributions to the corporate pensions under multi-employer pension plans of 389 million yen (3,883 thousand dollars) were also charged to income for the fiscal year ended March 31, 2008.

C) The assumptions used in the calculation of the above information were as follows:

	2007	2008
Discount rate for projected benefit obligation	mainly 2.5%	mainly 2.5%
Expected return on plan assets	mainly 3.0%	mainly 3.0%
Amortization period of prior service cost	mainly 1 year	mainly 1 year
Amortization period of net actuarial losses	mainly 1 year	mainly 1 year
Amortization period of net transition liabilities	10 years	10 years

Note 9 – BUSINESS COMBINATIONS

A) For the fiscal year ended March 31, 2007

1) Acquisition of copper smelting and refining business

Effective on April 1, 2006, the Company's consolidated subsidiary, Pan Pacific Copper Co., Ltd. (PPC) acquired the copper smelting and refining business from Mitsui Mining and Smelting Co., Ltd.

The Company's wholly-owned subsidiary, Nippon Mining & Metals Co., Ltd. has been promoting a comprehensive business alliance with Mitsui Mining and Smelting Co., Ltd. mainly through PPC, the joint venture between the two companies. Consequently the refining function operated by the two parent companies was combined into PPC so that it might promote to further strengthen competitiveness.

The purchase method of accounting has been applied to this acquisition of business as follows :

	Millions of yen
Assets	¥ 29,439
Liabilities	(16,496)
Goodwill	10,922
Minority interests in the consolidated subsidiary	(1,508)
Acquisition cost	22,357
Cash and cash equivalents received	(19)
Net acquisition cost	¥ 22,338

2) Acquisition of the company owning copper deposit

Effective on May 12, 2006, the wholly-owned Canadian subsidiary of PPC acquired through a tender offer bid the majority of outstanding shares of Regalito Copper Corp., a Canadian local company which owns the rights to Caserones Copper Deposit, and is expected to be an integrated production platform to promote mining and production of electrolytic copper and copper products in Chile.

The purchase method of accounting has been applied to this acquisition of business as follows :

	Millions of yen
Assets *	¥21,542
Liabilities *	(7,236)
Minority interests in the consolidated subsidiary	(98)
Acquisition cost	14,208
Acquisition cost paid in the previous fiscal year	(64)
Acquisition cost paid in the fiscal year ended March 31, 2007	14,144
Cash and cash equivalents received	(131)
Net acquisition cost	¥14,013

* The rights to mineral property after the tax effect consideration are included in the assets above and are evenly amortized over 5 years. Its related deferred tax liabilities are also included in the liabilities above.

The ownership of outstanding shares was 90.2% as a result of the tender offer bid on May 12, 2006, together with the shares acquired in the previous fiscal year, and currently it is 93.9% after an additional acquisition held in July 2006.

B) For the fiscal year ended March 31, 2008

There was no material business conbination.

Note 10 – INCOME TAXES

A) The components of deferred tax assets and liabilities as of March 31, 2007 and 2008 were as follows:

As of March 31, 2007	Millions of yen
Net operating loss carryforward	¥ 38,060
Retirement benefit obligation	23,644
Eliminations of inter-company transactions	9,018
Securities	23,565
Land	15,539
Impairment of land	7,134
Property, plant and equipment	3,826
Allowance for periodic repair works	3,641
Other investments	1,632
Inventories	4,070
Accrued bonuses to employees	3,603
Accrued enterprise tax	2,497
Loss on business withdrawal	7,561
Other	28,351
Subtotal	172,141
Valuation allowance	(98,155)
Total deferred tax assets	¥ 73,986
Land	¥ (45,308)
Unrealized gain on marketable securities	(22,657)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(6,107)
Reserve for losses on overseas investments	(1,990)
Undistributed earnings of foreign affiliates	(22,424)
Unrealized gain on the rights to mineral property	(6,058)
Deferred hedge gain	(3,939)
Other	(3,245)
Total deferred tax liabilities	¥(111,728)
Net deferred tax liabilities	¥ (37,742)

As of March 31, 2008	Millions of yen	Thousands of U.S. dollars
Net operating loss carryforward	¥ 36,493	$ 364,238
Retirement benefit obligation	22,853	228,097
Eliminations of inter-company transactions	4,543	45,344
Securities	27,253	272,013
Land	15,256	152,271
Impairment of land	7,023	70,097
Property, plant and equipment	3,725	37,179
Allowance for periodic repair works	3,746	37,389
Other investments	1,617	16,139
Inventories	6,814	68,011
Accrued bonuses to employees	3,070	30,642
Accrued enterprise tax	1,751	17,477
Loss on business withdrawal	3,525	35,183
Other	20,043	200,049
Subtotal	157,712	1,574,129
Valuation allowance	(88,731)	(885,627)
Total deferred tax assets	¥ 68,981	$ 688,502
Land	¥ (44,453)	$ (443,687)
Unrealized gain on marketable securities	(15,404)	(153,748)
Difference between market value and cost of assets and liabilities of consolidated subsidiaries	(6,255)	(62,431)
Reserve for losses on overseas investments	(4,675)	(46,661)
Undistributed earnings of foreign affiliates	(29,490)	(294,341)
Unrealized gain on the rights to mineral property	(5,712)	(57,012)
Deferred hedge gain	(2,690)	(26,849)
Other	(1,575)	(15,720)
Total deferred tax liabilities	¥(110,254)	$(1,100,449)
Net deferred tax liabilities	¥ (41,273)	$ (411,947)

B) Net deferred tax liabilities as of March 31, 2007 and 2008 were included in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Other current assets	¥ 17,362	¥ 19,231	$ 191,945
Deferred tax assets – non-current	11,237	8,252	82,364
Other current liabilities	(3,602)	(4,529)	(45,204)
Deferred tax liabilities – non-current	(62,739)	(64,227)	(641,052)
Net deferred tax liabilities	¥(37,742)	¥(41,273)	$(411,947)

C) Reconciliation of statutory tax rate and the effective income tax rate for the fiscal years ended March 31, 2007 and 2008 was as follows:

2007		2008	
Statutory tax rate	40.7%	Statutory tax rate	40.7%
Increase (decrease) in taxes resulting from:		Increase (decrease) in taxes resulting from:	
Eliminations of dividend income	2.2	Eliminations of dividend income	1.8
Changes in valuation allowance	3.5	Equity in income of non-consolidated subsidiaries and affiliates	(19.9)
Equity in income of non-consolidated subsidiaries and affiliates	(17.6)	Deferred tax liabilities for undistributed earnings of foreign affiliates	9.2
Deferred tax liabilities for undistributed earnings of foreign affiliates	11.2	Deferred tax assets charged off due to elimination of unrealized gains from transfer of subsidiaries' and affiliates' stocks	2.1
Other	(1.2)	Other	1.0
Effective income tax rate	38.8%	Effective income tax rate	34.9%

Note 11 – COMMITMENTS AND CONTINGENT LIABILITIES

Commitments and contingent liabilities as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Contingent liabilities based on debt assumption agreements	¥ 3,900	¥ —	$ —
Notes receivable discounted	11	—	—
Debt guarantees:			
Non-consolidated subsidiaries and affiliates	2,725	2,030	20,262
Other companies and employees	3,509	2,422	24,174
Total	¥10,145	¥4,452	$44,436

Note 12 – LEASES

Financing lease transactions whose ownership are not to be transferred were as follows:

A) Lessee

(1) Estimated purchase cost, estimated accumulated depreciation, estimated accumulated impairment losses, and estimated book value of the leased assets as of March 31, 2007 and 2008 were as follows:

	Millions of yen			
As of March 31, 2007	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	¥7,938	¥3,724	¥ 52	¥4,162
Other	914	564	54	296
Total	¥8,852	¥4,288	¥106	¥4,458

	Millions of yen			
As of March 31, 2008	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	¥7,186	¥3,424	¥ 3	¥3,759
Other	653	357	8	288
Total	¥7,839	¥3,781	¥11	¥4,047

As of March 31, 2008	Thousands of U.S. dollars			
	Estimated purchase cost	Estimated accumulated depreciation	Estimated accumulated impairment losses	Estimated book value
Machinery and equipment	$71,723	$34,175	$ 30	$37,518
Other	6,518	3,563	80	2,875
Total	$78,241	$37,738	$110	$40,393

The above estimated purchase cost includes related interest expenses.

(2) Lease payments due under the financing lease transactions as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Due within one year	¥1,623	¥1,336	$13,335
Due after one year	2,858	2,712	27,068
Total	¥4,481	¥4,048	$40,403

The above obligations included the allowance for impairment losses on leased assets of 23 million yen and 1 million yen (10 thousand dollars) as of March 31, 2007 and 2008.

The above obligations under finance leases included related interest expenses.

(3) Lease expenses, reversal of the allowance for impairment losses on leased assets and estimated depreciation for the fiscal years ended March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Lease expenses	¥1,646	¥1,425	$14,223
Reversal of allowance for impairment losses on leased assets	42	22	220
Estimated depreciation	1,604	1,403	14,003

(4) Method of calculation of amount of estimated depreciation

Depreciation is calculated based on the straight-line method over the lease term of the leased assets assuming no residual value.

B) Lessor

(1) Purchase cost, accumulated depreciation, and book value of the leased assets as of March 31, 2007 and 2008 were as follows:

As of March 31, 2007	Millions of yen		
	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥4,582	¥2,795	¥1,787
Other	332	268	64
Total	¥4,914	¥3,063	¥1,851

As of March 31, 2008	Millions of yen		
	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	¥4,116	¥2,463	¥1,653
Other	206	161	45
Total	¥4,322	¥2,624	¥1,698

As of March 31, 2008	Thousands of U.S. dollars		
	Purchase cost	Accumulated depreciation	Book value
Machinery and equipment	$41,082	$24,583	$16,499
Other	2,056	1,607	449
Total	$43,138	$26,190	$16,948

(2) Lease revenues due under the financing lease transactions as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Due within one year	¥ 688	¥ 601	$ 5,999
Due after one year	1,416	1,351	13,484
Total	¥2,104	¥1,952	$19,483

The above claims under finance leases included related interest income.

(3) Lease incomes and depreciation for the fiscal years ended March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Lease incomes	¥851	¥724	$7,226
Depreciation	684	629	6,278

Note 13 – UNREALIZED GAINS (LOSSES) ON DERIVATIVES

The Company Group primarily utilizes various derivative financial instruments in order to offset the risks of assets and liabilities due to fluctuations in commodity prices, foreign currency exchange rates and interest rates and applies hedge accounting. The Company Group does not utilize derivative financial instruments for speculative purposes.

Principal hedging instruments and hedged items are as follows:

Hedging instruments	Hedged items
Forward currency contracts and currency option contracts	Import of raw materials and export of products
Interest rate swap contracts and interest rate cap contracts	Long-term debt and loans
Commodity forward contracts and commodity swap contracts	Purchase of raw materials and sale of products

Unrealized gains (losses) on derivatives as of March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Currency-related transactions	¥ 1	¥466	$4,651
Commodity-related transactions	(294)	246	2,455
Total unrealized gains (losses)	¥(293)	¥712	$7,106

The amounts presented above exclude derivatives accounted for as hedges.

Note 14 – SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

The main components of selling, general and administrative expenses for the years ended March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Freight	¥36,200	¥35,735	$356,672
Sales commission	9,105	9,121	91,037
Fees for outsourced services	10,757	12,335	123,116
Rental expenses	13,909	13,826	137,998
Employees' salaries	23,248	23,478	234,335
Employees' bonuses	8,294	6,989	69,757
Retirement benefit expenses	2,368	5,561	55,505
Depreciation and amortization	9,439	12,845	128,206

Note 15 – RESEARCH AND DEVELOPMENT COSTS

Research and development costs included in manufacturing cost and selling, general and administrative expenses for the years ended March 31, 2007 and 2008 were 10,047 million yen and 11,759 million yen (117,367 thousand dollars), respectively.

Note 16 – IMPAIRMENT LOSSES

For the years ended March 31, 2007 and 2008, the Company Group recognized impairment losses on fixed assets related to the significant decline in the market value of its land as well as to the overall deterioration of its business environment, which consisted of the following :

For the fiscal year ended March 31, 2007	Millions of yen
Domestic:	
Unutilized assets (land, constructions and others)	¥1,462
Assets for rent (land)	91
Assets for Petroleum business (land)	324
Domestic subtotal	1,877
Total	¥1,877

In Japan, the recoverable amounts of the assets for the Petroleum business and the assets for rent were primarily measured as value in use equivalent to the present value of their future cash flows, discounted at 5%, with the unutilized assets' measured as net selling price.

For the fiscal year ended March 31, 2008	Millions of yen	Thousands of U.S. dollars
Domestic:		
Unutilized assets (land, machinery and equipment and others)	¥1,864	$18,605
Assets for rent (land, buildings and others)	80	798
Domestic subtotal	1,944	19,403
Overseas:		
Assets for Metals business (machinery and equipment and others)	734	7,326
Total	¥2,678	$26,729

In Japan, the recoverable amounts of the assets for the assets for rent were primarily measured as value in use equivalent to the present value of their future cash flows, discounted at 5%, with the unutilized assets' measured as net selling price.

In the overseas, the recoverable amounts of the assets for the Metals business were measured as value in use equivalent to the present value of their future cash flows, discounted at 10%.

Note 17 – REORGANIZATION AND RESTRUCTURING COSTS

For the fiscal year ended March 31, 2007, reorganization and restructuring costs comprised additional restructuring costs of electronic materials business in the United States of 3,234 million yen and special loss related to withdraw from metal manufacturing business in Korea of 1,754 million yen. For the fiscal year ended March 31, 2008, it was not charged to income.

Note 18 – STOCK OPTION PLAN

A) Expensed amount

Expensed amount on stock options for the fiscal years ended March 31, 2007 and 2008 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2007	2008	2008
Selling, general and administrative expenses	¥181	¥189	$1,886

B) Information on stock options

	Exercise period	Number of shares initially granted
Stock options granted on July 1, 2005	From July 2, 2005 to June 30, 2025	362,000
Stock options granted on July 26, 2006	From July 27, 2006 to June 30, 2026	210,500
Stock options granted on August 9, 2007	From August 10, 2007 to June 30, 2027	204,000

C) Changes in number and unit price

Changes in the number and the unit price of stock options outstanding for the fiscal year ended March 31, 2008 were as follows:

(1) Changes in number of stock options

	Number of shares		
	Stock options granted on July 1, 2005	Stock options granted on July 26, 2006	Stock options granted on August 9, 2007
As of March 31, 2007	340,500	210,500	—
Vested	—	—	204,000
Exercised	36,500	10,000	—
Expired	—	—	—
As of March 31, 2008	304,000	200,500	204,000

(2) Unit price of stock options

	Yen		
	Stock options granted on July 1, 2005	Stock options granted on July 26, 2006	Stock options granted on August 9, 2007
Exercise price	¥ 1	¥ 1	¥ 1
Average market price of share at exercise	867	1,009	—
Fair value per stock option at grant date *	—	860	926

* Stock options granted on July 1, 2005 were issued at no cost under the former Corporate Law (the Commercial Code), while those issued thereafter under the Corporate Law implemented in 2006.

Note 19 - SEGMENT INFORMATION

A) Business segment information

The operations of the Company Group for the fiscal years ended March 31, 2007 and 2008 were summarized by product group as follows:

	Millions of yen					
As of and for the fiscal year ended March 31, 2007	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	¥2,750,827	¥1,021,563	¥30,057	¥3,802,447	¥ —	¥3,802,447
Inter-segment	4,877	2,525	35,640	43,042	(43,042)	—
Total	2,755,704	1,024,088	65,697	3,845,489	(43,042)	3,802,447
Operating costs and expenses	2,679,793	971,757	62,280	3,713,830	(43,641)	3,670,189
Operating income	75,911	52,331	3,417	131,659	599	132,258
Income before special items	81,918	134,050	7,590	223,558	678	224,236
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	1,236,312	780,669	474,402	2,491,383	(434,976)	2,056,407
Depreciation and amortization	29,054	21,996	514	51,564	31	51,595
Impairment losses	1,610	127	—	1,737	140	1,877
Capital expenditures	62,257	85,453	791	148,501	118	148,619

Breakdown of Metals segment

	Millions of yen				
	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales:					
Outside customers	¥844,795	¥124,218	¥52,550	¥ —	¥1,021,563
Inter-segment	42,241	5,333	17,846	(62,895)	2,525
Total	887,036	129,551	70,396	(62,895)	1,024,088
Operating costs and expenses	841,897	130,294	64,320	(64,754)	971,757
Operating income (loss)	45,139	(743)	6,076	1,859	52,331
Income (loss) before special items	127,762	(2,198)	6,627	1,859	134,050

As of and for the fiscal year ended March 31, 2008	Millions of yen					
	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	¥3,189,776	¥1,116,736	¥32,960	¥4,339,472	¥ —	¥4,339,472
Inter-segment	4,158	2,909	43,578	50,645	(50,645)	—
Total	3,193,934	1,119,645	76,538	4,390,117	(50,645)	4,339,472
Operating costs and expenses	3,131,472	1,084,748	70,701	4,286,921	(50,635)	4,236,286
Operating income	62,462	34,897	5,837	103,196	(10)	103,186
Income before special items	67,847	113,395	11,254	192,496	(470)	192,026
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	1,409,106	769,690	677,197	2,855,993	(604,785)	2,251,208
Depreciation and amortization	35,725	26,506	519	62,750	113	62,863
Impairment losses	1,892	759	10	2,661	17	2,678
Capital expenditures	68,773	33,749	645	103,167	487	103,654

Breakdown of Metals segment

	Millions of yen				
	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales:					
Outside customers	¥947,620	¥116,241	¥52,875	¥ —	¥1,116,736
Inter-segment	51,895	5,086	20,836	(74,908)	2,909
Total	999,515	121,327	73,711	(74,908)	1,119,645
Operating costs and expenses	965,601	125,804	68,266	(74,923)	1,084,748
Operating income (loss)	33,914	(4,477)	5,445	15	34,897
Income (loss) before special items	114,438	(6,449)	5,391	15	113,395

As of and for the fiscal year ended March 31, 2008	Thousands of U.S. dollars					
	Petroleum	Metals	Other Operations	Total	Eliminations or Corporate	Consolidated
Sales:						
Outside customers	$31,837,269	$11,146,182	$ 328,975	$43,312,426	$ —	$43,312,426
Inter-segment	41,501	29,035	434,954	505,490	(505,490)	—
Total	31,878,770	11,175,217	763,929	43,817,916	(505,490)	43,312,426
Operating costs and expenses	31,255,335	10,826,909	705,669	42,787,913	(505,390)	42,282,523
Operating income	623,435	348,308	58,260	1,030,003	(100)	1,029,903
Income before special items	677,183	1,131,800	112,327	1,921,310	(4,692)	1,916,618
Identifiable assets, depreciation and amortization, impairment losses and capital expenditures						
Assets	14,064,337	7,682,304	6,759,128	28,505,769	(6,036,381)	22,469,388
Depreciation and amortization	356,573	264,557	5,180	626,310	1,128	627,438
Impairment losses	18,884	7,576	100	26,560	169	26,729
Capital expenditures	686,426	336,850	6,438	1,029,714	4,860	1,034,574

Breakdown of Metals segment

	Thousands of U.S. dollars				
	Resources and Metals	Electronic Materials	Metal Manufacturing	Eliminations	Total
Sales:					
Outside customers	$9,458,229	$1,160,206	$527,747	$ —	$11,146,182
Inter-segment	517,966	50,763	207,965	(747,659)	29,035
Total	9,976,195	1,210,969	735,712	(747,659)	11,175,217
Operating costs and expenses	9,637,698	1,255,655	681,365	(747,809)	10,826,909
Operating income (loss)	338,497	(44,686)	54,347	150	348,308
Income (loss) before special items	1,142,210	(64,368)	53,808	150	1,131,800

Main products for each segment are the following:

Petroleum		resource development, gasoline, naphtha, kerosene, gas oil, heavy fuel oil, petrochemicals, liquefied petroleum gas, lubricating oil, ship transport, etc.
Metals	<Resources and Metals>	resource development, copper, gold, silver, sulfuric acid, ship transport, etc.
	<Electronic Materials >	copper foils, sputtering targets, compound semiconductor materials, etc.
	<Metal Manufacturing >	wrought copper and copper alloy products, special steel products, precision products, etc.
Other Operations		information service, engineering, electric wires, cables, titanium, land transport, common group administrative activities such as fund procurement, etc.

Changes in segment classification

In April 2006, three core metals-related businesses of the Company Group, namely Nippon Mining & Metals Co., Ltd., Nikko Materials Co., Ltd. and Nikko Metal Manufacturing Co., Ltd. were merged to form a newly integrated company, Nippon Mining & Metals Co., Ltd. As a result, three segments, Resources and Metals, Electronic Materials and Metal Manufacturing, were integrated into the Metals segment. Concurrently, classification of businesses among segments was partially changed. For disclosure of the financial results of metals-related segments, the Metals segment is classified into three segments, Resources and Metals, Electronic Materials and Metal Manufacturing as in the past.

(Note)

(1) As noted in Note 2 - A (3), on November 29, 2005, ASBJ issued "Accounting Standard for Directors' Bonus." During the fiscal year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted this standard.

As a result of this adoption, in the fiscal year ended March 31, 2007, operating costs and expenses increased by 312 million yen and operating income and income before special items decreased by the same amount for the Petroleum segment and operating costs and expenses increased by 264 million yen and operating income and income before special items decreased by the same amount for the Metals segment and operating costs and expenses increased by 124 million yen and operating income and income before special items decreased by the same amount for the Other Operations segment.

(2) As noted in Note 2 - A (4), on December 27, 2005, ASBJ issued "Accounting Standard for Share-based Payment" and on May 31, 2006, "Guidance on Accounting Standard for Share-based Payment." During the fiscal year ended March 31, 2007, the Company and its domestic consolidated subsidiaries adopted this standard.

As a result of this adoption, in the fiscal year ended March 31, 2007, operating costs and expenses increased by 118 million yen and operating income and income before special items decreased by the same amount for the Petroleum segment and operating costs and expenses increased by 63 million yen and operating income and income before special items decreased by the same amount for the Metals segment.

(3) As noted in Note 2 - A (6), the Company and its domestic consolidated subsidiaries early adopted "Accounting standard for Measurement of Inventories" from the fiscal year ended March 31, 2007.

As a result of this adoption, inventories as of March 31, 2007 decreased by 975 million yen and operating income and income before special items decreased by the same amount for the Petroleum segment, and in the same manner decreased by 7,210 million yen for the Metals segment, by 70 million yen for the Other Operations segment.

(4) As noted in Note 2 - B (1), effective for the fiscal year ended March 31, 2008, the Company and its domestic consolidated subsidiaries applied the depreciation method prescribed in the revised Corporate Tax Law in line with the 2007 Tax Reform, for property, plant and equipment acquired on and after April 1, 2007.

As a result of this application, in the fiscal year ended March 31, 2008, as for the Petroleum segment, depreciation costs increased by 504 million yen (5,030 thousand dollars), accordingly, operating costs and expenses increased by 498 million yen (4,971 thousand dollars) and operating income and income before special items decreased by the same amount, while assets decreased by 497 million yen (4,961 thousand dollars). As for the Metals segment, depreciation costs increased by 245 million yen (2,445 thousand dollars), operating costs and expenses increased by 214 million yen (2,136 thousand dollars), operating income decreased by the same amount and income before special items decreased by 215 million yen (2,146 thousand dollars), while assets decreased by 214 million yen (2,136 thousand dollars). As for the Other Operations segment, there was only a slight impact.

(5) As noted in the additional information of Note 2 - B (1), the Company and its domestic consolidated subsidiaries applied the depreciation method for property, plant and equipment acquired before April 1, 2007, which allowed them to depreciate those assets to 1 yen of the residual value using the straight-line method evenly over a period of five years after they reach the depreciable limits.

As a result of this application, in the fiscal year ended March 31, 2008, as for the Petroleum segment, depreciation costs increased by 4,740 million yen (47,310 thousand dollars), operating costs and expenses increased by 4,451 million yen (44,426 thousand dollars) and operating income and income before special items decreased by the same amount, while assets decreased by 4,443 million yen (44,346 thousand dollars). As for the Metals segment, depreciation costs increased by 991 million yen (9,891 thousand dollars), operating costs and expenses increased by 933 million yen (9,312 thousand dollars), operating income decreased by the same amount and income before special items decreased by 941 million yen (9,392 thousand dollars), while assets decreased by 937 million yen (9,352 thousand dollars). As for the Other Operations segment, there was only a slight impact.

B) Overseas sales

Overseas sales, which represents sales to overseas customers, and the ratios of overseas sales to consolidated net sales for the fiscal years ended March 31, 2007 and 2008 were summarized by geographic region as follows:

	Millions of yen		
For the fiscal year ended March 31, 2007	Asia	Others	Total
Overseas sales	¥511,582	¥50,327	¥ 561,909
Consolidated net sales	—	—	3,802,447
Ratio of overseas sales to consolidated net sales (%)	13.5	1.3	14.8

	Millions of yen		
For the fiscal year ended March 31, 2008	Asia	Others	Total
Overseas sales	¥604,336	¥52,522	¥ 656,858
Consolidated net sales	—	—	4,339,472
Ratio of overseas sales to consolidated net sales (%)	13.9	1.2	15.1

	Thousands of U.S. dollars		
For the fiscal year ended March 31, 2008	Asia	Others	Total
Overseas sales	$6,031,899	$524,224	$ 6,556,123
Consolidated net sales	—	—	43,312,426
Ratio of overseas sales to consolidated net sales (%)	13.9	1.2	15.1

ERNST & YOUNG SHINNIHON

- Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

- Tel: 03 3503 1100
Fax: 03 3503 1197

Report of Independent Auditors

The Board of Directors
Nippon Mining Holdings, Inc.

We have audited the accompanying consolidated balance sheets of Nippon Mining Holdings, Inc. and consolidated subsidiaries as of March 31, 2007 and 2008, and the related consolidated statements of income, changes in net assets, and cash flows for the years then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nippon Mining Holdings, Inc. and consolidated subsidiaries at March 31, 2007 and 2008, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

As described in Note 2, effective for the year ended March 31, 2007, Nippon Mining Holdings, Inc. and its domestic consolidated subsidiaries early adopted "Accounting Standard for Measurement of Inventories"(ASBJ statement No.9, July 5, 2006). As described in Note 19, effective in April 2006, the Company changed the classification of its business segments.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1.

Ernst & Young ShinNihon

June 19, 2008

(As of March 31, 2008)

● Equity-method affiliated company

Petroleum (Japan Energy Group)

Company	Percentage of voting rights
Japan Energy Corporation	100.0%
Japan Energy Development Co., Ltd.	100.0%
NMC Pearl River Mouth Oil Development Co., Ltd.	100.0%
Southern Highlands Petroleum Co., Ltd.	80.0%
Kashima Oil Co., Ltd.	70.7%
Kashima Aromatics Co., Ltd.	80.0%
JOMO-NET Sapporo Co., Ltd. *1	100.0%
JOMO-NET Tohoku Co., Ltd. *1	100.0%
JOMO-NET Kitakanto Co., Ltd. *1	100.0%
JOMO-NET Higashitokyo Co., Ltd. *1	100.0%
JOMO-NET Nishitokyo Co., Ltd. *1	100.0%
JOMO-NET Minamikanto Co., Ltd. *1	100.0%
JOMO-NET Tokai Co., Ltd. *1	100.0%
JOMO-NET Kansai Co., Ltd. *1	100.0%
JOMO-NET Sanyo Co., Ltd. *1	100.0%
JOMO-NET Kyushu Co., Ltd. *1	100.0%
JOMO Retail Service Co., Ltd.	100.0%
J-Quest Co., Ltd.	100.0%
Asia Shoji Co., Ltd.	100.0%
JOMO Sun Energy Co., Ltd.	100.0%
Japan Energy (Singapore) Pte. Ltd.	100.0%
Nikko Liquefied Gas Co., Ltd.	51.0%
Kyo-Pro Co., Ltd.	100.0%
JOMO-Pro Kanto Co., Ltd.	100.0%
Petrocokes, Ltd.	85.0%
Irvine Scientific Sales Co., Ltd.	100.0%
Nissho Shipping Co., Ltd.	72.5%
Nippon Tanker Co., Ltd.	100.0%
JOMO Enterprise Co., Ltd.	100.0%
JOMO Support System Co., Ltd.	100.0%
● Abu Dhabi Oil Co., Ltd.	31.5%
● United Petroleum Development Co., Ltd.	35.0%
● am/pm JAPAN Co., Ltd.	20.0%

Metals (Nippon Mining & Metals Group)

Company	Percentage of voting rights
Nippon Mining & Metals Co., Ltd.	100.0%
Nippon Mining of Netherlands B.V.	100.0%
Nippon LP Resources B.V.	60.0%
Kasuga Mines Co., Ltd.	100.0%
Japan Korea Joint Smelting Co., Ltd.	80.0%
Pan Pacific Copper Co., Ltd.	66.0%
Nikko Smelting & Refining Co., Ltd.	100.0%
Hibi Kyodo Smelting Co., Ltd.	63.5%
Pan Pacific Copper Taiwan Co., Ltd.	100.0%
Pan Pacific Copper Shanghai Co., Ltd.	100.0%
PPC Canada Enterprises Corp.	100.0%
Minera Lumina Copper Chile S.A.	100.0%
Compania Minera Quechua S.A.	100.0%
Japan Copper Casting Co., Ltd.	65.0%
Changzhou Jinyuan Copper Co., Ltd.	58.0%
Kurobe Nikko Galva Co., Ltd.	93.4%
Nikko Shoji Co., Ltd.	100.0%
Nikko Shoji Taiwan Co., Ltd. *2	100.0%
Nikko Art & Craft Co., Ltd.	100.0%
Nikko Environmental Services Co., Ltd.	100.0%
Tomakomai Chemical Co., Ltd.	100.0%
Nikko Tsuruga Recycle Co., Ltd.	100.0%
Nikko Mikkaichi Recycle Co., Ltd.	100.0%
Nikko Plant Saganoseki Co., Ltd.	100.0%
Nippon Marine Co., Ltd.	100.0%
Circum Pacific Navigation Co., Ltd.	100.0%
Nikko Logistics Partners Co., Ltd.	90.0%
Nissho Kou-un Co., Ltd.	100.0%
Nikko Exploration and Development Co., Ltd.	100.0%
Nikko Drilling Co., Ltd.	100.0%
● Minera Los Pelambres	25.0%
● Japan Collahuasi Resources B.V.	30.0%
● JECO Corporation	20.0%
● LS-Nikko Copper Inc.	49.9%
● Hitachi Wire Rod Co., Ltd.	20.0%
Nikko Materials Philippines, Inc. *3	100.0%
Gould Electronics GmbH	100.0%
Nikko Materials USA, Inc. *3	100.0%
Nikko Materials Taiwan Co., Ltd. *2	100.0%
Nikko Materials Korea Co., Ltd. *3	100.0%
Nikko Fuji Electronics Co., Ltd.	100.0%
Nikko Fuji Electronics Dongguan Co., Ltd.	100.0%
Nikko Coil Center Co., Ltd.	100.0%
Nippon Precision Technology (Malaysia) Sdn. Bhd.	80.5%
Nippon Mining Taiwan Co., Ltd. *2	100.0%
Nippon Mining Shanghai Co., Ltd.	100.0%
Nippon Mining & Metals (Suzhou) Co., Ltd.	100.0%
Nikko Fuji Precision (Wuxi) Co., Ltd.	100.0%
● Poongsan-Nikko Tin Plating Corp.	40.0%

Other Operations (Independent Operating and Functional Support Companies)

Company	Percentage of voting rights
Central Computer Services Co., Ltd. *4	100.0%
Nichiyo Engineering Corporation	100.0%
Nikko Real Estate Co., Ltd.	100.0%
Automax Co., Ltd.	100.0%
Nippon Mining Finance Co., Ltd.	100.0%
Nippon Mining Procurement Inc.	100.0%
Nippon Mining Research & Technology Co., Ltd.	100.0%
Nippon Mining Business Support Co., Ltd.	100.0%
Nippon Mining Ecomanagement, Inc.	100.0%
Nippon Mining Insurance Services Co., Ltd.	100.0%
Nippon Mining IT Co., Ltd.	100.0%
● Tatsuta Electric Wire and Cable Co., Ltd.	33.5%
● Toho Titanium Co., Ltd.*5	42.7%
● Maruwn Corporation	43.4%

*1 Integrated with the newly established company, JOMO-NET Co., Ltd., in July 2008

*2 Nikko Shoji Taiwan Co., Ltd. merged with Nikko Materials Taiwan Co., Ltd. and Nippon Mining Taiwan Co., Ltd. in April 2008, and the corporate name of the surviving company was changed to Nikko Metals Taiwan Co., Ltd.

*3 Nikko Materials Philippines, Inc. and Nikko Materials Korea Co., Ltd. corporate names were changed to Nikko Metals Philippines, Inc. and Nikko Metals Korea Co., Ltd., respectively, in April 2008, and Nikko Materials USA, Inc. corporate name was changed to Nikko Metals USA, Inc. in June 2008.

*4 In April 2008, the Company transferred 60% of shares held in wholly-owned subsidiary Central Computer Services Co., Ltd. (CCS) to NTT DATA Corporation. The CCS corporate name was changed to NTT DATA CCS Corporation, and became an equity-method affiliate of the Company.

*5 Following the Toho Titanium Co., Ltd. annual shareholders' meeting held on June 27, 2008, Nippon Mining Group members constituted a majority of the Toho Titanium board of directors, which became a consolidated subsidiary of the Company.

(As of July 31, 2008)

Domestic



Petroleum (Japan Energy Group)

1. Mizushima Oil Refinery, Japan Energy
2. Chita Oil Refinery, Japan Energy
3. Funakawa Works, Japan Energy
4. Sodegaura Lubricants Plant, Japan Energy
5. Kawasaki LP-Gas Terminal, Japan Energy
6. Kashima Oil Refinery, Kashima Oil Co., Ltd.
7. Kashima Plant, Kashima Aromatics Co., Ltd.
8. Nakajo Oil and Gas Field, Japan Energy Development Co., Ltd.

Metals (Nippon Mining & Metals Group)

Metals

1. Hitachi Works, Nikko Smelting & Refining Co., Ltd.
2. Saganoseki Smelter & Refinery, Nikko Smelting & Refining Co., Ltd.
3. Tamano Smelter, Hibi Kyodo Smelting Co., Ltd.
4. Kasuga Mines Co., Ltd.
5. Japan Copper Casting Co.,Ltd.
6. Kurobe Nikko Galva Co., Ltd.
7. Nikko Environmental Services Co.,Ltd.
8. Tomakomai Chemical Co., Ltd.
9. Nikko Mikkaichi Recycle Co., Ltd.
10. Nikko Tsuruga Recycle Co., Ltd.

Electronic Materials

1. Isohara Works, Nippon Mining & Metals
2. Shirogane Works, Nippon Mining & Metals
3. Toda Works, Nippon Mining & Metals
4. Takatsuki Plant, Nikko Shoji Co., Ltd.
5. Ichinoseki Foil Manufacturing Co., Ltd.
6. Kurami Works, Nippon Mining & Metals
7. Kurami Works, Kawasaki Plant, Nippon Mining & Metals
8. Isohara Plant, Nikko Fuji Electronics Co., Ltd.
9. Hitachi Plant, Nikko Fuji Electronics Co., Ltd.
10. Kurami Office, Nikko Coil Center Co., Ltd.
11. Kawasaki Plant, Nikko Coil Center Co., Ltd.

Other Operations (Independent Operating and Functional Support Companies)

1. Osaka Plant, Tatsuta Electric Wire and Cable Co., Ltd.
2. Fukuchiyama Plant, Tatsuta Electric Wire and Cable Co., Ltd.
3. Chigasaki Plant, Toho Titanium Co., Ltd.
4. Hitachi Plant, Toho Titanium Co., Ltd.
5. Yahata Plant, Toho Titanium Co., Ltd.

Overseas



Petroleum (Japan Energy Group)

❶ Japan Energy (U.K.) Ltd.
❷ Abu Dhabi Oil Co., Ltd.
❸ United Petroleum Development Co., Ltd.
❹ Japan Energy Corporation Beijing Office
❺ NMC Pearl River Mouth Oil Development Co., Ltd.
❻ Shanxi Japan Energy Lubricants Co., Ltd.
❼ Japan Energy (Shanghai) Trading Co., Ltd.
❽ Japan Energy (Singapore) Pte. Ltd.
❾ Southern Highlands Petroleum Co., Ltd.
❿ Japan Energy Oceania Pty., Ltd.
⓫ Irvine Scientific Sales Co., Ltd.

Metals (Nippon Mining & Metals Group)

Metals

❶ Changzhou Jinyuan Copper Co., Ltd.
❷ Nippon Mining & Metals Co., Ltd. Shanghai Office
❸ Pan Pacific Copper (Shanghai) Co., Ltd.
❹ LS-Nikko Copper Inc.
❺ Nippon Mining & Metals Co., Ltd. Australia Office
❻ Collahuasi Mine
❼ Escondida Mine
❽ Los Pelambres Mine
❾ Nippon Mining & Metals Co., Ltd. Chile Office
❿ Pan Pacific Copper Co., Ltd. Chile Office
⓫ Nikko Metals Taiwan Co., Ltd.

Electronic Materials

❶ Nikko Metals USA, Inc.
❷ Gould Electronics GmbH
❸ Nikko Metals Philippines, Inc.
❹ Nikko Metals Hong Kong Ltd.
❺ Nikko Metals Singapore Pte. Ltd.
❻ Nikko Metals Korea Co., Ltd.
❼ Nikko Metals Suzhou Co., Ltd.
❽ Nikko Metals Europe GmbH
❾ Nikko Fuji Electronics Dongguan Co., Ltd.
❿ Nikko Fuji Precision (Wuxi) Co., Ltd.
⓫ Nippon Mining & Metals (Suzhou) Co., Ltd.
⓬ Nippon Precision Technology (Malaysia) Sdn. Bhd.
⓭ Nippon Mining Shanghai Co., Ltd.
⓮ Materials Service Complex Malaysia Sdn. Bhd.
⓯ Poongsan-Nikko Tin Plating Corp.

(As of March 31, 2008)

Share information

Number of Shares Issued	928,462,002
Number of Shareholders	91,668
Stock Exchange Listings	Tokyo, Osaka, Nagoya
Securities Code	5016
Trading Unit	500 shares
Administrator of Shareholders' Register	The Chuo Mitsui Trust and Banking Co., Ltd.
Fiscal Year-End	March 31
General Shareholders' Meeting	June

Types of shareholders


Securities Companies 3.03%
Others 0.01%
Treasury Stock 0.11%
Individuals 12.50%
Overseas Investors 39.42%
Domestic Corporations 5.00%
Financial Institutions 39.93%

Major shareholders

Name of shareholder	Number of shares held (Thousands of shares)	Percentage of total issued shares (%)
The Master Trust Bank of Japan, Ltd. (held in trust account)	83,224	8.96
Japan Trustee Services Bank, Ltd. (held in trust account)	81,536	8.78
Mizuho Corporate Bank, Ltd.	22,172	2.39
Trust & Custody Services Bank, Ltd. (held in securities investment trust account)	16,612	1.79
State Street Bank and Trust Company 505103	16,596	1.79
Teikoku Oil Co., Ltd.	14,477	1.56
BNP Paribas Securities (Japan) Limited	14,199	1.53
Sompo Japan Insurance Inc.	13,982	1.51
State Street Bank and Trust Company	12,869	1.39
Investors Bank and Trust Company (West)—Pension Fund Clients	12,584	1.36

Share price range and Trading volume


1,500
Share price (Yen)
1,000
500
200
Trading volume (million shares)
150
100
50
Years ended March 31
2003
2004
2005
2006
2007
2008

	2003	2004	2005	2006	2007	2008
High (Yen)	277	519	642	1,024	1,162	1,286
Low (Yen)	99	193	400	565	753	498
At year-end (Yen)	242	494	589	993	1,017	528
Market capitalizaton* (Billions of yen)	205.3	419.1	499.7	842.5	944.2	490.2

* Calculated with closing share price at the end of the term multipled by the number of shares outstanding at the end of the term (including treaury stock)

NIPPON MINING HOLDINGS, INC.

2-10-1 Toranomon, Minato-ku, Tokyo, 105-0001 Japan
Telephone: 81-(0) 3-5573-5123
http://www.shinnikko-hd.co.jp/english

PRINTED WITH SOY INK

3.9

Nippon Mining Holdings supports the Kizukai Movement (care for forests in Japan) promoted by Japan's Forestry Agency. In the printing of this annual report for 2008, we have arranged for thinned timber from a contracted forest in Hara in Nagano Prefecture to be used for the paper. This helps regenerate the forest, increasing the volume of carbon dioxide they can absorb.

Printed in Japan

END